     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000


                                                      REGISTRATION NO. 333-94191
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                i3 MOBILE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                            51-0335259
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                181 HARBOR DRIVE
                                  THIRD FLOOR
                          STAMFORD, CONNECTICUT 06902
                                 (203) 428-3000
          (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               STEPHEN G. MALONEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                i3 MOBILE, INC.
                                181 HARBOR DRIVE
                                  THIRD FLOOR
                          STAMFORD, CONNECTICUT 06902
                                 (203) 428-3000
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

             MICHAEL HIRSCHBERG, ESQ.                             MORRIS DEFEO, JR., ESQ.
               PAUL J. POLLOCK, ESQ.                              LORRAINE MASSARO, ESQ.
         PIPER MARBURY RUDNICK & WOLFE LLP                        MORRISON & FOERSTER LLP
            1251 AVENUE OF THE AMERICAS                         1290 AVENUE OF THE AMERICAS
                NEW YORK, NY 10020                                  NEW YORK, NY 10104
              (212) 835-6000 (PHONE)                              (212) 486-8000 (PHONE)
            (212) 835-6001 (FACSIMILE)                          (212) 468-7900 (FACSIMILE)

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
------------------------------

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION,

DATED MARCH 13, 2000


[I3 MOBILE, INC. LOGO]

--------------------------------------------------------------------------------

 i3 MOBILE, INC.

 4,400,000 SHARES
 COMMON STOCK
--------------------------------------------------------------------------------

 This is the initial public offering of i3 Mobile, Inc. We are offering 4,400,000 shares of our common stock. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

 We have applied to list our common stock on the Nasdaq National Market under the symbol "IIIM."


 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             PRICE TO               UNDERWRITING DISCOUNTS          PROCEEDS TO
                             PUBLIC                 AND COMMISSIONS                 I3 MOBILE, INC.
  Per Share                  $                      $                               $
  Total                      $                      $                               $

 We have granted the underwriters the right to purchase up to an additional 660,000 shares to cover any over-allotments.

 DEUTSCHE BANC ALEX. BROWN
                                  CHASE H&Q
                                          CREDIT SUISSE FIRST BOSTON
 The date of this prospectus is              , 2000

                              Inside Front Cover


[Description of Artwork:


FRONT COVER:

The front cover will be a single page with the i3 Mobile, Inc. logo centered towards the upper middle section of the page. The logo is in the center of an imaginary circle with seven arrows pointing at its top and seven sound waves emanating from its bottom towards the bottom half of the page. At the top of the page, on the other end of the arrows is the following text forming the top half of the imaginary circle: ENTERTAINMENT, E-COMMERCE & ADVERTISING, NEWS, FINANCIAL INFORMATION, SPORTS, INTERNET & INTRANET, WEATHER.

Behind the text is a graphic complementary to it:

-       a cloud with rain behind WEATHER;
-       a computer behind INTERNET & INTRANET;
-       sports equipment behind SPORTS;
-       stock chart behind FINANCIAL INFORMATION;
-       newspaper behind NEWS;
-       clenched fist behind E-COMMERCE & ADVERTISING; and
-       theater mask behind ENTERTAINMENT.

The seven sound waves lead to seven oval pictures of different men and women using wireless devices (pagers, cell phones) in various situations (in the office, in the car, in the park, on the street), forming the bottom half of the imaginary circle.

In the lower third of the page, there are three pictures of wireless devices lined up next to each other (a Nokia cell phone, a personal digital assistant, and a NeoPoint cell phone) with different text messages on each one (horoscope, stock quote, and sports score, respectively). Below that is the following text:
CONNECTING CONSUMERS, CONTENT & COMMERCE.

Centered at the bottom of the page is the "Powered by i3 Mobile" logo.

INSIDE OF GATEFOLD OF FRONT COVER:

The inside of the gatefold of the cover features some of the same graphics (cloud with rain; newspaper; sports equipment; computer; stock chart). There are also graphics of a wireless phone and a personal digital assistant in the background as well. The i3 Mobile, Inc. corporate logo and the company name are in the top left corner of the page. The bottom left corner has the following text:

 CONNECTING CONSUMERS, CONTENT & COMMERCE.

The page is divided into three sections by three large ovals with text in the right side and graphics in the left side of each oval. On the top outer layer of each oval box is the text:

     INTEGRATION, PERSONALIZATION, DISTRIBUTION.

All three ovals are linked by sound waves.

The text of the INTEGRATION oval: i3 Mobile offers a wide range of content and e-commerce services for distribution to small-screen wireless devices from over 50 third party content providers. i3 Mobile has also entered into a number of strategic relationships.

To the left of the text are 12 content provider logos (Dow Jones; Sports Ticker; Associated Press; The Weather Channel; Los Angeles Times; The Canadian Press; Comtex; FOX News; 1-800-flowers.com; infoUSA; cnbc.com).

The text of the PERSONALIZATION oval:

i3 Mobile has created proprietary systems to parse, filter and format data based on personal specified by our customers through the more than 20 interactive wireless portals we have built for wireless network operators and Web sites.

To the left of and under the text are five screen shots of various Web-provisioning sites that i3 has built (Omnipoint Communications; The Weather Channel; Bell Mobility; Southwestern Bell Wireless).

The text of the DISTRIBUTION oval:

i3 Mobile has developed a network of distribution relationships with more than 15 wireless carriers in North America, who offer our services under the "Powered by i3 Mobile" brand.

To the left of and under the text are logos of business partners through whom i3 Mobile distributes its services (Omnipoint Communications; Bell Mobility; CellularOne; Southwestern Bell Wireless) and our "Powered by i3 Mobile" logo.

Emanating from this oval are four sound waves that connect to pictures of devices to which i3 delivers content: Nokia mobile phone, Neopoint phone, PalmPilot, and pager.]

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To learn about this offering and our business, you should carefully read the entire prospectus, including the risk factors and our financial statements and related notes.


     Unless otherwise indicated, we present information in this prospectus assuming:



     - the conversion of all outstanding shares of preferred stock into an aggregate of 11,316,765 shares of common stock upon the closing of this offering;



     - our common stock will be sold at $15.00 per share, which is the mid-point of the range shown on the cover of this prospectus; and



     - the underwriters have not exercised their over-allotment option to purchase additional shares of common stock.


OUR BUSINESS

     We provide timely personalized information to users of wireless devices such as mobile phones, pagers and personal digital assistants to address their media content and electronic commerce needs. We currently deliver information content in a variety of categories, including finance, news, weather, sports, entertainment, traffic and travel, from over 50 content sources. We have also begun to offer additional products and services, including advertising sales, wireless electronic commerce, e-mail and personal information management applications. We believe that our technical knowledge, business relationships and experience will enable us to capitalize on the growth of the wireless data medium.


     We provide our products and services primarily through our distribution relationships with wireless network operators. We currently provide personalized wireless information services developed for, and provided under agreements with, more than 15 wireless network operators, collectively representing approximately 48 million wireless phone subscribers at September 30, 1999, or more than 55% of the North American market of wireless phone users. We have also developed wireless message delivery systems for four Internet media networks and corporate enterprises. At December 31, 1999, we had over 450,000 users of our products and services, of which approximately 100,000 were paying subscribers and 350,000 were complimentary users.



OUR HISTORY OF OPERATING LOSSES



     We incurred net losses of approximately $1.3 million for the year ended December 31, 1996, approximately $2.4 million for the year ended December 31, 1997, approximately $2.9 million for the year ended December 31, 1998 and approximately $10.3 million for the year ended December 31, 1999, resulting in an accumulated deficit of approximately $45.0 million at December 31, 1999, of which $26.6 million represents non-cash charges related to dividends on and redemptions of our preferred stock in 1999. We expect to continue to operate at a significant net loss and have negative operating cash flows as we incur costs related to product development, sales and marketing and administrative expenses.

PRODUCTS AND SERVICES

     We market our products and services using the established distribution channels of our distributors and the combined brand names of our distributors and our own brand name. Our products and services are offered on both a complimentary and subscription basis. Our complimentary service allows users to select from a limited number of content categories, such as sports, weather or finance, to receive a daily message at no cost to the user. Our subscription service allows users to select from a larger number of content categories to receive multiple personalized messages throughout the day for a fee. We have proprietary technology and systems that have been designed to provide a network and device independent platform for the creation and delivery of our products and services.

     In addition, we offer wireless network operators a package of services, including personal profiling, content aggregation, content parsing, application development, message delivery, billing and customer service, for the delivery of customized content and information through their networks. We also offer any one or more of these services to Internet media networks and corporate enterprises.


RISK FACTORS



     Investing in our shares of common stock involves a high degree of risk. We face a number of risks that you should consider before you decide to invest in our common stock. A number of these risks may make it more difficult for us to achieve our objectives and the elements of our strategy. See the section entitled "Risk Factors" which starts on page 7.


MARKET OPPORTUNITY

     We believe that wireless mobile data is emerging as a powerful new medium, uniquely capable of creating value through the ability to deliver highly personalized, local, timely and interactive content and services to wireless devices. According to DataQuest, wireless data subscribers will grow at a compound annual growth rate of 82% from 3 million subscribers in 1999 to 36 million subscribers in 2003, creating a market with more than $3 billion in annual revenue. The emergence of the mobile data medium is being driven by the convergence of four major trends:

     - growth in wireless communications;

     - growth in internet services;

     - evolution of media; and

     - development of technology, applications and standards.

     The emergence of the Internet has significantly increased consumer demand for access to information. As a group, on-line consumers are increasingly using new methods, including wireless technologies, to access information typically available on the Internet. International Data Corporation predicts that the worldwide annual sales of Internet handheld devices, such as wireless phones and personal digital assistants, will grow at a compound annual rate of 62% from $1.2 billion in 1998 to $8.2 billion in 2002. The convergence of the Internet and digital wireless technologies presents new opportunities for consumers to access real-time information while away from their desktop computers. We believe that, by using our platform, wireless network operators, Internet media networks and corporate enterprises can differentiate their services to retain and strengthen their existing customer relationships and attract new customers.

STRATEGY

     Our objective is to be the leading provider of personalized wireless data products and services that provide information, entertainment and electronic commerce. The key elements of our strategy are to:

     - position i3 Mobile as the single-source wireless portal for wireless network operators, Internet media networks and corporate enterprises;

     - continue to build innovative products;

     - grow our user base and build i3 Mobile brand awareness;

     - expand and diversify our distribution relationships;

     - develop advertising and transactional revenue; and

     - advance our technology and content delivery systems.

OUR OFFICES AND HISTORY


     We were incorporated as Intelligent Information Incorporated under the laws of the State of Delaware on June 28, 1991. On January 4, 2000, we changed our name to i3 Mobile, Inc. Our principal executive office is located at 181 Harbor Drive, Stamford, Connecticut, and our telephone number at that office is (203) 428-3000. In addition, we maintain offices at One Dock Street, Suite 500, Stamford, Connecticut; 1237 Southridge Court, Suite 100, Hurst, Texas; and 305 N.E. Loop, Hurst, Texas. Our Web site is located at www.i3mobile.com. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING


Common Stock offered by i3 Mobile.....  4,400,000 shares.
Common Stock to be outstanding after
  this offering.......................  21,487,265 shares.
Use of Proceeds.......................  For expansion of sales and marketing, further development of systems
                                        infrastructure, working capital and
                                        general corporate purposes, including
                                        the development of technology
                                        alliances. See Use of Proceeds for
                                        more detailed information.
Proposed Nasdaq National Market
  Symbol..............................  "IIIM"


-------------------------

The outstanding share information shown in the table above excludes:


     - 1,939,084 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $3.53 per share;



     - an aggregate of 988,500 shares of common stock issuable upon the exercise of outstanding stock options under our 1995 Stock Incentive Plan at a weighted average exercise price per share of $3.11;



     - 200,000 shares of common stock issuable upon the exercise of outstanding stock options under our 2000 Stock Incentive Plan at an exercise price per share of $7.92; and



     - 25,500 shares of common stock available for future grant under our 1995 Stock Incentive Plan and 1,050,000 shares of common stock available for future grant under our 2000 Stock Incentive Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes our consolidated statement of operations data for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and our consolidated balance sheet data as of December 31, 1999. The data for the year ended December 31, 1995 is unaudited. This information should be read along with the consolidated financial statements and the related notes included elsewhere in this prospectus.

     The pro forma net loss per share data below for the year ended December 31, 1999, reflects the conversion of all of our outstanding shares of preferred stock into 11,316,765 shares of common stock upon the completion of this offering as though this event occurred as of their issuance date.

     The pro forma summary consolidated balance sheet data below reflects the conversion of all of our outstanding shares of preferred stock into 11,316,765 shares of common stock upon the completion of this offering as though this event occurred as of December 31, 1999.

     The pro forma as adjusted summary consolidated balance sheet data below adjusts the pro forma information to give effect to the sale of 4,400,000 shares of common stock offered by us in this offering, at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds. See Use of Proceeds.

                                                                    YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------
                                                     1995         1996        1997        1998        1999
                                                  -----------   ---------   ---------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue.....................................    $  387       $   645     $   825     $ 1,405    $  1,734
Cost of revenue.................................       190           465         700       1,081       1,302
                                                    ------       -------     -------     -------    --------
Gross profit....................................       197           180         125         324         432
Operating expenses..............................       966         1,507       2,492       2,890       6,962
                                                    ------       -------     -------     -------    --------
Operating loss..................................      (769)       (1,327)     (2,367)     (2,566)     (6,530)
Interest (income) expense - net.................       (22)           (8)         81         329         326
                                                    ------       -------     -------     -------    --------
Loss before extraordinary item..................      (747)       (1,319)     (2,448)     (2,895)     (6,856)
Extraordinary loss on extinguishment of debt....         -             -           -           -      (3,434)
                                                    ------       -------     -------     -------    --------
Net loss........................................    $ (747)      $(1,319)    $(2,448)    $(2,895)   $(10,290)
Dividends on and redemptions of preferred
  stock.........................................         -            (8)        (76)       (274)    (26,580)
                                                    ======       =======     =======     =======    ========
Loss applicable to common stock.................    $ (747)      $(1,327)    $(2,524)    $(3,169)   $(36,870)
                                                    ======       =======     =======     =======    ========
Net loss per share -- basic and diluted:
Loss before extraordinary item..................    $(0.10)      $ (0.18)    $ (0.33)    $ (0.42)   $  (5.83)
Extraordinary item..............................         -             -           -           -       (0.60)
                                                    ------       -------     -------     -------    --------
Net loss........................................    $(0.10)      $ (0.18)    $ (0.33)    $ (0.42)   $  (6.43)
                                                    ======       =======     =======     =======    ========
Shares used in computing net loss per share.....     7,282         7,552       7,554       7,554       5,736
                                                    ======       =======     =======     =======    ========
Pro forma net loss per share -- basic and
  diluted:......................................
Pro forma loss before extraordinary item........                                                    $  (0.57)
Extraordinary item..............................                                                       (0.29)
                                                                                                    --------
Net pro forma loss..............................                                                    $  (0.86)
                                                                                                    ========
Shares used in computing pro forma net loss per
  share.........................................                                                      11,948
                                                                                                    ========

                                                                    AS OF DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 28,241     $28,241       $87,904
Working capital.............................................    29,468      29,468        89,131
Total assets................................................    36,241      36,241        95,441
Mandatorily redeemable convertible preferred stock..........    55,338           -             -
Total stockholders' equity (deficit)........................   (22,696)     32,642        91,842

-------------------------

The outstanding share information shown in the table above excludes:


    - 1,939,084 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $3.53 per share, of which 1,929,084 shares were issuable upon the exercise of warrants issued as of December 31, 1999 at a weighted average exercise price of $3.50 per share and 10,000 shares were issuable upon the exercise of warrants issued after December 31, 1999 at an exercise price of $10.00 per share;



    - an aggregate of 988,500 shares of common stock issuable upon the exercise of outstanding stock options under our 1995 Stock Incentive Plan at a weighted average exercise price per share of $3.11, of which 914,000 shares were issuable upon the exercise of outstanding stock options issued as of December 31, 1999 at a weighted average exercise price of $2.71 and 74,500 shares were issuable upon the exercise of outstanding stock options issued after December 31, 1999 at an exercise price of $7.92;



    - 200,000 shares of common stock issuable upon the exercise of outstanding stock options issued after December 31, 1999 under our 2000 Stock Incentive Plan at an exercise price per share of $7.92; and



    - 25,500 shares of common stock available for future grant under our 1995 Stock Incentive Plan and 1,050,000 shares of our common stock available for future grant under our 2000 Stock Incentive Plan.

                                  RISK FACTORS

     You should carefully consider the following risks and other information in this prospectus before you decide to buy our common stock. An investment in our common stock involves a high degree of risk. Our business, financial condition or operating results may suffer if any of the following risks actually occur. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our common stock could decline.

                         RISKS RELATED TO OUR BUSINESS


BECAUSE WE OPERATE IN A NEW AND RAPIDLY EVOLVING MARKET, OUR FUTURE PROFITABILITY IS UNCERTAIN.



     Although we were founded in 1991, the increased growth in digital wireless capabilities and Internet use has occurred only recently and, as a result, the focus of our business changed significantly. Due to changes in technology and the emergence of wireless digital telephone networks, our business has expanded from providing limited content to pagers to our current arrangements with distributors who offer our products and services to many users and a wide variety of wireless devices. When making your investment decision, you should consider the risks, expenses and difficulties that we may encounter or incur in a new and rapidly evolving market. We face a number of risks encountered by companies in the rapidly evolving wireless telecommunications market. Our business strategy may not be successful, and we may not successfully address these risks.


BECAUSE WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR SIGNIFICANT EXPENSES, WE EXPECT TO CONTINUE TO INCUR LOSSES.

     We have incurred annual operating losses each year since our inception and we expect to incur further losses for the foreseeable future. We have incurred net losses of $10,290,000 for the year ended December 31, 1999, $2,895,000 for the year ended December 31, 1998, $2,448,000 for the year ended December 31, 1997, and $1,319,000 for the year ended December 31, 1996. As of December 31, 1999, our accumulated deficit was $45,001,000, of which $26,580,000 represents non-cash charges for dividends on and redemption of our preferred stock during 1999. Because we expect to continue to incur significant product development, sales and marketing, and administrative expenses, we will need to generate significant revenues to become profitable and sustain profitability on a quarterly or annual basis. We may not achieve or sustain our revenue or profit goals, and our ability to do so depends on a number of factors outside of our control, including the extent to which:

     - there is market acceptance of commercial services utilizing our products;

     - our competitors announce and develop, or lower the prices of, competing products; and

     - our distributors dedicate resources to selling our products and services.

     As a result, we cannot predict if we will ever achieve profitability. In addition, our failure to achieve profitability within the time frame expected by our investors may adversely affect the market price of our common stock.

BECAUSE BOTH OUR BUSINESS MODEL AND THE USE OF WIRELESS DEVICES FOR DELIVERY OF DATA SERVICES ARE EVOLVING AND UNPROVEN, WE CANNOT PREDICT WHETHER OUR PRODUCTS AND SERVICES WILL GENERATE SUFFICIENT REVENUES.

     Our business model is relatively new, is unproven and is likely to continue to evolve. Accordingly, it may not be successful, and we may have to adjust it. In addition, our future success depends on the continued increase in wireless device use and the continued development of wireless devices as a viable medium for the delivery of products and services. In particular, our success depends on commercial acceptance of wireless telephones and other wireless devices, and the Internet, to obtain timely personalized information. We cannot predict whether demand for our products and services will continue to develop, particularly at the volume or prices that we need to become profitable.

IF WIRELESS DEVICES ARE NOT WIDELY ACCEPTED FOR MOBILE DELIVERY OF CONTENT SERVICES AND INTERNET-BASED SERVICES, OUR BUSINESS WILL SUFFER MATERIALLY.

     Our future success depends upon the acceptance of wireless communications for delivery of content and Internet-based services. Most mobile individuals currently use portable computers to access the Internet, conduct electronic commerce transactions and remotely retrieve real-time information and e-mail. Computers are generally designed for the visual presentation of data, whereas wireless telephones and pagers historically have been limited to messaging by letters, numbers and a finite number of symbols. If users do not accept text-based messages instead of a computer image to conduct electronic commerce using wireless devices, our electronic commerce business may not develop as expected. We cannot assure you that wireless users will accept the use of handheld devices to receive content or Internet-based services.

BECAUSE WE DEPEND UPON WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS FOR ACCESS TO SUFFICIENT CAPACITY AND LEVEL OF SERVICE QUALITY, WE MAY BE UNABLE TO DELIVER OUR PRODUCTS AND SERVICES AND OUR USER BASE AND REVENUE COULD DECREASE.

     Our ability to grow and achieve profitability partly depends on our ability to access sufficient capacity on the networks of wireless carriers such as AT&T Wireless Services and Omnipoint Communications Services and on the reliability and security of their systems. All of our products and services are delivered using transmission services provided by third parties. We depend on these companies to provide uninterrupted and quality service and would not be able to satisfy our users' needs if our wireless network operators fail to provide the required capacity or level of service.

BECAUSE WE DEPEND ON THIRD PARTIES TO MARKET AND DISTRIBUTE OUR PRODUCTS AND SERVICES, IF THEIR EFFORTS ARE NOT SUFFICIENT OR EFFECTIVE, WE MAY NOT ACHIEVE PROFITABILITY.

     We rely substantially on the efforts of others to actively market and distribute our wireless data services. In order to increase the value of our products and services to our users and encourage demand for content delivery via wireless devices, we must successfully promote our products and services to distributors. If our distributors fail to create sufficient interest in content delivery services via wireless devices, we may be unable to attract new users and our business could suffer materially. We may not be able to control how those who distribute and market our products and services perform and we cannot be certain that their marketing efforts will be satisfactory. If the marketing and/or distribution efforts of wireless network operators, Internet media networks or corporate enterprises fail to attract new users, we may be unable to acquire new subscribers and our revenue could be adversely affected.

BECAUSE THREE OF OUR WIRELESS NETWORK OPERATORS ACCOUNTED FOR APPROXIMATELY 70% OF OUR REVENUE FOR THE YEAR ENDED DECEMBER 31, 1999, A LOSS OF ANY OF THEM AS DISTRIBUTORS OF OUR PRODUCTS AND SERVICES WOULD SIGNIFICANTLY REDUCE OUR REVENUE.

     To date, the largest distributors of our products and services in terms of revenue generated have been Omnipoint Communications Services, SBC Communications, Inc. and Bell Mobility Cellular, Inc. Subscription revenues generated by users of these wireless networks together accounted for approximately 70% of our revenue for the year ended December 31, 1999 and 52% for the year ended December 31, 1998. In addition, Omnipoint Communications Services alone accounted for over 41% of our total revenue for the year ended December 31, 1999 and 41% for the year ended December 31, 1998. We expect that we will generate a significant portion of our revenue from a small number of wireless network operators for the foreseeable future. Our growth depends on maintaining our relationships with these and our other wireless network operators and developing distribution relationships with additional wireless network operators. If we lose any of these wireless network operators our revenue would be significantly reduced, which would harm our business.

BECAUSE OUR BUSINESS HAS GROWN RAPIDLY, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

     Our growth has placed, and any further growth is likely to continue to place, considerable strain on our management team and other personnel, our internal accounting and management information systems and the third-party systems on which we depend. If we fail to manage our growth effectively our business would be adversely affected. In addition, we intend to use the net proceeds of this offering to develop additional products and services and to accelerate our growth. Our growth plans are likely to continue to place a significant strain on our personnel, and we believe that our current accounting and management information systems are inadequate to handle our anticipated growth. Our failure to hire additional personnel or to improve our systems increases the risk that we will not be able to achieve our growth objectives or, if achieved, we will not be able to manage our operations effectively.

BECAUSE WE HAVE NON-EXCLUSIVE AGREEMENTS WITH THE WIRELESS NETWORK OPERATORS WHO DISTRIBUTE OUR PRODUCTS AND SERVICES, OUR COMPETITORS MAY BE ABLE TO OBTAIN ARRANGEMENTS SIMILAR TO OURS.

     Our existing agreements with our wireless network operators are non-exclusive. Some or all of our wireless network operators may decide to establish relationships with our competitors. In addition, some of these wireless network operators are, or could become, our competitors by offering the same or similar products and services. If the wireless network operators who distribute our products and services began competing directly with us or offering our competitors' products and services, our business and growth prospects would suffer.

OUR EXPENSES WOULD INCREASE AND OUR PROFITABILITY COULD BE MATERIALLY ADVERSELY AFFECTED IF OUR WIRELESS NETWORK OPERATORS CHANGE THEIR CURRENT FEE STRUCTURES.

     Currently, we pay our wireless network operators a distribution fee for allowing us to use their networks to deliver content to our direct subscribers and for delivery of advertising and electronic commerce-enabling messages. If the wireless network operators increase these fees or begin to charge additional fees, our expenses would increase and our profitability could be materially adversely affected. Further, if the wireless network operators require us to lower the subscription rates we charge their customers for our products and services, our revenues would also decrease, which would also affect our profitability adversely.

BECAUSE OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WE MAY NOT MEET EXPECTATIONS OF INVESTORS AND OUR STOCK PRICE MAY DECLINE.

     Our operating results are likely to fluctuate from period to period due to a variety of factors, including the following:

     - continued growth in the use and quality of wireless communications products;

     - the rate at which we are able to acquire new users;

     - our ability to generate subscriptions among our user base;

     - changes in our revenue arrangements with wireless network operators;

     - timing of introduction of new products and services;

     - changes in pricing policies and product offerings by us or our competitors;

     - continued growth in Internet usage;

     - our ability to enter into revenue generating relationships with content and electronic commerce providers;

     - costs associated with advertising, marketing and promotional efforts to acquire subscribers;

     - changes in our fee arrangements with advertisers, electronic commerce providers and content providers; and

     - capital expenditures and other costs and expenses related to improving our business, expanding our operations and adapting to new technologies and changes in subscriber preferences.

     In addition, our operating expenses are based on our expectations of the future demand for our products and services. Moreover, we frequently will incur expenses in connection with the integration and offering of new content, which are likely to be incurred substantially in advance of related revenues. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall or delay in offering our products and services. Any shortfall in revenues would have a direct impact on operating results for a particular quarter, and these fluctuations could affect the market price of our common stock. If we do not meet expectations of investors in a particular quarter, the price of our common stock could decline.

IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL, WE MAY EXPERIENCE DELAYS IN OUR PRODUCT DEVELOPMENT AND OUR GROWTH PROSPECTS.

     We believe that our success depends upon the continued efforts of our senior management and key technical personnel, including Stephen G. Maloney, our president and chief executive officer. Our growth and success also depends on our ability to attract, hire and retain additional highly qualified management, technical, marketing and sales personnel. These individuals are in high demand and we may not be able to attract the staff we need. The hiring process is intensely competitive, time consuming and may divert the attention of our management from our operations. Competitors and other companies may attempt to recruit our employees. If we lose the services of any of our senior management or key technical personnel, or if we fail to continue to attract qualified personnel, our business could suffer.

BECAUSE OUR BUSINESS DOES NOT GENERATE SUFFICIENT CASH TO FUND OUR OPERATIONS, IF WE DO NOT OBTAIN ADDITIONAL CAPITAL ON ACCEPTABLE TERMS, WE MAY NOT BE ABLE TO CONTINUE TO GROW OUR BUSINESS.

     In the past, we have met our capital needs through private sales of securities. In order to implement our strategy, we expect to spend significant amounts of money to:

     - advertise, market and promote our products and services;

     - expand our technical infrastructure;

     - secure agreements with content and electronic commerce providers;

     - create advanced customer care and operations centers; and

     - fund operating losses and working capital.

     If additional funds are raised through a bank credit facility or the issuance of debt securities, the holders of this indebtedness would have rights senior to the rights of the holders of our common stock, and the terms of this indebtedness could impose restrictions on our operations. We may not be able to raise additional capital in the future on terms acceptable to us, or at all. If alternative sources of financing are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

IF WE ARE UNABLE TO MAINTAIN, IMPROVE AND DEVELOP OUR PRODUCTS AND SERVICES, WE MAY NOT ACHIEVE PROFITABILITY.

     We may not be able to develop and introduce new products, services and enhancements that respond to technological changes, evolving industry standards or customer needs and trends on a timely basis, in which case our business would suffer. We believe that our future business prospects depend in part on our ability to maintain and improve our current products and services and to develop new ones on a timely basis. Our products and services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our offerings, major new wireless data services and service enhancements may require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services and service enhancements. Additionally, our new products, services and enhancements may not achieve market acceptance. Also, our competitors may develop alternative technologies that gain broader market acceptance than our products and services. If we cannot effectively maintain, improve and develop products and services we may not be able to recover our fixed costs or otherwise become profitable.

BECAUSE THE ADOPTION PERIOD FOR OUR PRODUCTS AND SERVICES BY THE CUSTOMERS OF THE WIRELESS NETWORK OPERATORS, INTERNET MEDIA NETWORKS AND CORPORATE ENTERPRISES WHO DISTRIBUTE OUR PRODUCTS AND SERVICES IS LONG, OUR STOCK PRICE COULD DECLINE IF REVENUES ARE DELAYED.

     We cannot predict the rate of adoption by wireless users of our services or the price they may be willing to pay for our products and services in the future. Fluctuations in our operating performance are exacerbated by the length of time between our first contact with a wireless network operator, Internet media network or corporate enterprise and the first revenue from sales of products and/or services to the end-user.

IF WE ARE UNABLE TO MIGRATE OUR COMPLIMENTARY USERS TO OUR SUBSCRIBER SERVICES, OR GENERATE SUFFICIENT ADVERTISING REVENUE TO SUPPORT THESE COMPLIMENTARY USERS, WE MAY NOT ACHIEVE PROFITABILITY.

     At December 31, 1999, 22% of our users were paying subscribers. We intend to migrate our complimentary users to paying subscribers through direct and cooperative marketing efforts with our distributors, including advertising messages describing the products and services attached to complimentary messages, direct mail pamphlets included with wireless telephone invoices and Internet-based promotions on distributors' Web sites. If a wireless network operator limits the use of the complimentary service to the user to a limited period and these complimentary users fail to become subscribers, our user base may decline and we may not generate sufficient revenues to become profitable.

IF WE DO NOT CONTINUE TO OFFER DESIRED CONTENT, WE MAY NOT BE ABLE TO ATTRACT AND RETAIN SUBSCRIBERS AND ADVERTISERS.

     Currently, we rely on third parties, such as news, sports, weather and financial information companies, to provide the content we offer our users. It is important to our business that we maintain our existing relationships with these content providers and enter into new relationships giving our users access to content they find useful. Our content agreements frequently are for one-year terms and are non-exclusive. Our content providers may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. If that occurs, we would need to establish new relationships with other content providers, or we would face the prospect of losing users. In addition, we cannot assure you that our content providers will not raise the prices they charge for content. If the pricing terms with our content providers change substantially, our revenues and profitability would be affected. Our failure to provide useful content could result in decreased numbers of users, which, in turn, would result in decreased revenue.

IF COMPETITION FOR OUR PRODUCTS AND SERVICES INCREASES, IT COULD REDUCE OUR MARKET SHARE AND DECREASE OUR REVENUE.

     We face competition from a wide variety of businesses that provide products and services that compete with some or all of our products and services. We also face competition from new products which could affect our business. Generally, our agreements with wireless network operators, wireless handheld device manufacturers and content providers are non-exclusive. As a result, our competitors may establish relationships that allow them to use the same products and services. With time and capital, it would be possible for competitors to replicate our services. Competition could reduce our market share or force us to lower prices to unprofitable levels.

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS THAT HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO WHICH COULD CAUSE US TO LOSE USERS AND IMPEDE OUR ABILITY TO ATTRACT NEW USERS.

     The business of providing wireless information services is highly competitive and is affected by the introduction of new services by, and the market activities of, major industry participants. Several of our competitors are substantially larger and have greater financial, technical and marketing resources than we do. In particular, larger competitors have certain advantages over us which could cause us to lose our wireless network operators or users and impede our ability to attract new users, including:

     - brand recognition with distributors and users;

     - financial, technical, marketing, personnel and other resources substantially greater than ours;

     - more established relationships with our targeted distributors;

     - more funds to deploy services; and

     - ability to lower prices of competitive products and services.

     Furthermore, some competitors have and others may develop a different approach to marketing the products and services we provide in that they may not require subscribers to pay for the wireless information provided. As a result, we may not be able to compete successfully in our market.

IF WE FAIL TO OBTAIN CONSENT FROM WIRELESS NETWORK OPERATORS TO PROVIDE ADDITIONAL PRODUCTS AND SERVICES TO USERS, INCLUDING ADVERTISING AND ELECTRONIC COMMERCE, WE MAY NOT BE ABLE TO SELL NEW AND EXISTING PRODUCTS AND SERVICES AT A PROFIT.

     We generally must obtain the consent of the wireless network operators in order to offer additional products and services to our users on their networks. If wireless network operators limit our product and service offerings to their subscribers, including advertising and electronic commerce, our revenue may not increase.

BECAUSE OUR DISTRIBUTORS MAY EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER, OUR COST OF OPERATIONS COULD INCREASE AND OUR REVENUE COULD DECREASE.

     Many providers in the wireless services industry have experienced a high rate of customer turnover. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, non-usage of phones, change of employment, affordability and customer care concerns. Price competition and other competitive factors could also increase customer turnover rates. When a user chooses a new wireless services provider, he or she may or may not have the opportunity to receive our products and services. We have little or no control over customer turnover of our wireless network operators, and a high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, including increased marketing costs needed to attract new customers.

BECAUSE WE DO NOT RECONCILE OUR USER AND SUBSCRIBER COUNTS WITH THOSE OF OUR DISTRIBUTORS MORE FREQUENTLY THAN ON A QUARTERLY BASIS, THESE COUNTS MAY NOT REFLECT THE ACTUAL NUMBER OF OUR USERS AND SUBSCRIBERS AT ANY PARTICULAR POINT IN TIME.

     We maintain a database of user profiles created by each user at the time they register for our services and we derive our user and subscriber counts from this database. This database is a component of our message delivery system and is not a part of our financial reporting systems. Our experience indicates that each month a number of users of our products and services cancel their agreements with us for a variety of reasons, including termination of their subscriptions to our distributors' services. We continually update our database of users and subscribers and generally reconcile our user and subscriber counts with those of our distributors on a quarterly basis. Accordingly, the number of users contained in our database at a particular point in time may not reflect users or subscribers that have recently cancelled their service with their wireless network operator. As a result, we cannot assure you that the user and subscriber counts in our database are accurate at any particular date. Because investors may value our company based on the number of users and subscribers of our services, our stock price may fluctuate accordingly.

BECAUSE WE MAY LOSE SOME OF OUR WIRELESS NETWORK OPERATOR RELATIONSHIPS DUE TO CONSOLIDATION IN THE INDUSTRY, WE COULD LOSE A SIGNIFICANT PORTION OF OUR USER BASE.

     The wireless communications industry has experienced significant consolidation among service providers. If one or more of the wireless network operators that distribute our products and services were to consolidate with another entity, the newly consolidated entity may choose to discontinue its relationship with us or select one of our competitors to provide them with products and services. This could have a significant negative impact on our ability to generate revenues.

BECAUSE WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS OR AVOID CLAIMS THAT WE INFRINGED THE PROPRIETARY RIGHTS OF OTHERS, WE MAY INCUR SUBSTANTIAL COSTS TO DEFEND OR PROTECT OUR BUSINESS AND INTELLECTUAL PROPERTY.

     Our success and competitive position depend, in large part, upon our ability to develop and maintain the proprietary aspects of our technology. We have filed applications to register the marks "i3 Mobile," and "Powered by i3 Mobile" and "Powered by III" in the United States but we cannot be certain that we will be granted this registration. We have registered the marks "Eyes on the Web," "Village Square," "News Alert Service," "Sports Alert Service," and "Intelligent Information Incorporated" on the Principal Register of the United States Patent and Trademark Office. We have filed a patent application for our information messaging and advertising tagging system, Advanced Data Mining Advertising Tagging and Transaction system. We also have a license agreement with Portel Services Network, Inc. for Portel's patented process for transacting some types of electronic commerce. If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and the diversion of our management and technical resources that would harm our business.

     In addition, we joined the Wireless Application Protocol Forum Ltd., which is an industry association of wireless service, wireless equipment and software companies that has developed worldwide standards for wireless information and telephone services on digital mobile phones and other wireless devices. As a result of our affiliation with this association we have agreed to license our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products under the specifications promulgated by the Wireless Application Protocol Forum Ltd. Each other member of this association has entered into reciprocal agreements. Although these agreements provide protections to prevent divulgence or unauthorized use of such information, we cannot assure you that the other members will take the steps necessary to protect our proprietary information.

     Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages.

BECAUSE WE MAY NOT DEVELOP SIGNIFICANT REVENUES FROM ADVERTISING AND ELECTRONIC COMMERCE, OUR BUSINESS MAY NOT GROW AS PLANNED.

     We anticipate increasing our revenues from advertising and electronic commerce transactions through our wireless portals. To generate additional revenues from advertising and electronic commerce, we will have to continue to:

     - increase our user base;

     - attract users who purchase goods and services;

     - obtain licenses, patents and other proprietary rights to use other parties' intellectual property; and

     - develop relationships with advertisers and electronic commerce companies.

BECAUSE WE INTEND TO EXPAND INTERNATIONALLY, WE WILL BE SUBJECT TO RISKS OF CONDUCTING BUSINESS IN FOREIGN COUNTRIES.

     If, as we anticipate, we expand our operations outside North America, we will be subject to the risks of conducting business in foreign countries, including:

     - our inability to adapt our products and services to local cultural traits, customs and mobile user preferences;

     - our inability to locate qualified local employees, partners and suppliers;

     - the potential burdens of complying with a variety of foreign laws, trade standards and regulatory requirements, including the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries; and

     - general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations.

     If we fail to meet any of the foregoing risks, or if we fail to increase our revenues from advertising and electronic commerce transactions, we will not grow as anticipated.

IF WE ACQUIRE OR INVEST IN ANOTHER COMPANY, THIS MAY DISRUPT OUR BUSINESS OR DISTRACT OUR MANAGEMENT.

     We have limited experience in acquiring businesses, technologies, services or products. From time to time, we engage in discussions and negotiations with companies regarding our acquiring or investing in these companies' businesses, products, services or technologies. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, products, services, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. The issuance of equity securities would be dilutive to our existing stockholders. As of the date of this prospectus, we have no agreement to enter into any material investment or acquisition transaction.

                        RISKS RELATED TO OUR TECHNOLOGY

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE AND WE MAY LOSE USERS.

     The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our products and services must also be compatible with the data networks of wireless carriers. We must respond to technological changes affecting both our users and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new products and services that respond to technological changes, evolving industry standards or changing customer requirements. Our research and development efforts may require significant capital and other resources. In addition, major enhancements or improvements to our technology may require long development and testing periods. If we fail to develop products and services in a timely fashion, or if we do not enhance our products and services to meet evolving user needs and industry standards, we may not remain competitive.

BECAUSE OUR NETWORK MAY BE VULNERABLE TO SECURITY RISKS, WE MAY INCUR SIGNIFICANT COSTS TO PROTECT AGAINST THE THREAT OF SECURITY BREACHES OR TO ALLEVIATE PROBLEMS CAUSED BY ANY BREACHES.

     A significant barrier to the growth of wireless data services or transactions on the Internet or by other electronic means has been the need for secure transmission of confidential information. Unauthorized access, computer viruses and other accidental or intentional actions could disrupt our systems. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third party were able to misappropriate our users' personal or proprietary information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our revenue and may result in the loss of subscribers.

IF WE EXPERIENCE ANY TYPE OF SYSTEMS FAILURE, IT COULD RESULT IN LOWER REVENUES, INCREASED COSTS OR CLAIMS OF LIABILITY.


     Our products and services depend on real-time, continuous information feeds from our content providers including the Nasdaq Stock Market, Inc., The New York Stock Exchange, Inc. and others. Our business strategy is focused on subscribers that typically require timely receipt of information. Any disruption from our satellite transmissions or backup landline transmissions could result in delays in our subscribers' ability to receive information. We currently maintain a backup generator system to deliver messages during power outages. We cannot assure you that our systems will operate effectively if we experience a hardware or software failure or if there is an earthquake, fire or other natural disaster, a power or telecommunications failure, an act of God or an act of war. A failure in our systems could cause delays in transmitting data, and as a result we may lose subscribers and users or face litigation that could involve material costs and distract management from operating our business. In July 1999, we experienced a systems failure due to a facility air conditioning outage at our Stamford, Connecticut location for approximately six hours. The costs related to the failure were less than $10,000.


        RISKS RELATED TO REGULATION OF THE INTERNET, WIRELESS TELEPHONE
                             AND SERVICES PROVIDERS

IF NEW LAWS AND REGULATIONS ARE ENACTED OR THE APPLICATION OR INTERPRETATION OF EXISTING LAWS AND REGULATIONS CHANGES WE COULD INCUR COSTS IN ORDER TO COMPLY.

     The wireless network operators who distribute our products and services are subject to regulation by the Federal Communications Commission and regulations that affect them could increase our costs or reduce our ability to continue distributing our products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere. These current and potential laws or regulations relate to, among other things:

     - liability of information providers for the transmission of indecent, obscene or offensive content over the Internet; and

     - liability of information for user privacy in respect of the collection, distribution, disclosure, security, accuracy and other use of personal information obtained from individuals accessing Internet sites.

     Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material and adverse effect on our business, results of operations and financial condition.

CHANGES IN GOVERNMENT REGULATIONS WHICH SUBJECT US TO SALES AND OTHER TAXES FOR ELECTRONIC TRANSACTIONS COULD DECREASE THE DEMAND FOR OUR PRODUCTS AND SERVICES AND NEGATIVELY IMPACT OUR RESULTS.

     We do not currently collect sales tax or other similar taxes for electronic commerce transactions executed using a wireless device. A number of legislative proposals are under consideration by federal, state, local and foreign governmental organizations that would impose additional taxes on the sale of goods and services over the Internet. One or more local, state or foreign jurisdictions may require that companies located in other jurisdictions collect sales taxes when engaging in electronic commerce in those jurisdictions. Imposition of new taxes or fees by one or more states, the Federal government of the United States or foreign governments on Internet transactions or on the use of the Internet as a means of communication could adversely affect us.

IF WE ARE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES, OUR INSURANCE COVERAGE MAY NOT BE ADEQUATE TO PROTECT US AND WE MAY INCUR SUBSTANTIAL COSTS.

     As a distributor of content, we may be liable for claims against us based on a variety of grounds, including defamation, obscenity, negligence, copyright or trademark infringement or other grounds based on the nature, publication and distribution of this content. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. It is also possible that if any information provided through our wireless portals contains errors or false or misleading information or we fail to provide information to subscribers on a timely basis, third parties could make claims against us for losses incurred in reliance on such information or our failure to provide information on a timely basis. Although we generally require that our content providers indemnify us for liability based on their content and we carry general liability insurance, our insurance may not cover potential claims of this type or the indemnity or insurance limits may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. If we are found liable in excess of the amount of indemnity or of our insurance coverage, we could be liable for substantial damages and our reputation and business may suffer.

     We also require our users to accept the terms and conditions of our online contracts by executing agreements in order to receive our products and services. Most of the agreements are executed through the use of an electronic signature, meaning that each subscriber answers a number of questions in which he or she agrees to be bound by the terms of the subscription agreement. Although contracts containing electronic signatures have generally been enforced, this area of the law is relatively new and may be subject to change. Accordingly, if the law should develop in this area to hold that electronic signatures are not a valid method of contract execution, we could lose the protections afforded to us in the limitation of liability and disclaimer of liability provisions contained in our subscription agreements.

                         RISKS RELATED TO THIS OFFERING

BECAUSE WE WILL HAVE BROAD DISCRETION IN USING THE NET PROCEEDS OF THIS OFFERING, WE MAY NOT USE THE PROCEEDS TO THE SATISFACTION OF INVESTORS.

     Our management will have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of their expenditure without stockholder approval. We intend to use the net proceeds from this offering for expansion of our sales and marketing operations, further development of our systems infrastructure, funding operating losses, working capital and other general corporate purposes, including the development of technology alliances. In addition, we may use a portion of the proceeds for acquisitions or other investments. It is likely, however, that our spending patterns will change following this offering. As a result, you will be relying upon management's judgment with only limited information about its specific intentions for the use of the net proceeds of this offering. Our failure to apply these proceeds effectively could cause our business to suffer.

BECAUSE OUR COMMON STOCK PRICE, LIKE THAT OF MANY TECHNOLOGY COMPANIES, IS LIKELY TO BE HIGHLY VOLATILE, THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER THAN YOU EXPECTED.

     The market price of our common stock is likely to be highly volatile, because the stock market in general, and the market for technology companies in particular, has experienced significant volume and price fluctuations. You may not be able to resell your shares following periods of volatility because of the market's adverse reaction to that volatility. The trading prices of many technology companies' stocks have reached historical highs within the last year and have reflected relative valuations substantially above historical levels. However, during the same period, these companies' stocks have also been highly volatile and several companies' stocks have recorded lows well below their historical highs. We cannot assure you that our stock will trade at the same levels as other technology stocks.

     Factors that could cause volatility in our common stock price include, among other things:

     - actual or anticipated variations in quarterly operating results;

     - the introduction of new products or services or customer and/or distributor discontent with our existing products or services;

     - conditions or trends generally affecting the wireless services and Internet industry;

     - changes in the market valuations of other wireless services and Internet companies;

     - announcements by us or our competitors of technological developments, significant acquisitions, or joint ventures;

     - capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock or other equity securities.

     These factors may materially and adversely affect the market price of our common stock, regardless of our operating performance.

BECAUSE OUR EARLY INVESTORS PAID SUBSTANTIALLY LESS THAN THE INITIAL PUBLIC OFFERING PRICE WHEN THEY PURCHASED THEIR SHARES, NEW INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF $10.73 IN THE BOOK VALUE OF THEIR INVESTMENT.


     Investors purchasing shares in this offering will incur immediate and substantial dilution of $10.73 in net tangible book value per share because the price that investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution figure assumes an initial public offering price of $15.00 per share and is calculated on a pro forma basis assuming conversion of all of our outstanding shares of preferred stock and no exercise of the underwriters' over-allotment option and deducts the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, there are currently options and warrants for the purchase of 3,127,584 shares of common stock outstanding. To the extent such options and/or warrants are exercised in the future, there will be further dilution to new investors.


THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THIS OFFERING COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, AND STOCKHOLDERS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     In the event that we require additional capital to fund our operating needs, we may need to raise funds through public or private equity financings. As a result of these equity offerings and the increased number of outstanding shares of common stock, the demand for our common stock could decrease and cause the market price of our common stock to decline. If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Furthermore, we may issue equity securities within the next 12 months to pay for any future acquisitions.

BECAUSE WE EXPECT APPROXIMATELY 11,752,232 SHARES OF COMMON STOCK TO BECOME AVAILABLE FOR SALE 180 DAYS FROM THE DATE OF THIS PROSPECTUS, OUR SHARE PRICE MAY BE LOWER THAN YOU EXPECT.

     After this offering, we will have 21,487,265 shares of common stock outstanding. Sales of a substantial number of our shares of common stock in the public market following this offering or the expectation of such sales could cause the market price of our common stock to decline. All the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public markets as follows:

DATE OF AVAILABILITY FOR SALE                          NUMBER OF SHARES
-----------------------------                          ----------------
             , 2000 (180 days after the date of
  this prospectus).................................       11,752,232
At various times thereafter upon the expiration of
  one-year holding periods.........................        5,088,485

     Of these shares, 10,069,756 shares are subject to a limitation on the number of shares that can be sold in any three-month period. We are required, however, to register the resale of substantially all of these shares upon demand beginning six-months after the date of this prospectus. We also intend to file a registration statement after consummation of this offering to register all shares of common stock that we may issue to our employees under our stock option plan. After this registration statement is effective, these shares will be eligible for resale in the public market without restriction. In addition, stockholders that own shares available for sale 180 days after the date of this prospectus following the expiration of lock-up agreements with the underwriters described in the above table may be released by Deutsche Bank Securities Inc. from these arrangements at any time and without notice. This would allow for the earlier sale of shares in the public market.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     We are a Delaware corporation. Anti-takeover provisions of Delaware law and provisions contained in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. These provisions include the following:

     - authorizing the board to issue preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders; and

     - establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     These provisions could have the effect of delaying, deterring or preventing a change in the control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect the market price of our common stock.

                           FORWARD LOOKING STATEMENTS

     Many of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe," or similar phrases. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual future performance could differ materially from these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include those risks identified in the foregoing "Risk Factors," as well as other matters not yet known to us or not currently considered material by us.

     We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by those cautionary statements.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $59.2 million in net proceeds from this offering, or $68.4 million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price equal to $15.00 per share and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

     We expect to use the net proceeds from this offering as follows:

     - approximately $15.0 million for expansion of our sales and marketing operations;


     - approximately $5.0 million for further development of our systems infrastructure, including $1.2 million for expansion of our data center;



     - approximately $39.2 million for working capital and other general corporate purposes, including the development of technology alliances.


In addition, we may use a portion of the net proceeds for acquisitions or other investments. However, as of the date of this prospectus, we have no agreement relating to any material acquisition or investment. Further, changing business conditions and unforeseen circumstances could cause the actual amounts used for these purposes to vary from these estimates.

     Management will have significant flexibility in applying the net proceeds of the offering. Pending their use, we intend to invest the net proceeds of the offering in short-term, investment grade interest-bearing instruments.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We intend to retain our earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table shows our capitalization as of December 31, 1999, on an actual basis, a pro forma basis and a pro forma as adjusted basis.

     The pro forma information below reflects the conversion of all of our outstanding preferred stock into 11,316,765 shares of common stock upon the completion of this offering as though this transaction occurred as of December 31, 1999.

     The pro forma as adjusted information adjusts the pro forma information to give effect to the sale of 4,400,000 shares of common stock offered by us in this offering, at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds. See Use of Proceeds.

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 28,241   $ 28,241     $ 87,904
                                                              ========   ========     ========
Mandatorily redeemable preferred stock:
  Series B mandatorily redeemable preferred stock, $.01 par
     value; 1,705 shares authorized; 1,705 shares issued and
     outstanding, actual; no shares issued and outstanding,
     pro forma and pro forma as adjusted....................     1,460          -            -
  Series D mandatorily redeemable preferred stock, $.01 par
     value; 843 shares authorized; 843 shares issued and
     outstanding, actual; no shares issued and outstanding,
     pro forma and pro forma as adjusted....................     1,292          -            -
  Series E mandatorily redeemable preferred stock, $.01 par
     value; 9,643.2 shares authorized; 9,643.2 shares issued
     and outstanding, actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......    17,104          -            -
  Series F mandatorily redeemable preferred stock, $.01 par
     value; 8,248.33 shares authorized; 8,248.33 shares
     issued and outstanding, actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......    35,482          -            -
                                                              --------   --------     --------
     Total mandatorily redeemable preferred stock...........  $ 55,338   $      -            -
                                                              --------   --------     --------
Stockholders' equity:
  Series C convertible preferred stock at par value, $.01
     par value; 2,194 shares authorized; 2,194 shares issued
     and outstanding, actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......         -          -            -
                                                              --------   --------     --------
  Common stock at par value, $.01 par value; 50,000,000
     shares authorized; 7,655,500 shares issued and
     outstanding, actual; 18,972,265 shares issued, pro
     forma; 23,372,265 shares issued, pro forma as
     adjusted...............................................        77        190          234
Additional paid-in capital..................................    27,253     82,478      141,634
Notes receivable from stockholders..........................       (31)       (31)         (31)
Deferred compensation.......................................      (764)      (764)        (764)
Accumulated deficit.........................................   (45,001)   (45,001)     (45,001)
Treasury stock at cost, 1,885,000 shares....................    (4,230)    (4,230)      (4,230)
                                                              --------   --------     --------
  Total stockholders' equity (deficit)......................   (22,696)    32,642       91,842
                                                              --------   --------     --------
  Total capitalization......................................  $ 32,642   $ 32,642     $ 91,842
                                                              ========   ========     ========

-------------------------

     The outstanding share information shown in the table above excludes:


     - 1,939,084 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $3.53 per share, of which 1,929,084 shares were issuable upon the exercise of warrants issued as of December 31, 1999 at a weighted average exercise price of $3.50 per share and 10,000 shares were issuable upon the exercise of warrants issued after December 31, 1999 at an exercise price of $10.00 per share;



     - an aggregate of 988,500 shares of common stock issuable upon the exercise of outstanding stock options under our 1995 Stock Incentive Plan at a weighted-average exercise price per share of $3.11 of which 914,000 shares were issuable upon the exercise of outstanding stock options issued as of December 31, 1999 at a weighted average exercise price of $2.71 and 74,500 shares were issuable upon the exercise of outstanding stock options issued after December 31, 1999 at an exercise price of $7.92;



     - 200,000 shares of common stock issuable upon the exercise of outstanding stock options issued after December 31, 1999 under our 2000 Stock Incentive Plan at an exercise price per share of $7.92; and



     - 25,550 shares of common stock available for future grant under our 1995 Stock Incentive Plan and 1,050,000 shares of our common stock available for future grant under our 2000 Stock Incentive Plan.

                                    DILUTION

     Our pro forma net tangible book value at December 31, 1999 was $32.5 million or $1.90 per share of common stock. "Pro forma net tangible book value" per share represents the amount of our pro forma total tangible assets reduced by the amount of our total liabilities, divided by the number of pro forma shares of common stock outstanding as of December 31, 1999. Our pro forma as adjusted net tangible book value at December 31, 1999, assuming no changes in our pro forma net tangible book value other than the sale of 4,400,000 shares of common stock in this offering at an assumed initial offering price of $15.00 per share and application of estimated net proceeds of $59.2 million from such sale after deducting the underwriting discounts and commissions and estimated offering expenses, would have been approximately $91.7 million or $4.27 per share. This represents an immediate increase in pro forma net tangible book value of $2.37 per share to existing stockholders and an immediate dilution of $10.73 per share to new investors. Immediate dilution is the difference between the purchase price per share paid by a new investor and the net tangible book value of each share immediately after this offering. The following table illustrates this per share dilution.

  Assumed initial public offering price per share...........           $15.00
     Pro forma net tangible book value per share as of
      December 31, 1999.....................................  $1.90
     Increase per share attributable to new investors.......   2.37
                                                              -----
  Pro forma as adjusted net tangible book value per share
     after this offering....................................             4.27
                                                                       ------
  Dilution per share to new investors.......................           $10.73
                                                                       ======

     If the underwriters' over-allotment option is exercised in full, our pro forma as adjusted net tangible book value at December 31, 1999 would have been approximately $4.70 per share, representing an immediate increase in net tangible book value of $2.80 per share to existing stockholders and an immediate dilution in net tangible book value of $10.30 per share to new investors.

     The following table summarizes at December 31, 1999:

     - the number of shares of common stock purchased by existing stockholders, the total consideration and the average price per share paid to us for those shares;

     - the number of shares of our common stock purchased by new investors, the total consideration and the price paid by them for these shares; and

     - the percentage of shares purchased by the existing stockholders and new investors and the percentages of consideration paid to us for these shares.

                                    SHARES PURCHASED         TOTAL CONSIDERATION
                                 ----------------------    -----------------------    AVERAGE PRICE
                                   NUMBER       PERCENT       AMOUNT       PERCENT      PER SHARE
                                 -----------    -------    ------------    -------    -------------
Existing stockholders..........   17,087,265     79.5%     $ 52,956,929       45%        $ 3.10
New investors..................    4,400,000     20.5%       66,000,000       55%        $15.00
                                 -----------     ----      ------------     ----         ------
     Total.....................   21,487,265      100%     $118,956,929      100%        $ 5.54
                                 ===========     ====      ============     ====         ======


     In the event that the underwriters' over-allotment option is exercised in full, the New Investors line in the above table would include: 5,060,000 shares purchased or 22.8%, $75,900,000 of total consideration paid or 58.9% and a $15.00 average price per share and the Total line would include: 22,147,265 shares purchased, $128,856,929 of total consideration paid and a $5.82 average price per share.

-------------------------

The outstanding share information shown in the table above excludes:


- 1,939,084 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price per share of $3.53, of which 1,929,084 shares were issuable upon the exercise of warrants issued as of December 31, 1999 at a weighted average exercise price of $3.50 per share and 10,000 shares were issuable upon the exercise of warrants issued after December 31, 1999 at an exercise price of $10.00 per share;



- an aggregate of 988,500 shares of common stock issuable upon the exercise of outstanding stock options under our 1995 Stock Incentive Plan, at a weighted-average exercise price per share of $3.11, of which 914,000 shares were issuable upon the exercise of outstanding stock options issued as of December 31, 1999 at a weighted average exercise price of $2.71 and 74,500 shares were issuable upon the exercise of outstanding stock options issued after December 31, 1999 at an exercise price of $7.92;



- 200,000 shares of common stock issuable upon the exercise of outstanding stock options issued after December 31, 1999 under our 2000 Stock Incentive Plan at an exercise price per share of $7.92; and



- 25,500 shares of common stock available for future grant under our 1995 Stock Incentive Plan and 1,050,000 shares of our common stock available for future grant under our 2000 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data set forth below as of December 31, 1998 and 1999 and for the fiscal years ended December 31, 1997, 1998 and 1999 are derived from the audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1997 and as of and for the year ended December 31, 1996 is derived from the audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the fiscal year ended December 31, 1995 is derived from our unaudited consolidated financial statements.

     The selected consolidated financial data should be read along with such consolidated financial statements and the related notes and the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                       FISCAL YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                               1995     1996      1997      1998       1999
                                                              ------   -------   -------   -------   ---------
                                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenue.................................................  $  387   $   645   $   825   $ 1,405   $  1,734
Cost of revenue (excluding $14 of stock compensation).......     190       465       700     1,081      1,302
                                                              ------   -------   -------   -------   --------
Gross profit................................................     197       180       125       324        432
                                                              ------   -------   -------   -------   --------
Operating expenses:
  Sales and marketing (excluding $94 of stock
    compensation)...........................................     110       180       234       584      1,938
  General and administrative (excluding $145 of stock
    compensation)...........................................     856     1,327     2,258     2,306      4,771
  Stock compensation........................................       -         -         -         -        253
                                                              ------   -------   -------   -------   --------
  Total operating expenses..................................     966     1,507     2,492     2,890      6,962
                                                              ------   -------   -------   -------   --------
Operating loss..............................................    (769)   (1,327)   (2,367)   (2,566)    (6,530)
Interest expense (income) - net.............................     (22)       (8)       81       329        326
                                                              ------   -------   -------   -------   --------
Loss before extraordinary item..............................    (747)   (1,319)   (2,448)   (2,895)    (6,856)
Extraordinary loss on extinguishment of debt................       -         -         -         -     (3,434)
                                                              ------   -------   -------   -------   --------
Net loss....................................................  $ (747)  $(1,319)  $(2,448)  $(2,895)  $(10,290)
Dividends on and redemptions of preferred stock.............       -        (8)      (76)     (274)   (26,580)
                                                              ======   =======   =======   =======   ========
Loss applicable to common stock.............................  $ (747)  $(1,327)  $(2,524)  $(3,169)  $(36,870)
                                                              ======   =======   =======   =======   ========
Net loss per share - basic and diluted......................  $(0.10)  $ (0.18)  $ (0.33)  $ (0.42)  $  (6.43)
                                                              ======   =======   =======   =======   ========
Shares used in computing net loss per
  share.....................................................   7,282     7,552     7,554     7,554      5,736


                                                                               DECEMBER 31,
                                                           ----------------------------------------------------
                                                            1995     1996      1997      1998         1999
                                                           ------   -------   -------   -------   -------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $  139   $ 1,168   $   215   $   166     $ 28,241
Working capital..........................................     229       756      (533)     (687)      29,468
Total assets.............................................     262     1,343       375       682       36,241
Long-term debt, less current portion.....................       -       646       573       455            -
Mandatorily redeemable preferred stock...................       -     1,138     1,412     2,500       55,338
Total stockholders' equity (deficit).....................     201      (916)   (2,488)   (3,578)     (22,696)

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes included in another part of this prospectus and which are deemed to be incorporated into this section. This discussion contains forward-looking statements that involve risks and uncertainties.

OVERVIEW

     i3 Mobile, Inc. provides timely personalized information to users of wireless communications devices in North America. We were founded in February 1991 as Intelligent Information Incorporated and began operations in 1992 with the launch of our Quote Alert Service, a stock quote and related financial information service offered directly to our subscribers. A subscriber is a user who pays for our products and services and a user is an individual who receives our products and services either at no cost or as a subscriber. Between 1992 and 1996, the primary distribution channel for our products and services was paging carriers. During this period, we entered into distribution agreements with a number of the leading paging carriers to distribute our personalized content services and on-demand products on their networks. In late 1996, we expanded our product and service focus and signed our first distribution agreement with a wireless network operator and launched our products and services on the digital personal communication services network of Omnipoint Communications Services. The Omnipoint launch included both alert products, which are messages sent to a subscriber when our network detects that a specific event has occurred based on that individual's personal profile, and on-demand content products, which are messages sent to a subscriber shortly after information is requested. A subscriber can request information from a two-way wireless device, such as a pager or wireless digital telephone, by sending a text message containing a request for information, such as a stock quote for a specific company or a weather forecast for a specific zip code. The request is processed by our systems and the requested information is sent back to the subscriber via a wireless network.


     Our Omnipoint launch was followed in 1997 by our introduction of tiered subscription service offerings on the PrimeCo PCS network. Tiered subscription service offerings are product packages that are differentiated by both price and service offerings. A higher monthly subscription fee is charged as more services are included in the package. In 1997, we also deployed our first wireless microbrowser-based products on AT&T's PocketNet platform in conjunction with Phone.com. A microbrowser is similar to an Internet browser but runs on data-capable wireless devices. A microbrowser retrieves information from Web site servers in a format that conforms to the smaller viewing screens of wireless devices. Microbrowser-based products allow users to access specially formatted Web sites to obtain content and to conduct transactions from their wireless devices. In 1998, we expanded our distribution network by entering into agreements with other digital wireless network operators such as Bell Mobility Cellular, Inc. (Canada), US Cellular and SBC Communications, Inc., including its subsidiaries Pacific Bell, Southwestern Bell Mobile Systems, Inc. and its Cellular One properties in Baltimore, Boston and Washington, D.C. In 1999, we entered into distribution agreements with AirTouch Cellular, Clearnet PCS, MTT Mobility (Canada), US West Wireless and AT&T Wireless Services. Under these non-exclusive distribution agreements, we provide the wireless network operators with personalized content products and services which are marketed to their subscribers and generally charge them a monthly fee based on the number of subscribers. In 1999, we also introduced electronic commerce through 1-800-FLOWERS and advertising-supported services through Omnipoint, and we began offering corporate enterprise services with The Weather Channel through its Weather.com Internet site. Revenue generated from electronic commerce, advertising-supported services and corporate enterprise services during 1999 was minimal.


     We develop highly personalized, local, timely and interactive wireless content products and services that meet the needs of our users. We currently distribute these products and services primarily through wireless network operators, and, to a lesser extent, through Internet media networks and corporate enterprises. Our strategy is to position us as the single-source wireless portal supplier for our distributors by building innovative products and continually enhancing our proprietary technology. We intend to diversify our distribution relationships, to further expand our user and subscriber bases and to develop advertising and transaction revenue streams. We work closely with our distributors to develop specific content applications and marketing plans and build and host user provisioning interfaces such as Web sites, telephone systems and device-based wireless portals. Our distributors typically provide us with some or all of the following services: marketing, planning and support, Internet promotion, local sales force and point of sale promotion, and delivery of messages over their networks.

     Our distribution agreements generally are non-exclusive, have terms of one to three years and may be terminated by either party, with or without cause. We believe that our distribution model gives us the opportunity to substantially increase the number of both users and subscribers while minimizing our sales and marketing expenses. As revenue is generated from non-subscription sources such as advertising and electronic commerce, we believe that sales and marketing costs will become a smaller percentage of our total revenue per user.

     We believe that our future success will depend on our ability to deliver a variety of wireless content, advertising and electronic commerce products and services through our distributors. Our objectives will require significant capital expenditures and increased operating expenses in the next several years. Accordingly, we expect to continue operating at a substantial loss for the foreseeable future. Our objectives include:

     - expanding our network of distributors to include additional wireless network operators, Internet media networks and corporate enterprises, such as airlines, package delivery companies, banking and financial services companies, or any company with a need to deliver information to its employees or customers via wireless devices;

     - expanding our product development, sales, marketing and technology staffs to support emerging demand, opportunities and technologies;

     - expanding our focus to include additional international markets;

     - expanding our product offerings in content, commerce and technology;

     - expanding our advertising and promotional activities; and

     - further developing our technology platforms, operational capabilities and infrastructure.

RESULTS OF OPERATIONS


     Our products and services are offered to subscribers on a monthly basis based on pricing models designed to attract a large number of subscribers. We recognize subscriber revenue when products and services are provided. Since we sell information service products that are provided to our users, these products are not considered tangible products for financial reporting purposes. Deferred revenue is comprised of payments received from our distributors in advance of wireless information services being provided.


     We derive the majority of our revenue from monthly subscription fees for personalized news and information products and services delivered to users via wireless devices, such as digital wireless phones, pagers and personal digital assistants. Our content services include:

     - tiered packages offering users choices from a wide range of news and information selections to create a personalized content delivery profile, typically billed on a monthly subscription basis. An example of tiered packages is AT&T Wireless Services Personal News where all digital subscribers can receive one complimentary service for free, select an additional three services for $3.99 per month or select a package of eight services for $7.99 per month;

     - on-demand information products offering users the ability to request information from and receive information on their wireless devices, typically billed on a per-request basis;

     - complimentary services offering users the ability to receive daily information on their wireless devices from a limited range of content providers; and

     - wireless portal applications offering users with Internet-enabled devices the ability to both create personalized content delivery profiles and receive content on demand, which is billed partially on a subscription basis and partially on a per-request basis.


     We billed wireless network operators directly for over 75% in 1997, 82% in 1998 and 98% in 1999 of our subscription revenues. Our more recent agreements, that were signed in 1999, with wireless network operators require that we bill the user directly. In these cases, the user would receive one bill from the wireless network operator for phone services, and we would bill the user's credit card directly for information services. We expect our individual service offerings to continue to decline in price from current levels, but expect per subscriber revenue to increase over time as the number of our products and services purchased by subscribers increases. In 1997, subscription services accounted for approximately 94% of our revenues. In each of 1998 and 1999, subscription services accounted for 98%. We may also generate revenue from other sources including software development services, advertising-supported services and processing of electronic commerce transactions although revenue to date for such services has been nominal.

     We offer complimentary services to build awareness of our products and services and to generate revenue. We believe that by offering selected products and services to users on a complimentary basis we will accelerate the awareness and usage of our services and migrate users to pay for subscription-based products and services. We provide content to wireless network operators who, in turn, offer this content to their wireless customer base. The prices we charge to the wireless network operators for this service varies by wireless network operator based upon, among other things, geography, size, subscriber growth considerations, and the specific content offering. The wireless network operators are responsible for determining the price, if any, to be charged to their customers for this service. Where wireless network operators have expressed an interest in providing their customers with a complimentary product offering, we have offered these wireless network operators a limited product offering at a correspondingly reduced sales price. Under these agreements with reduced pricing terms, we recognize revenue, albeit at reduced rates, at the time these services are provided. Since our inception, we have entered into only one agreement where we agreed to provide a wireless network operator's customers with our product at no cost to the user. This agreement, which was executed in November 1998, automatically renews for a one year period unless specifically terminated by either party. Since we provide our product to this wireless network operators' customers at no cost to the user, we have not, at any time, recognized any revenue under this agreement.


     As a result of our entry into the personal communications services marketplace in late 1996 and the expansion of our wireless network operator distribution base in 1998, we have experienced accelerating user growth. The number of users of our products and services was approximately 29,000 as of December 31, 1997, 107,000 as of December 31, 1998 and 450,000 as of December 31, 1999. For the periods ending December 31, 1997 and 1998, the number of complimentary users was less than 5% of the total number of users. For the period ending December 31,
1999, the number of complimentary users was over 350,000 or 78% of our total users.


     Cost of revenues consists primarily of costs associated with purchasing our content, direct labor costs, royalty payments, network operations expenses and distribution fees. We pay our content providers either a flat monthly fee, a fee based on the number of users requesting the content, a fee based on a percentage of our revenues generated from the content they provide, a fee based on the number of on-demand messages requested or a combination of these arrangements. Distribution fees, which were approximately $197,000 for the year ended December 31, 1999, $103,000 for the year ended December 31, 1998 and $169,000 for the year ended December 31, 1997, are paid to wireless network operators for allowing us to use their network to deliver advertising and electronic commerce-enabling messages and for delivery of content to our direct subscribers. Management believes that the cost of revenues and gross margin on our related party revenues are not significantly different from the cost of revenues and gross margins we earned on our third party revenues.

     Sales and marketing expenses consist primarily of advertising and promotions, sales and marketing personnel, travel and entertainment, and brand management. Additionally, we pay some of our distributors a marketing fee for the acquisition and retention of their subscribers. We believe that this is a cost-effective way to acquire new customers while limiting our sales and marketing costs. These fees are based on a flat fee per subscriber or on a percentage of revenue generated from that subscriber. We believe that sales and marketing expenses will increase as we develop new markets and implement programs to increase awareness of our products and services.

     General and administrative expenses consist primarily of employee compensation and related costs for customer care, general corporate and business development personnel, along with rent, travel and other infrastructure costs. Depreciation and amortization expenses consist primarily of depreciation expenses arising from our operations centers and other property and equipment purchases and amortization of a license agreement with Portel Services Network, Inc.


     Stock compensation represents non-cash charges related to the issuance of stock options and stock purchase warrants for our common stock. In 1999, we recognized $253,000 of stock compensation costs and at December 31, 1999 we had deferred compensation included in our balance sheet of $764,000. We have also recorded additional deferred compensation of approximately $1,596,000 related to options and warrants issued since December 31, 1999. These deferred charges represent future stock compensation expense that will be recognized over the remaining vesting period of the related options or the remaining agreement term for the related warrants. Deferred compensation will be amortized to the statement of operations in the amount of $663,000 for 2000, $668,000 for 2001, $641,000 for 2002 and $388,000 for 2003.


     Net interest expense is comprised primarily of interest on our indebtedness to the Connecticut Development Authority and Intelligent Investment Partners, Inc. Both notes were retired in the fourth quarter of 1999 with proceeds received from the sale of Series F convertible preferred stock. Interest income consists primarily of interest earned on cash equivalents.

     Our expense levels are based, in part, on our expectations regarding future revenues. As a result, any changes in revenues relative to our expectations could cause significant changes in our operating results. We face a number of risks and uncertainties encountered by companies in the rapidly evolving wireless telecommunications market and the Internet industries. Due to the foregoing factors, the following period to period comparisons of our revenue levels and operating results may not be meaningful and should not be relied on to predict our future performance.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

     Net Revenue. Net revenues increased 23% from $1,405,000 for the year ended December 31, 1998 to $1,734,000 for the year ended December 31, 1999. This increase was primarily due to the recognition of revenues from the successful 1998 launches of PrimeCo PCS, Bell Mobility, and SBC Communications and the growth of our subscriber base as a result of our agreements with other wireless network operators. The percentage increase in revenue lagged substantially behind the percentage increase in users due to an increase in users receiving our new complimentary services and a decrease in the price of individual subscription services. Subscription fees decreased in 1999 from 1998 levels due to management's decision to increase market penetration by reducing prices for our basic and advanced services. Revenue generated by subscribers of Omnipoint Commu-nications Services, SBC Communications and Bell Mobility together accounted for approximately 70% of our total revenue for the year ended December 31, 1999 and 52% for the year ended December 31, 1998. In addition, Omnipoint Communications Services alone accounted for 41% of our total revenue for the years ended December 31, 1999 and 1998. Net revenues from SkyTel Communications, Inc., a related party, decreased from $160,000 for the year ended December 31, 1998 to $106,000 for the year ended December 31, 1999. Only $23,000 of the net revenues from SkyTel in 1999 is included as net revenues from related parties. In February 1999, SkyTel liquidated its ownership of our common stock and Series A preferred stock and relinquished its seat on our board of directors. Subsequent to these actions it was no longer considered a related party.


     Cost of Revenue. Cost of revenue increased by 20% from $1,081,000 for the year ended December 31, 1998, to $1,302,000 for the year ended December 31, 1999. Approximately $55,000 of the increase was related to an increase in the delivery of stock quote information and an increase in minimum fees associated with the acquisition of additional general news content. Network operations costs also increased by approximately $100,000 in the year ended December 31, 1999 compared to the year ended December 31, 1998 as a result of increased labor costs to provide 24 hour customer care and operations support. The increases in content-related costs and network operations costs were offset by a $64,000 reduction during this period in distribution fees payable primarily to paging carriers as a result of our elimination of unprofitable two-way paging services during the fourth quarter of 1998.


     Sales and Marketing Expenses. Sales and marketing expenses increased by 232% from $584,000 for the year ended December 31, 1998 to $1,938,000 for the year ended December 31, 1999. This increase during 1999 was attributable to increased compensation expenses, including the hiring of additional sales and marketing personnel, and the expansion of our marketing programs to increase market awareness of our company and our products and services.

     General and Administrative Expenses. General and administrative expenses increased by 107% from $2,306,000 for the year ended December 31, 1998 to $4,771,000 for the year ended December 31, 1999. This increase was primarily due to increased compensation costs from the addition of corporate and business development personnel, increased professional fees, rent and other related infrastructure expenses.

     Interest Expense (Income), Net. Net interest expense of $329,000 for the year ended December 31, 1998 was comparable to net interest expense of $326,000 for the year ended December 31, 1999. The increased interest expense on the $5,000,000 note payable to Intelligent Investment Partners, Inc. for the year ended December 31, 1999 was offset by one-time interest charges of $210,000 in the year ended December 31, 1998 for the issuance of warrants to purchase shares of common stock in connection with debt obligations.

     Extraordinary Loss. In December 1999, we converted two notes into shares of Series F mandatorily redeemable preferred stock. This debt extinguishment resulted in an extraordinary loss on redemption of $3,434,000.

     Net Loss. We incurred net losses of $2,895,000 for the year ended December 31, 1998 and $10,290,000 for the year ended December 31, 1999. The net loss for the year ended December 31, 1999 reflects a non-recurring charge of $3,434,000 for a one time loss on the early extinguishment of debt.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

     Net Revenue. Net revenue increased from $825,000 for the year ended December 31, 1997 to $1,405,000 for the year ended December 31, 1998. The increase in 1998 was primarily attributable to new distribution agreements with personal communications services wireless network operators and the further development of our Omnipoint Communications Services relationship. In 1998, we received 40% of our revenues from Omnipoint Communications Services. Net revenue from SkyTel Communications, Inc., a related party, was $149,000 for the year ended December 31, 1997 and $160,000 for the year ended December 31, 1998. Throughout these periods the prices of subscription services have decreased as a result of competitive pressures in the marketplace. However, the impact of these price decreases has been offset by increases in service offerings and increased subscribers counts.

     Cost of Revenue. The cost of revenue of providing our products and services increased from $700,000 for the year ended December 31, 1997, to $1,081,000 for the year ended December 31, 1998. The increase in cost of revenue for 1998 was attributable to higher subscriber volume partially offset by reduced content costs as we terminated our higher-cost content agreements.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $234,000 for the year ended December 31, 1997, to $584,000 for the year ended December 31, 1998. The increase for the year ended December 31, 1998 was attributable to the initiation of an aggressive marketing program to attract new users and subscribers and the addition of sales and marketing personnel.

     General and Administrative Expenses. General and administrative expenses increased from $2,258,000 for the year ended December 31, 1997 to $2,306,000 for the year ended December 31, 1998. This increase was the result of increased personnel and higher infrastructure costs, including expenditures for network systems and software.

     Interest Expense, Net. Net interest expense increased from $81,000 for the year ended December 31, 1997 to $329,000 for the year ended December 31, 1998 as a result of a one-time interest charge of $210,000 in 1998 for the issuance of warrants to purchase shares of common stock in connection with debt obligations.

     Net Loss. We incurred losses of $2,448,000 for the year ended December 31, 1997 and $2,895,000 for the year ended December 31, 1998. Our net loss for each of these three years increased primarily as a result of increased operating expenses in those years.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception we have financed our operations primarily through sales of our equity securities and the issuance of long-term debt, which has resulted in aggregate cash proceeds of $46,400,000 through December 31, 1999.

     Net cash used in operating activities was $2,381,000 for the year ended December 31, 1997, $2,644,000 for the year ended December 31, 1998 and $4,589,000 for the year ended December 31, 1999. The principal use of cash in each of these periods was to fund our losses from operations.

     Net cash provided by financing activities was $1,446,000 for the year ended December 31, 1997, $2,652,000 for the year ended December 31, 1998, and $34,464,000 for the year ended December 31, 1999. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from sales of our equity securities and the issuance of debt.

     In February 1999, we sold, 7,714.56 shares of Series E mandatorily redeemable convertible preferred stock for $12,000,000 to a private investor group. As the equivalent conversion price per share of common stock related to the February 1999 issuance is equal to or greater than the estimated fair value of our shares of common stock at the time of issuance no beneficial conversion charge is applicable to the February issuance. On November 23, 1999, the same private investor group, in accordance with its contract with us, purchased an additional 1,928.64 shares of Series E mandatorily redeemable convertible preferred stock for $3,000,000. We recognized a $3,000,000 deemed dividend as a charge to additional paid-in capital and an increase to net loss available to common stockholders for the beneficial conversion feature, calculated as the difference between the per share conversion price and the estimated fair value of the common stock into which the preferred stock is convertible, measured at the commitment date. This beneficial conversion feature is limited to the amount of the proceeds received, or $3,000,000. The Series E preferred stock is convertible into 4,821,600 shares of common stock at an equivalent price per common share of $3.11.

     In February 1999, we repurchased 1,885,000 shares of our common stock and 3,770 shares of our Series A preferred stock from a stockholder for $8,000,000 in cash and notes and issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $3.00 per share. In connection with this repurchase, we paid $3,000,000 in cash and delivered a $5,000,000 promissory note. This note was converted into Series F mandatorily redeemable preferred stock in December 1999.

     On December 22, 1999, we issued 8,248.33 shares of Series F mandatorily redeemable convertible preferred stock at a price of $3,960.40 per share to private investor groups. The proceeds include $24,850,000 of cash investments, including $3,000,000 from a related party stockholder, the conversion of a $5,000,000 outstanding note payable, the conversion of a $317 five-year convertible note payable and future television advertising rights. In connection with this issuance we recorded a beneficial conversion charge of $17,504,000, an extraordinary loss on the redemption of the two notes payable of $3,434,000 and deferred advertising value of $4,261,000. These charges are calculated as the difference between the per share value of the conversion feature and the estimated fair value of the common stock at the commitment date multiplied by the applicable equivalent shares of common stock. The Series F mandatorily redeemable preferred stock is convertible into 4,124,165 shares of common stock at an equivalent price per share of common stock of $7.92.

     Upon completion of this offering, each of our shares of preferred stock will convert into 500 shares of common stock. We believe that the net proceeds from this offering, together with funding from private financings and our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. Additionally, we have sufficient cash to fund operations for the next 12 months without the offering proceeds.

     Cash used in investing activities was $17,000 for the year ended December 31, 1997, $57,000 for the year ended December 31, 1998, and $1,800,000 for the year ended December 31, 1999. Cash used in investing activities relates primarily to cash purchases of fixed assets. Additionally, we entered into a license agreement for a technology patent for which we paid $100,000 during 1999.

     As of December 31, 1999, our estimated capital expenditures for the next 12 months consist of approximately $3,500,000 for the expansion of our operation centers in Connecticut and Texas and approximately $1,500,000 for a consulting project to upgrade our internal billing system and data warehousing system. We also plan to increase our sales and marketing and general and administrative expenses by over $20,000,000 in 2000. We also expect to expend significant capital resources on operating expenses for day-to-day operations, infrastructure, general corporate and business development personnel, sales and marketing personnel and programs and other working capital needs to grow our business domestically and internationally. The amounts and timing of these expenditures may vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, the nature of any acquisitions identified and the rate of growth of our business.

     We cannot assure you that the assumptions of revenue and expense on which our forecasts are based will prove to be accurate. In addition, we are continually reviewing acquisition opportunities, however, we have no present understanding or agreement relating to any material acquisition. Our financial results may vary as a result of a number of factors, many of which are beyond our control and any of which could cause our business to suffer. In addition, because the market for wireless data products and services is new and evolving, it is difficult to predict future financial results. Our expenses are based in part on our expectations regarding future revenues. As a result, if our revenues do not meet our expectations, our financial results will likely suffer.

     If additional funding is required, we may seek such funding through public or private financings or other arrangements. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our services, take advantage of business opportunities, respond to competitive pressures or grow our business as we hope. This could have a material adverse effect on our business, financial condition and results of operations.

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

YEAR 2000 COMPLIANCE ISSUES

     Many currently installed computer systems and software products are coded to accept or recognize only two digits rather than four digits to define the year in the date code field. These systems and software products will need to accept four digit year entries to distinguish 21st century dates from 20th century dates. Systems and products that are not corrected to do this could cause a disruption of operations including a temporary inability to deliver messages, process transactions, send invoices or engage in other normal business activities.

     We maintain a significant number of computer software systems and operating systems across our company that are potentially subject to year 2000 problems. We have taken extensive steps to prepare for the year 2000 transition. We believe that we have run all of our applications on hardware and operating systems that we have determined are year 2000 compliant. We believe that all of our computer hardware has been inventoried and checked against the manufacturers' year 2000 compliance declarations. We believe that all non-compliant hardware has been upgraded, if possible, or replaced. We believe that all third-party software, including operating systems and applications, have been inventoried and checked against the manufacturers' compliance statements. We believe that we have upgraded and corrected software as recommended and provided by the manufacturers.

     We are also continuing to seek assurances from third parties on whom we rely and whose potential year 2000 problems could affect our business. We have been advised by our data providers, communications providers, device manufacturers, wireless network operators, and Internet media networks and corporate enterprises that their systems that might impact our own systems are year 2000 compliant. We have developed a contingency plan to deal with failures that may occur during the year 2000 transition which involves alternate ways of providing mission-critical functions if they fail. The most likely worst case scenario would be the failure of the landline or wireless networks that carry data to us or from us to our distributors and users. If this happens, we would not be able to deliver our products and services to our distributors and users and we may lose revenue. Although we have taken the steps described above to make our systems year 2000 compliant, we may experience material problems and expenses associated with year 2000 compliance that could adversely affect our business, results of operations and financial condition. If the assurances that we have received from third parties are false or inaccurate, we may experience disruption resulting in additional expense and loss of revenue.

     We are also subject to outside forces that might generally affect industry and commerce, such as year 2000 compliance failures by utility or transportation companies. If our distributors and customers experience disruptions related to our services and systems, they may initiate litigation against us even if the disruptions were caused by their own systems or software provided by others.

     We have purchased most of our equipment within the last four years, which has kept the costs of year 2000 compliance efforts to a minimum. All non-compliant software and equipment has been upgraded or replaced and our total costs relating to year 2000 compliance have been less than $100,000. Based on our review of compliance to date, we do not expect any future costs related to year 2000 compliance to be material.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have limited exposure to financial market risks, including changes in interest rates. We do not currently transact business in foreign currencies and, accordingly, are not subject to exposure from adverse movements in foreign currency exchange rates. Our exposure to market risks for changes in interest rates relates primarily to corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents.

     As of December 31, 1999 we had no debt outstanding. We currently have no plans to incur debt during the next 12 months. As such, changes in interest rates will only impact interest income. The impact of potential changes in hypothetical interest rates on budgeted interest income in 2000 has been estimated at approximately $500,000 or 2% of budgeted net loss for each 1% change in interest rates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 provides guidance for determining whether computer software is internal-use software, and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The impact of adopting SOP 98-1, which was adopted for our fiscal year ending December 31, 1999, was minimal.


     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 which delays the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, is to be effective for us beginning in 2001. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative financial instruments and do not engage in hedging activities, the adoption of SFAS No. 133 is not expected to have any impact on our consolidated financial position, results of operations or cash flows.



     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition(SAB 101) which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that SAB 101 has no material effect on our financial position, results of operations or cash flows.

                                  OUR BUSINESS

COMPANY OVERVIEW


     We provide timely personalized information to users of wireless communications devices, such as mobile phones, pagers and personal digital assistants, in North America. Personalized information means that our systems enable a user to provide us with their content preferences and to identify those services they want to receive and when they want to receive them. We currently provide individually customized data services such as the delivery of stock quotes and other financial information, news, weather, sports, entertainment, traffic and travel information, and, depending on a user's type of wireless device and network, sending and receiving e-mail, personal calendar and wireless electronic commerce applications.



     We believe that the convergence of the growth in the use of digital wireless communication devices and the rapidly increasing demand for and availability of real-time content over the Internet provides us with significant business opportunities. At December 31, 1999 we had over 450,000 users of our products and services, consisting of approximately 100,000 paying subscribers and 350,000 complimentary users. The Internet has generally increased the demand for access to relevant real-time information and services. We believe that individuals will want that same information and service when away from their computers. Our products can fulfill those needs on a wireless basis. Therefore, as the number of individuals using the Internet increases, we expect the potential market for our services will also increase.



     We offer our products and services primarily through co-branded distribution relationships with wireless network operators that offer our products and services to their users on both a complimentary and subscription basis. Co-branded distribution relationships are arrangements where the brand names of the distributor and i3 Mobile are displayed together prominently on the marketing materials and the distributor's Web sites. We are currently providing personalized wireless information services, such as "AT&T Personal News" and Omnipoint's "InfoServices," under agreements with more than 15 wireless network operators, collectively representing approximately 48 million wireless phone subscribers at September 30, 1999, or more than 55% of the total North American market of wireless phone users. These wireless network operators include Bell Mobility Cellular, Inc. (Canada), Omnipoint Communications Services, and SBC Communications, including its subsidiaries Southwestern Bell Mobile Systems, Inc., Pacific Bell and Cellular One properties in Boston, Baltimore and Washington D.C., all of which, as a group, accounted for 70% of our revenues for the year ended December 31, 1999. In addition, we have distributor agreements with AirTouch Cellular and AT&T Wireless Services, Inc. who have the two largest wireless telephone subscriber bases in North America. In 1999 these agreements represented less than 1% of our revenues.


     We provide wireless network operators a package of products and services to enable them to deliver personalized information to their customers through their networks. This package of products and services consists of technology, including the systems and communications capabilities, as well as customer support and other services. We also offer a similar package of products and services to Internet media networks and corporate enterprises seeking to expand their Internet- or intranet-based services through wireless communications networks.

     Currently, we generate most of our revenue from subscriptions for our products and services, and we expect to generate additional revenue in the future from advertising sales and wireless electronic commerce transactions. We believe that distribution capabilities and name recognition of our distributors will allow us to rapidly develop our business and brand name recognition with lower capital requirements than would be possible on a direct-to-user basis. Since we capitalize on the market acceptance of our distributors, we do not need to establish our own distribution channels or to invest heavily in market awareness programs. Our distributors have integrated our products with their other service offerings, enabling a faster and broader distribution of our products and services than we can realize on a direct-to-user basis.

INDUSTRY BACKGROUND

MARKET OPPORTUNITY: EMERGENCE OF A NEW MEDIUM

     We believe that wireless mobile data is emerging as a powerful new medium, uniquely capable of creating value through the ability to deliver highly personalized, local, timely and interactive content and services to wireless devices. According to DataQuest, wireless data subscribers will grow at a compound annual growth rate of 82% from 3 million subscribers in 1999 to 36 million subscribers in 2003, creating a market with more than $3 billion in annual revenue. The emergence of the mobile data medium is being driven by the convergence of four major trends:

     - GROWTH IN WIRELESS COMMUNICATIONS

          The wireless telephone services market worldwide has grown significantly in recent years and this growth is expected to continue. According to International Data Corporation, the number of wireless phone subscribers in the United States is expected to grow at a compound annual growth rate of 13.4% from 64.4 million at the end of 1998 to 120.7 million at the end of 2003. On a global basis, International Data Corporation expects the number of wireless phone subscribers to increase at a compound annual growth rate of 28.9%, from 303.4 million at the end of 1998 to 1.08 billion at the end of 2003.

          As wireless network coverage has expanded, the availability and functionality of wireless service has increased significantly. At the same time, falling prices of wireless services and increased functionality of handsets have made wireless services widely available for new wireless users in general. New handsets and other handheld computing devices designed specifically to manage data applications and access the Internet have also improved the ease of use of wireless data services.

     - GROWTH IN INTERNET SERVICES

          The Internet marketplace is also experiencing rapid growth as a medium for sharing information and conducting business transactions. International Data Corporation estimates that the number of worldwide Web users reached approximately 142 million at the end of 1998 and is forecasted to grow at a compound annual growth rate of 29% to approximately 398 million by the end of 2002. By 2001, International Data Corporation expects the total value of transactions conducted over the Web to exceed $398 billion.

          With the expanding acceptance of the Internet as a vital personal resource, there is increased competition among Web sites for users. This has prompted Internet companies to seek innovative means to increase the number of subscribers and subscriber retention. In addition, corporate intranets have become a vital business communications tool and source of information for mobile workers. We believe that since individuals and businesses have become accustomed to and reliant upon accessing various categories of information easily and immediately through the Internet and corporate intranets, they are now demanding this information when not connected to a computer.

     - EVOLUTION OF MEDIA

          Media is the creation of information and entertainment content distributed to those who have a need to use it. We believe economic value has been and will continue to be created by companies that acquire, create and aggregate information and by companies that distribute it to end-users. As the number of channels for content distribution has increased, creators and distributors of content need to distinguish their services from those of their competitors. As a result, media content has become more targeted to specific audiences and delivers more specialized information. Now the Internet offers content to appeal to even more targeted audiences.

          We believe that one of the principal drivers of the growth of the Internet as a commercial medium is its ability to create value through the delivery of highly specialized, interactive, local and personally relevant content to users. We also believe that advertisers, businesses and individuals benefit from the ability to communicate and transact with each other in more direct and efficient ways on the Internet. With existing Internet technology, advertising can be directed to specific individuals based on their demographic profiles. We believe significant additional value for advertisers, businesses and individuals can be created through the extension of targeted advertising by utilizing wireless telecommunications technology.

     - TECHNOLOGY, APPLICATIONS AND STANDARDS DEVELOPMENT

          New software developments in the area of wireless content delivery have made it possible for users to demand, retrieve and interact with personalized content and an expanding range of applications over wireless devices. The development of standards such as the Wireless Application Protocol and specific applications and content designed for the wireless environment have enabled the critical link between information available on the Internet and wireless networks. The Wireless Application Protocol, which is commonly referred to as WAP, is a universal technology standard for wireless devices which enables users to easily access Internet-based information and services from the screens of their wireless devices, such as e-mail, news, sports, financial information services, entertainment, travel and electronic commerce transactions. New generations of wireless transmission technologies promise to increase the capacity and speed of wireless networks and expand the functionality and the range of text, audio and video applications available in the wireless data medium to levels equal to or exceeding those available from wireline networks.


THE I3 MOBILE OFFERING


     As dependence on access to information, e-mail services, corporate intranets and other Internet-based services increases, we believe that mobile individuals will continue to seek many of the same benefits provided by the Internet on hand-held wireless devices. We believe our products and services combine the most useful features of Internet and wireless telephone technologies to enable the distribution of personalized information through this new mobile data medium. We believe that we provide comprehensive product and service offerings for each of the following groups.

MOBILE INDIVIDUALS

     As individuals become more reliant on mobile communications, we believe their demand for timely access to local, regional, national and global information of personal value or interest will increase. They will also seek to receive this information in a convenient manner and on their choice of wireless device through any wireless network.


     Our technology and products and services allow the mobile individual to demand and receive relevant, personalized information through a wireless device. Our users create personal profiles when they register for our services on co-branded Web sites or by telephone. A personal profile containing relevant information provided to us by the user, such as the user's wireless phone number, region and content preferences, is created as part of the user registration process and is stored in our database. We believe that creating personal profiles for individual users, our ability to monitor data streams and identifying and delivering information based on those personal profiles provide substantial value to mobile individuals.


WIRELESS NETWORK OPERATORS

     Wireless network operators are seeking to offer data services in addition to voice telephone in order to increase revenue per unit generated by additional billable services, differentiate their service offerings from their competitors, increase customer loyalty and increase minutes of use. To offer these new data services, carriers need wireless data service expertise, simple implementation with minimal capital investment, and access to aggregated content and applications that are tailored to wireless devices and networks. In order to deliver personalized information and Internet-based services to their wireless subscribers, wireless network operators must provide personalized data products as well as customer service and billing.

     We offer wireless network operators content aggregation, applications development and integration, content filtering and parsing, systems for personal profiling, billing services, customer care services, and delivery of messages in volume. This allows wireless network operators to outsource these services, thereby minimizing their time and capital expenditures required to provide these services. We have agreements with over 50 providers of news, financial, weather, sports and other sources of information and can bundle these products and offer them in packages customized for wireless network operators.

     Effective wireless data systems must function seamlessly over diverse networks, devices and operating systems. We support and develop applications for a wide variety of wireless protocols that allow wireless devices to display Internet-based information, including applications for Wireless Application Protocol. Further, because our technology allows messaging to devices using new technologies, we provide wireless network operators with a migration path to Internet browsing capabilities as equipment, content availability, and networks evolve to support this new functionality.

INTERNET MEDIA NETWORKS AND CORPORATE ENTERPRISES

     Internet media networks and corporate enterprises need to deliver the content they provide through new distribution channels in order to create enhanced value for existing Web services to generate additional revenue. In order to create this new revenue and enhanced value, Internet media networks and corporate enterprises need access to wireless distribution channels and the ability to publish their content on multiple wireless data platforms. We provide digital content providers with access to our distribution relationships with wireless network operators. Our technology can deliver a message initiated by any of our Internet media networks or corporate enterprise distributors to any digital handset capable of receiving Short Message Service, commonly referred to as SMS. Short Message Service is a globally accepted wireless service that enables the transmission of alpha-numeric messages between mobile users and wireless networks, such as e-mail, paging and voice mail systems. We also provide digital content providers with the means to repackage their content for delivery through a wide variety of wireless data protocols such as Short Message Service applications, Wireless Application Protocol, browser applications and various voice applications.

ADVERTISERS AND ELECTRONIC COMMERCE COMPANIES

     Advertisers and electronic commerce companies are seeking additional channels to market their products and/or services. We believe that advertisers will benefit from the wireless data medium's ability to expand their distribution reach and to target specific advertisements and product messages to specific users. We also believe that electronic commerce companies will benefit as the increased convenience and ease of use of wireless devices results in higher transaction volume.

     We provide advertisers and electronic commerce companies with the ability to target messages to large numbers of individuals based on their specific user profiles. Prior to the Internet, this could not be accomplished on such a large scale without considerable cost and expense. According to the 1999 Yankee Group Mobile User Survey, more than half of the respondents indicated that they would accept advertisements and promotions in order to receive complimentary wireless content. We have developed a patent-pending engine system, Advanced Data Mining Advertising Tagging and Transaction system, that matches personal profile and demographic data with advertising targeting information. In addition, we are developing electronic commerce applications and have licensed patented technology that will allow mobile users to conduct electronic commerce transactions on a secure, interactive basis. In the future, we expect our advertising and electronic commerce applications to be enhanced with location specific applications, which are offerings that deliver content or services specifically targeted to the user's location.

     The following diagram illustrates how our technology creates a bridge between content providers and wireless network operators to deliver personalized information to the mobile individual:

                          [i3 Mobile, Inc. FLOW CHART]

STRATEGY

     Our objective is to be the leading provider of personalized wireless data products and services that provide information, entertainment and electronic commerce. The key elements of our strategy are:

POSITION I3 MOBILE AS THE SINGLE-SOURCE WIRELESS PORTAL FOR OUR DISTRIBUTORS

     We intend to become our distributors' principal data services provider and the integrator of content services to the distributors' customer base. Our distribution relationships allow us to access our distributors' customers, leverage the name recognition of our distributors in local markets and deliver value to advertisers, Internet media networks and corporate enterprises through our large base of established users. We intend to provide our users and distributors with the ability to migrate to new technologies as they develop, including Wireless Application Protocol and Internet browsing capabilities.

CONTINUE TO BUILD INNOVATIVE PRODUCTS

     We will continue to build innovative products by aggregating and delivering relevant content to the mobile user in a manner that is cost effective and beneficial to our distributors. In order to satisfy the needs of the mobile individual, we will continue to develop our product offerings in a variety of personal and commercial information categories that are appealing, relevant and personalized to mobile individuals and that address the local and regional interests of individual users. We intend to continue to develop innovative, interactive and electronic commerce applications that enhance the functionality of the wireless data medium for our users.

GROW OUR USER BASE AND BUILD I3 MOBILE BRAND AWARENESS

     We will continue to leverage our distribution relationships and diversify our marketing initiatives to increase our user base and build awareness of our services and our brand. As users become accustomed to and realize the benefit of receiving information on their wireless devices, we believe they will subscribe for additional services. We actively seek to migrate our complimentary users to subscription services through direct and co-operative marketing efforts with our distributors. We also intend to increase our brand awareness independently and by capitalizing on our co-branding "Powered by i3 Mobile" marketing strategy which leverages the extensive marketing and advertising resources and efforts of our wireless network operator and Internet media network and corporate enterprise distributors.

EXPAND AND DIVERSIFY OUR DISTRIBUTION RELATIONSHIPS


     We will continue to seek to expand and diversify our distribution relationships in order to increase our user base and develop diversified distribution channels. We believe that we can leverage our relationships with our existing distributors to migrate our products and services to other distribution channels. We believe that our capabilities and relationships provide us with industry credibility when we market our products and services to other distribution channels. In this regard, we believe that both Internet media and corporate enterprises will utilize our proprietary technologies, know-how and services to enable wireless delivery of their content. We currently have agreements with four enterprises and engage in ongoing discussions with additional enterprises, including banking and financial services, portal and stock-trading Web sites, air travel and package delivery services, that have expressed an interest in offering our services. We believe that we can enable these businesses to communicate and interact with their customers via wireless devices. We will also continue to seek to increase the number of our distribution relationships in North America and begin to establish distribution relationships in Europe, Latin America and the Pacific Rim in the second half of 2000.


DEVELOP ADVERTISING AND TRANSACTIONAL REVENUE

     We believe that advertising and wireless electronic commerce transactions represent a significant revenue generating opportunity. We currently have the capacity to deliver in excess of 12 million targeted advertising impressions per month through the use of our patent-pending wireless advertising engine. As the wireless mobile data medium matures with technological advances and increased user awareness, we believe that users will desire to transact business on a wireless basis. We intend to continue to develop and license technology to offer users access to a wide variety of electronic commerce opportunities. We have an exclusive license with Portel Services Network whereby we have exclusive rights to its process patent enabling selected three-party wireless electronic commerce transactions. We have a non-exclusive license from Diversinet Corp. that enables us to use Diversinet's technology to serve as an authentication site for wireless electronic commerce transactions. The technologies underlying these licenses include security and authentication capabilities.

ADVANCE OUR TECHNOLOGY AND CONTENT DELIVERY SYSTEMS

     We will continue to invest in our underlying proprietary filtering capabilities and content delivery abilities to ensure that we are capable of meeting the growing demand for our products and services. Our strategy is to continue to maintain our platform's compliance with all major data standards for delivery of our products and services on wireless networks and devices. We believe that our technology enables us to rapidly adapt our platforms to new technology, devices and protocols. We have dedicated resources in anticipation of and to capitalize on the emergence of these new technologies, including Wireless Application Protocol based Internet browsing. In this regard, we utilize our own research and development efforts as well as the research and development performed by many of our business relationships, including handset manufacturers, wireless network operators and content and electronic commerce companies.

PRODUCTS AND SERVICES

     We create products and services targeted to the mobile individual. We are focused on providing personalized content, advertising and electronic commerce services to the wireless users' devices such as mobile phones, pagers and personal digital assistants. Our products and services are offered on both a one-way and interactive basis. Interactive products and services are available on both digital telephones and two-way pagers that operate on wireless networks that are enabled for two-way messaging or browsing. For example, a user can request information by sending a text-message containing a request to complete an electronic commerce transaction. The request is processed by our systems and a text message response is sent back to the user upon confirmation of the transaction. Through our distribution relationships we offer individual wireless subscribers the ability to determine the type, amount and frequency of information they desire. We have developed a portfolio of products and services that allow our distributors to add value to their businesses and customer relationships by providing personalized content and information to mobile individuals through wireless devices.

CURRENT PRODUCTS AND SERVICES

     Our interactive wireless portals are designed to provide mobile individuals with personalized information regardless of the type of wireless device, network infrastructure or protocol chosen by or for them. Information can be accessed in either our notification/alert or interactive/on-demand content delivery formats.

     We believe that a key element of our wireless portals is the creation of personal profiles that detail each user's unique interests. Our users create personal profiles through Web sites, phone-based browsers or by calling us or a distributor by telephone. Content requested by the user is transmitted from our operations center to a wireless network operator's switching facility and on from there to the customer's wireless device. We believe that our technology's capability to monitor data streams and identify and deliver information which is based on to those personal profiles provides substantial value to users.

     Our distributors offer our products and services in a mix of complimentary and subscription service packages as follows:


     Complimentary Service. We offer our users the opportunity to receive a limited product selection free of charge. We provide complimentary services for an unlimited period of time to the customers of our wireless network operators. Our wireless network operators, however, may limit the time period of this complimentary service. This service enables users to receive daily messages from a basic tier of content providers. For example, all AT&T Digital PCS subscribers are entitled to select one content provider from among news, sports, finance, entertainment and weather. Users must first register for our service by either visiting a distributor's Web site which we co-brand and host or by telephone. Our experience indicates that complimentary service enables us to demonstrate the value of our services, including personalized content, to mobile individuals and provides a base from which to generate subscriptions. We also have the capacity to add advertising taglines to complimentary services messages, thereby generating additional revenues for ourselves and our distributors. In some cases, we are also compensated by wireless network operators for complimentary services at a rate of $0.10 per month for each complimentary user. The aggregate amount of revenue we received in 1999 from wireless network operators for providing complimentary services to their customers was approximately $418,000.


     Subscription Services. We generally offer two paid subscription levels, basic service and advanced service. By subscribing to either service level for a monthly fee, subscribers are able to receive personalized messages throughout the day. For example, a subscriber who has chosen to receive New York Yankees scores might receive updated scores from a current game at the end of the fifth inning and as the game ends. We estimate that the typical basic service subscriber receives between 10 and 30 messages per selected content provider per month, or an average of 30 to 90 total subscription messages per month in addition to complimentary messages. We estimate that the typical advanced service subscriber receives between 10 and 30 messages per selected content provider per month, or an average of 80 to 240 total subscription messages per subscriber per month in addition to complimentary messages. Currently, the price of our basic service ranges from $2.99 to $4.99 per month, and the price of our advanced service ranges from $5.99 to $12.99 per month. The cost of providing our basic service is a function of our content and communication costs. We acquire content from over 50 sources, and we have negotiated different pricing terms with each of these sources, including user-based, flat fixed fees and a hybrid of flat fee and user-based. The pricing terms vary by provider and range from a fixed monthly cost to a specific charge per message. Accordingly, the cost per month per user can vary significantly based on the user's content selection and the method that is used to communicate that content.


CONTENT DELIVERY FORMATS

     Our technology allows us to tailor message formats to maximize the message length permitted by a user's particular wireless device. Messages typically range between 40 characters and 240 characters but we can format the messages to be as brief as 20 characters or as long as permitted by the user's wireless device and wireless network carrier. Our technology permits subscribers to select from two distinct message formats:

     Notification Services. Triggered Alert/Notification Messages are sent to a subscriber when our network detects a specific event has occurred which is time-sensitive and relevant to that subscriber's information profile. For example, a subscriber might request that we send an alert if there is a severe weather watch issued for Topeka, Kansas, if IBM's stock price moves 2%, or if traffic information becomes available for a specific street or highway at a particular time of day.

     Timed Notification Messages allow each subscriber to individually determine the designated time for message delivery. Subscribers can tailor their message delivery format to maximize the utility of each message. For example, a subscriber may request to receive the weather forecast for Fairfax, Virginia every day before getting dressed in the morning, local news for Sacramento, California mid-morning or the winning lottery numbers immediately after the drawing.

     Interactive Services. Our subscribers can interact with their wireless device to quickly access content on demand depending on the type of wireless network and device. Under the interactive services model, content is sent at the request of subscribers and we send a response to the wireless network operator within seconds to be distributed to the user. Wireless users can interact by two-way Short Message Service and menu-driven browser capabilities, including Wireless Application Protocol, on their wireless devices. For example, a subscriber may request a real-time stock quote for a company that is in the news, or a weather forecast for a city while traveling there, or a report on the score for a sporting event in progress.

CONTENT CATEGORIES

     We deliver global and national as well as regional and local content which is available in selected locations based on the content's relevance to the regional markets. For example, the results of a curling tournament are available to interested users in Western Canada and subscribers in New York may obtain scores for the New York Mets. In addition, local traffic conditions and weather can be provided for both of those markets.

     Similar to established Internet portals, we offer users access to diverse, popular information that is categorized by major topical headings. Most of our content is offered in English. Some of our products and services are also offered in French and Spanish. We currently offer content to over 40,000 Canadian subscribers in both French and English. We are currently evaluating Spanish content services aimed at the United States market. Our systems have the capability to process content in additional languages as demand requires.

     Our content is categorized into a number of product groups, including news, weather, sports, business and finance, travel, entertainment and others. The availability of particular content categories depends on the wireless network to which our users subscribe. The following are the product groups and services that we offer:

NEWS PRODUCTS
As-issued Breaking News
Headline News
Canadian Headline News
Local News
International News
Political News
Technology News
Health/Medical News
Real Estate News

WEATHER PRODUCTS
Daily Weather Forecasts
Severe Weather Alerts
3-day Forecasts
Travel Weather (multi-city)
Regional Weather Headlines
Marine Forecasts

TRAVEL PRODUCTS
Traffic Conditions
Flight Arrival and Departure
  Information

SPORTS PRODUCTS
Real-time Scores
Score Roundups (timed/on-demand)
Pro Sports Stats and Standings
Auto/Truck Racing Results
Sports News Headlines
Pro Sports Team News
Breaking Sports News
Golf Leaderboards
Skiing/Snowboarding Reports
Horse Racing Results
Sports Trivia
Tennis Results

BUSINESS AND FINANCE PRODUCTS
Real-time Stock Price Movement Alerts
Real-time Stock Quotes
Mutual Fund Quotes
Market Indices
Breaking Financial News
Business News Headlines
Industry News Headlines
Company News Alerts by ticker

TRANSACTIONAL APPLICATIONS
Reminder Service
Interactive Advertising
On-demand Stock Quotes

MESSAGING APPLICATIONS
E-mail Gateway
Web-Messaging Gateway

ENTERTAINMENT PRODUCTS
Entertainment News Headlines
Horoscopes
Joke of the Day
Lottery Results
Soap Opera Updates
Movie Reviews From Roger Ebert
Concert Updates
"News Of The Weird" from C. Shepard
Roxy Roxborough's Sports Odds
Celebrity Birthdays
This Day in History
Thought for Today
Quote of the Day
Daily Trivia Question
Bible Quotes

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

CONTENT RELATIONSHIPS

     We have agreements with media and information companies pursuant to which they provide high-quality content to our users. We offer content providers the opportunity to leverage their existing information in a new medium at little or no incremental cost to them and with significant co-branding opportunities. While each of our content agreements contain varying terms, our standard form of content agreement has an initial term of three years and automatically renews for continuous one year terms unless one of the parties provides notice that it does not intend to renew the agreement. The amount we pay to the content provider is either a flat monthly fee, a fee based on the number of subscribers, a fee based on percentage of revenue received by us derived from revenue generated from the content they provide, the number of content messages requested or a combination of the four. The content providers with which we have existing relationships are:

American Stock Exchange
AccuWeather
Associated Press:
 - AP Wire
 - LATAM (Latin American)
Canadian Exchange Group
Canadian Press

CNBC.com LLC

COMTEX Scientific Corporation
 - Agence France Presse
 - Business Wire
 - Knight Ridder
 - PRNewswire
 - Thomson Publishing
 - Ziff-Davis Wire
Dow Jones
Environment Canada
FlyteComm
GTE/NOAA (weather)
infoUSA
InteliHealth
Interactive Sports Wire
L.A. Times
Lottery Canada
Lotto Net
Metro Network
NASDAQ
New York Stock Exchange
News America Digital Publishing
 - Fox News
 - Fox Sports
 - Fox Market Wire
Reuters Health Information Services
 Inc.
SkyWords
SportsTicker
Sports Wire
Street Software Technology, Inc.
Tampa Tribune
Tourdates
TravInfo
Trustar Limited
Universal New Media:
 - Eugenia Last
 - Roger Ebert
University Wire
The Weather Channel

EMERGING PRODUCTS AND SERVICES

     We are continually expanding our products and services based on perceived market opportunities. We believe all of these products and services represent additional potential sources of revenue. We are currently offering advertising taglines, basic electronic commerce transactions and e-mail on a limited basis and intend to begin offering additional services in the future, including personal information management applications, location-based services, voice recognition and text-to-speech applications and in-vehicle applications.

     Advertising. In many cases, we have the capacity to attach advertising taglines to the end of content messages being delivered to individuals. Our patent-

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

pending Advanced Data Mining Advertising Tagging and Transaction system, matches personal profile and demographic data with targeted advertising information. We currently have the capacity to deliver in excess of 12 million targeted advertising impressions per month. For example, when a user in Denver, Colorado receives a message from The Weather Channel with the weather forecast for Vail, Colorado, we have the capability to tag the weather message with a short advertisement for a local ski area ticket discount or a sale at a local ski shop. We also plan to offer non-targeted, broadly distributed advertisements marketed towards wireless device users in general.


     Initially, we believe we have established our advertising rates to compare favorably with average Internet portal cost-per-thousand impressions rates. Although the revenues we have received from providing advertising services to date have been minimal, we believe this revenue will increase as advertisers accept this new advertising medium. We believe that we will be able to charge them a premium rate based on our ability to reach a large number of mobile individuals with highly targeted and location specific messages.



     Electronic Commerce. Our current electronic commerce platform offers personal calendar alert functions and permits users to place an order for a product or service from their wireless device. This capability not only provides us with an opportunity to share in the revenue from an electronic commerce sale, but it also motivates the user to use the wireless device to contact the vendor. In addition, we believe this results in increased usage over the wireless device and, accordingly, additional revenues for the wireless network operator. We have secured a mix of exclusive and non-exclusive licenses and anticipate securing additional licenses to enable us to deliver secure wireless electronic commerce transactional services.



     Although our electronic commerce platform is in the early stage of development, we have existing technology which is capable of enabling wireless electronic commerce transactions. We are engaged in creating advanced wireless electronic commerce applications which include mobile banking, stock trading, online auction, travel service bidding and online shopping solutions. Although the revenues we have received from electronic commerce to date have been minimal, we believe revenue from enabling electronic commerce companies for wireless transactions will include fee-based development activities, per-transaction pricing and receiving a portion of revenue generated from goods or services sold.


     Through our relationships with 1-800-FLOWERS and Vermont Teddy Bear, a user may set up a reminder for a friend's birthday through the Internet. At a pre-set date and time prior to the event, a message is transmitted to his or her wireless device which alerts him or her of the upcoming birthday. This alert message contains the details of the friend's birthday, along with a tagline providing a gift suggestion and a special toll-free number to call to initiate a transaction. Under this arrangement, we will receive a portion of the revenues generated from this electronic commerce transaction.

     We believe that the electronic commerce market presents significant revenue potential for us and we are currently in discussions with a number of additional companies that conduct electronic commerce on the Internet.

     E-mail and Personal Information Management Applications. We believe that e-mail and personal calendar information are among the most important content

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services for mobile individuals. Our e-mail development efforts are focused on adding new features to our e-mail gateway platform, such as the ability to have messages automatically forwarded from one location to the user's wireless device e-mail address and automatic replies. We are now developing the technology to allow a user to direct his or her e-mail normally received at a workstation location, such as an office, to his or her wireless device. We are also developing the technology to allow the user to remotely interact with his or her desktop e-mail/ scheduling applications to enable the remote receipt of and response to e-mail messages.

     Location-Based Services. We are working to provide services that are based on the user's geographical location as he or she travels. We have conducted a successful trial of location-coded notification services with a wireless network operator, and intend to utilize new location technologies to enhance our ability to provide more localized information for mobile individuals. For example, a New York subscriber could receive Arizona weather reports while he or she is traveling in Phoenix. Other services that may be useful to a user's specific location include traffic, restaurant/business/ATM location information, as well as targeted advertising and electronic commerce programs.

     Voice Recognition and Text-to-Speech Applications. We are developing a system that allows a user to interact with our products and services using voice recognition and text-to-speech technology. These applications allow users to access our services through the voice channel on their wireless phones, rather than the data channel. We believe that voice-based services can provide an effective means for on-demand content delivery and triggered notification. To support our efforts in this area, we are working with several industry leaders on voice product prototypes, including serving as a development partner for Nuance's Voyager voice browser platform.

     In-Vehicle Applications. We are participating with major automotive manufacturers in the development of and trials of various platforms and services for in-vehicle applications. We are developing systems that will allow a user to obtain critical information while travelling in a car, including directions and traffic information. We intend to combine this functionality with our voice recognition product to allow a user to speak to an in-vehicle device to request information.

DISTRIBUTION RELATIONSHIPS

WIRELESS NETWORK OPERATORS

     We have entered into relationships with a number of leading telecommunications carriers and wireless network operators in order to facilitate widespread distribution of our services and to grow our user base. Marketing fee arrangements provide incentives to our wireless network operator distributors to promote our products and services. Although the terms of each wireless network operator distribution agreement differ, the standard agreement we use is non-exclusive, has a term of one to three years, automatically renews for continuous one year terms and may be terminated by either party on notice, with or without cause.

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

     The following are the wireless telephone network operators with which we have distribution agreements:


AT&T Wireless Services                           PrimeCo PCS
  - AT&T Digital PCS                             SBC Communications Inc.
  - AT&T PocketNet                               - Southwestern Bell Mobile
AirTouch Cellular                                Systems, Inc.
Bell Mobility Cellular, Inc. (Canada)            - Pacific Bell
Cellular One of Amarillo                         - Cellular One (Boston,
Cellular One of Oregon                           Baltimore, Washington, D.C.)
Cellular One of San Francisco                    TeleCorp
CFW Wireless                                     Triton PCS
Clearnet PCS                                     United States Cellular
MTT Mobility (Canada)                            U.S. West Wireless
Omnipoint Communications Services


     In addition, we have a number of distribution agreements with paging network operators. In 1999, we received 98% of our subscriber revenues from these wireless network operators.

ENTERPRISES


     We believe that we provide a powerful enabling technology that allows Internet media networks and corporate enterprises to extend the reach of their services through the use of wireless devices. We can derive revenue from this service for Internet media networks and corporate enterprises in a number of ways, including fees for development services, licensing fees and transaction-based pricing and per user subscription fees. We currently have agreements with four enterprises, including Internet media network agreements with RotoNews and The Weather Channel/Wireless Weather. We provide these enterprises with customer support, billing services, Web site design and hosting, software development, personal profiling and content delivery. The RotoNews Agreement has a one year term, and The Weather Channel/Wireless Weather Agreement has a two year term. Under these agreements we provide all of the technology and support to allow these enterprises to provide their content to their subscribers via wireless devices. We derive revenue through subscription fees collected from their subscribers and pay the enterprises an agreed upon portion of those fees for content and access to their subscribers. We are in discussions with additional businesses such as banking and financial services companies, portal and stock-trading Web sites, airlines and package delivery services companies that have indicated their interest in having us enable their enterprises to communicate with their customers when they are not at their desktops.


     Internet Media Networks. We believe that these enterprises have begun to consider wireless as a viable vehicle to deliver Web site content to their users. Because our platform is compatible with all major data standards and wireless transmission protocols we are capable of creating, hosting and maintaining a product offering that allows Internet media networks to deliver wireless portal services. For example, Weather.com uses our technology to provide subscribers with branded weather content, formerly only available on the Internet, via their wireless devices.

     Corporate Enterprises. Our technology can also enable corporations to extend their information and services to customers and employees using wireless devices. This can include e-mail, calendar and inventory applications, notifications and corporate intranet access. Enterprise data can be supplemented with our news and information content based on the needs of service users. Although we have not entered into any definitive agreements to date, we are in discussions with numerous companies to provide these types of services. We believe this market will provide us with additional opportunities to facilitate and expand the use of electronic commerce. We believe enterprises that might use our services to provide wireless content services to their employees and/or customers include banking and financial services, portal and stock trading Web sites, airlines and package delivery services. For example, an enterprise could notify a user on their wireless device that a package was delivered to the recipient, or, in the case of an airline company, users could use their wireless devices to request information regarding flight delays. We can derive revenues by charging fees to complete a transaction even in those cases where we may not receive a portion of the revenues of the actual sale.


OUR DISTRIBUTOR PRODUCT OFFERINGS

     We provide wireless data services to wireless network operators, Internet media networks and corporate enterprise distributors by offering a package of technology and services enabling the delivery of personalized information. We offer these distributors several critical components with which to build co-branded wireless portals. We offer all of the following services to our wireless network operator relationships and offer the messaging gateway, personalization and software development components to our Internet media network and corporate enterprise relationships:

     - Content Aggregation. We acquire content from over 50 content providers who deliver general, broad-based information as well as locale and user profile specific content.

     - Content Filtering and Parsing. Our proprietary technology is designed to extract only that content which is relevant to our users from the data we receive. We send specific messages on a timely basis to specific users based on their personal profiles or interactive requests.

     - Personal Profiling. We maintain individual information, network, and device profiles for each of our more than 450,000 users. These personal profiles contain data reflecting each user's individual content preferences. Our content filtering and parsing engines work in conjunction with our profiling system to provide personalized information to our users.

     - Messaging Gateway. Our products work with every major network protocol for transmission of messages between our operating center and the systems of our wireless network operator distributors. We currently maintain connectivity to over 600 messaging switches around North America, including but not limited to those of our wireless network operator distributors.

     - Operations, Billing, Customer Care and Reporting. We ensure timely and accurate delivery of our services through our operations center, which is

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

staffed continuously. We provide user billing and live-operator customer care services on behalf of our distributors and provide them with detailed reporting on user numbers and behavior.

     - Software Development. We typically create customized co-branded Web-based systems in conjunction with each of our distributors which allow users to create individual profiles and subscribe for services over the Internet. We also develop interactive voice response systems with many of our distributors, which are automated telephone systems that allows users to register and manage their personal profiles by telephone. In addition, we can create communications software to accommodate a distributor's systems infrastructure and high message volume.


OTHER RELATIONSHIPS



     We have entered into agreements with two of our investors, NBC Interactive Media, Inc. and Sony Corporation of America. Each agreement has a term of two years and provides affiliates of NBC Interactive Media, Inc. and Sony Corporation of America with incentives to enter into wireless distribution relationships with us. These incentives include preferred placement of content and the issuance of warrants. We have agreed to issue warrants to purchase up to 20,000 shares of our common stock at a per share exercise price of $10.00 for each distribution agreement entered into with affiliates of either NBC Interactive Media, Inc. or Sony Corporation of America. The maximum number of shares of common stock that may be issued under each of these arrangements is 110,000. We believe that affiliates of NBC Interactive Media, Inc. and Sony Corporation of America will enter into distribution relationships with us to enable them to capitalize on the growing market for the delivery of their content on a wireless basis and to integrate our product offerings into their products and services. The first distribution agreement under the NBC Interactive Media, Inc. relationship was entered into as of March 7, 2000 with CNBC.com LLC, and a warrant to purchase 10,000 shares of our common stock at $10.00 per share was issued to CNBC.com LLC. This agreement has a term of two years and provides for CNBC.com to make available to us three financial-related headline messages per trading day for distribution through our wireless network operators as a complimentary service. As part of the agreement, we have also agreed to purchase $200,000 of banner advertising from CNBC.com.



     We have also entered into an agreement with BroadcastEntertainment.com Inc. During the five year term of the agreement, BroadcastEntertainment.com Inc. will provide us with motion picture, concert, animation, radio, video and music content for delivery to our users. The agreement also provides opportunities for us to develop wireless event ticketing electronic commerce services with BroadcastEntertainment.com Inc. We will provide BroadcastEntertainment.com Inc. and up to five of its affiliates with enabling technology and development services to deliver its content directly to the wireless devices of its customers. BroadcastEntertainment.com Inc. has agreed to pay us $2 million for these services and provide us with advertising credits on its affiliated Internet websites and radio stations. We are in the process of determining the value of these advertising credits.


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

SALES AND MARKETING

     Our sales and marketing activities are focused on entering into additional agreements with wireless network operators, Internet media networks and corporate enterprises who will market our products and services using our "Powered by i3 Mobile" co-branding campaign. Our marketing efforts have also been targeted towards accelerating the adoption of our services by mobile individuals. By relying on the sales and marketing strength of our wireless network operators, we are able to focus our capital on broadening our product offering and incorporating technological advances. We currently employ 20 sales and marketing professionals and intend to expand this group significantly during 2000.

     We have implemented a number of initiatives supporting our distributors' retail sales efforts and accelerating adoption of our services by mobile individuals. These initiatives include:


     - Cooperative Advertising Program. Since 1998, we have offered a cooperative advertising program for distributors who offer our services under the "Powered by i3 Mobile" brand. Through this program, we provide reimbursement for up to 3% of actual amounts invoiced for pre-approved advertising and promotional materials used to support the sale of our services to mobile individuals. We spent $47,000 in 1999 and $0 in 1998 under this program.



     - Market Development Funds. Since 1999, we have made available market development funds at the discretion of management for use by our distributors to promote specific products and services and to increase sales in targeted markets. We work with our distributors to identify appropriate media and geography for the efforts we fund. During 1999 we made available $31,000 in market development funds.


     - On-Device Promotions. We have begun promoting our services to mobile individuals directly on their wireless devices. We currently send service availability notification messages including instructions on selected networks on how to activate our services to our distributors' subscribers who have not yet signed up for our services. For some of our complimentary service users we have begun attaching periodic promotional messages to content messages aimed at selling subscription services to these customers. To date, we have not paid any fees to our distributors for these promotional messages.

     - "Powered by i3 Mobile" Advertising. As an additional means of increasing customer awareness and demand for our services we intend to continue to implement advertising and promotional campaigns addressed directly to mobile individuals. For example, we plan to advertise in markets where we have a high density of potential customers such as California or South Florida, each of which has three wireless network operators offering our services.

TECHNOLOGY AND SYSTEMS

     We believe that one of our principal strengths is our proprietary internally developed technology. Our systems have been designed to provide a network and device independent platform for creation and delivery of all of our products. We

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

acquire, filter and parse data streams for content, advertising and commerce applications, provide user personal profile systems, and our wireless delivery gateway.

     Our various components run on a number of operating systems to satisfy the requirements of our content providers and distributors, but all are integrated in a common network architecture. Each component has been designed for expansion so that our current systems can accommodate more content without compromising performance, advertising and commerce relationships and greater messaging volume.

CONTENT ACQUISITION, FILTERING AND PARSING SYSTEMS

     Our engines for content aggregation and filtering have been designed to accept virtually any type of data formatting and volume of data. We offer our content providers the option to provide us their data in almost any content format. We retrieve data from content providers under license through third parties and our own proprietary filtering technologies. We can also accept data delivery through established two-way connectivity with our content providers. In the case of our stock quote alert products, for example, we receive data through satellite on over 300,000 securities on a constant basis from our financial content providers, with a dedicated network connection for backup purposes.

     Our filtering and parsing engines determine relevance of information by screening for key words in the data we receive and create various types of messages for our end users' devices. We have created proprietary technology to efficiently monitor the large volume of data entering our operating system and to identify particular information that is relevant to our individual end users. Our parsing engines then use proprietary algorithms to transform relevant data into messages of various lengths and formats. For example, our engines create 100, 140, 150 and 240 character messages targeted for different types of message displays on various devices. In addition, our engines create full-word 3-day weather forecasts, and 50 character same day weather forecast messages with word abbreviations, such as "t-stms" instead of "thunderstorms", from the same data. Our systems have been refined over time to handle high data volume and rapid message creation, and we tag messages with expiration designations and priority of delivery. These expiration designations indicate to our wireless network operator distributors' system how long a message should try to be delivered, and which messages, such as on-demand stock quotes, should be delivered first.

     We have developed a patent-pending Advanced Data Mining Advertising Tagging and Transaction system, our advertising and electronic commerce platform. This system matches advertising tags and commerce opportunity tags with specific messages based on user information profiles and the content of the messages. For example, our system can monitor weather data for temperature and humidity and can insert into a weather forecast message an advertising tag for a soft drink when the temperature exceeds 85 degrees. In addition, the system can monitor a user's commerce preferences to insert electronic commerce opportunity tags into our reminder system. For example, if a user chooses to be reminded of a child's birthday, our system will insert an embedded phone number for a children's gift manufacturer into the reminder message. This system is designed to work with

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

high volumes of messages and multiple vendors and to provide data on user preferences to our electronic commerce distributors.

PERSONAL PROFILING SYSTEM

     We allow our users to create personal profiles through the Internet, interactive voice response systems and, depending on its capabilities, a user's wireless device. We update user profiles in each of these systems to automatically reflect user-initiated changes.

     Our Web and interactive voice response systems currently utilize load-balanced hardware integrated into our Web server environment for redundancy and to manage rapid growth. Our next generation Internet-based system will employ a distributed application model for even greater scalability and performance.

     Each user's personal profile is queried by our content parsing engines to determine appropriate message delivery. For example, we monitor our sports information data for a user's selected team and when scores appear for that team, create a message for that user's device characteristics and deliver that message through appropriate protocols to that user's wireless network operator. Our personalization engines have been designed for expansion without compromising performance.

WIRELESS DELIVERY GATEWAY AND NETWORK OPERATIONS

     Our wireless delivery gateway provides the means to send customized content to most types of mobile handheld devices. Our gateway provides message transport utilizing several paging protocols and various protocols for Short Message Services. The gateway also supports the protocols and languages compatible with microbrowsers and the Wireless Application Protocol servers. Our gateway provides delivery through all major wireless networks.

     We have written applications in a number of languages to work with new microbrowser gateways and protocols and emerging voice browser platforms. These new applications provide the basis for the next generation of our wireless information portals and are focused on enhancing the Internet functionality of wireless devices. For example, our technology enables a Wireless Application Protocol-enabled handset to become a platform for two-way interactive services such as directory searches and remote personal information manager connectivity.

     Handling a high volume of message input and output is crucial to our end users and wireless network operator distributors. Our operating center currently handles approximately 800,000 messages per day and is capable of providing message transport of five times that volume. We are also in the process of building a new data center in Connecticut which is expected to provide capacity for 20,000,000 messages per day. We currently anticipate that our new data center will be operational during the second quarter of 2000 at an aggregate cost of approximately $1.2 million.

     Our data center is designed to utilize mirrored server technology, load-balancing components, backup power supplies, backup generator systems and redundant network interfaces to eliminate service interruptions because of single points of failure. In addition, in order to provide service to our subscribers if a

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

disaster should occur in our Connecticut facility, we are upgrading our redundant data center in Hurst, Texas, with plans for this upgraded facility to be operational during the second quarter of 2000. Each system component in the Connecticut and Texas facilities has been designed to scale for significantly larger service volume.

RESEARCH AND DEVELOPMENT

     Our research and development strategy is to anticipate market needs and to implement the technological advancements necessary to meet these needs. This strategy is consistent with our history. In the early stages of our development, we created the proprietary platforms that allowed us to provide deliverable wireless products when the wireless data market began to develop. We believe we developed one of the first profile-based stock quote alert products in North America, one of the first applications for capturing user profiles for wireless delivery and one of the first notification applications for Phone.com's microbrowser and many other innovations. We have senior level management who are specifically assigned to direct our research and development efforts. In addition, a team of individuals from a number of different departments is selected to develop and implement each research and development project. We actively solicit feedback from wireless network operators, content providers, and Internet media networks and corporate enterprises to determine changes in market needs and user demands. Our research and development strategy consists of the following:


INDUSTRY STANDARDS



     As an active participant in the development of the wireless data industry, we share our expertise with various industry groups and with technology alliances. As a result, we share in the benefits from research performed by many of our industry contemporaries, including wireless network operators, content providers, technology vendors, and electronic commerce providers. For example, as a member of the Wireless Application Protocol Forum, we have agreed to license our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products under the specifications promulgated by the Wireless Application Protocol Forum. Each other member has entered into a reciprocal agreement.


PROTOTYPE DEVELOPMENT


     Our research and development group develops prototypes of new products and systems. Prototypes are created in response to specific wireless network operator trials, new technology relationships and our ongoing product development efforts. When a prototype is targeted for production, our research and development group transfers information and strategy to our systems and technology group for implementation into commercial products.


OTHER RESEARCH AND DEVELOPMENT INITIATIVES


     In support of our strategy of network and device independence, we continue to develop applications that will allow us to offer our products and services to any user, regardless of his or her selected wireless device. We are also concentrating our efforts on new wireless telephones, pagers and personal digital assistants, and on creation of products that work in conjunction with Wireless Application Protocol, the Palm OS and associated network browsing platforms, Windows CE, EPOC and other applications. We believe this strategy will allow us to remain competitive when and if a major protocol achieves market dominance.


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

RESEARCH RELATIONSHIPS

     In support of our research and development efforts, we have formed various types of strategic relationships with wireless software and infrastructure companies and with the Wireless Application Protocol Forum and Wireless Data Forum trade organizations. We have established these alliances to gain early awareness of emerging wireless device and Internet technologies by sharing our research and development efforts with these companies. For example, we seek to ensure that our products work with the hardware and protocols of leading wireless data infrastructure providers. These include Short Message Service Center manufacturers Logica Aldiscon, ADC NewNet and Comverse, and Wireless Application Protocol gateway and microbrowser manufacturers Nokia, Phone.com, Motorola and CMG. In the case of the Short Message Service Center manufacturers, we test the compliance of our respective products and are listed as certified developers for their platforms. In the case of the Wireless Application Protocol gateway manufacturers, we work with the companies to ensure that our products are compliant with their programming languages, servers and, in some cases, wireless handsets. These companies also include our services among their demonstration Web sites for handset microbrowsers. For example, we were one of a limited number of Nokia's initial North American Wireless Application Protocol application development partners. As part of that relationship, we jointly showcase our offerings at major industry trade fairs.

     In addition, we have cooperative development relationships with other wireless technology and services vendors. We have a cooperative development relationship with SignalSoft to build products that work with SignalSoft's location-based technology, and we have a non-exclusive licensing arrangement with transaction security provider Diversinet to use Diversinet's secure transactions software for our electronic commerce product offerings. We also have a cooperative relationship agreement with voice recognition and browser technology provider Nuance Communications to test products we developed that run on Nuance's Voyager voice-browsing platform. In most of these relationships, we test compliance of our respective products, but do not market products together. We have also established original equipment manufacturer distribution relationships with Neopoint and Motorola. For example, Neopoint's MyAladdin product and Motorola's iKno product include content services we provide, and we have developed several products for Motorola's wireless information services prototype platforms. Each of these relationships has been developed in order to further our understanding of our partners' technology and product offerings. We anticipate that these development relationships will translate into distribution agreements for our products.

COMPETITION

     The market for our services is becoming increasingly competitive. The potential adoption of an industry standard may make it easier for new market entrants to offer some or all of the services we offer and may make it easier for existing competitors to introduce some or all of the services they do not now provide, or improve the quality of their services. We expect that we will compete primarily on the basis of the functionality, price, breadth and quality of our products and services.

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     Our current competitors include:

     - wireless data providers and portals, such as InfoSpace.com, Saraide.com, MSN Mobile, Datalink, Airflash, Inc., Phone.com, Yahoo!, Inc., AirMedia, @mobile.com and CNN Mobile; and

     - wireless financial services providers, such as Aether Systems, Inc., SmartServ Online, Inc., Strategy.com and 724 Solutions, Inc.

     Our potential competitors include:

     - entities that have announced their intentions to become wireless data providers, such as America Online, Inc. and TIBCO Software Inc.; and

     - wireless network operators, such as AT&T Wireless, Bell Atlantic Mobile, Metricom, Inc., Nextel Communications, Inc., Omnipoint Communications Services and Sprint PCS, any of which may decide to develop in-house resources to provide similar services themselves.

     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network operators with which we contract to provide airtime are subject to regulation by the Federal Communications Commission. Therefore, indirectly, changes in Federal Communications Commission regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us.

     We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers. Due to the increasing popularity and use of the Internet, there is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by various agencies and commissions in the United States and elsewhere. Laws or regulations may be adopted, and in some countries have already been adopted, with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Uncertainty and new regulations could increase our costs and prevent us from delivering some or all of our services.

DATA PROTECTION

     Legislative proposals have been made in the United States that would afford broader protection to owners of databases of information such as stock quotes

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and sports scores. If enacted, this legislation could result in an increase in the price of services that provide data to wireless communications devices and could create potential liability for unauthorized use of this data.

INTERNET TAXATION

     A number of legislative proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon electronic commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, adversely affect our future opportunity to derive financial benefit from those activities.

INTELLECTUAL PROPERTY RIGHTS

     We have filed applications to register the marks "i3 Mobile," "Powered by i3 Mobile," and "Powered by iii" in the United States. In addition, we have registered the marks "Eyes on the Web," "Village Square," "News Alert Service," "Sports Alert Service" and "Intelligent Information Incorporated" on the Principal Register of the United States Patent and Trademark Office. We also have pending applications to register the marks "Eyes on the Web," "Village Square" and "Powered by iii" in Canada. This prospectus also includes trade names, service marks and trademarks of other companies. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

     We rely on a combination of copyright, trademark, service mark, trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our services. We have applied for a patent covering Advanced Data Mining Advertising Tagging and Transaction system, which is a system that matches personal profile and demographic data against advertising targeting information to attach advertising taglines to the end of content messages being delivered to users. We have also entered into a license agreement with Portel Services Network, Inc. for its method patent, which allows us to involve a third party processing center or clearinghouse that authenticates user orders in each electronic commerce transaction. Under the terms of this agreement, we paid Portel Services Network $175,000 to date. In addition, we have agreed to pay a royalty equal to five percent of gross revenue related to electronic commerce through March 29, 2005 and May 8, 2007 for sales in the United States and Canada, respectively.

     The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect our services or intellectual property rights to the same extent as do the laws of the United States. We also rely on certain technologies that we license from third parties including data feeds and related software. These third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could

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require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations.

     Third parties could claim infringement by us with respect to current or future services. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. We may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any claim could have a material adverse effect upon our business, financial condition or results of operations.

     As a member of the Wireless Application Protocol Forum, we have agreed to license our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products under the specifications promulgated by the Wireless Application Protocol Forum. Each other member has entered into a reciprocal agreement.

EMPLOYEES


     As of March 7, 2000, we had 89 full-time employees and 1 part-time employee. Management considers its relations with our employees to be good. None of our employees are represented by a union.


PROPERTIES

     Our principal executive office is located at 181 Harbor Drive, Stamford, Connecticut. We currently operate four facilities under leases as follows:

                                                       APPROXIMATE
                                       APPROXIMATE     ANNUAL RENT        LEASE
LOCATION                              SQUARE FOOTAGE     IN 1999     EXPIRATION DATE
--------                              --------------   -----------   ---------------
181 Harbor Drive....................      20,000         $63,000(1)    March 2008
Stamford, CT
One Dock Street.....................       5,047         $81,000       March 2002
Stamford, CT
1237 Southridge Court...............       1,000         $25,000     February 2002
Hurst, TX
305 N.E. Loop.......................      10,035         $    --(2)   January 2010
Hurst, TX

-------------------------

(1)  The annual rent for 2000 is expected to be approximately $511,325.

(2)  The annual rent for 2000 is expected to be approximately $110,385.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The names and ages of our executive officers, directors and key employees as of March 7, 2000 are as follows:



EXECUTIVE OFFICERS AND DIRECTORS  AGE   POSITION
--------------------------------  ---   --------
Stephen G. Maloney..............  43    President, Chief Executive Officer
                                        and Director
Robert M. Unnold................  52    Chairman of the Board
Michael P. Neuscheler...........  39    Vice President and Chief Financial
                                          Officer
Michael Forbes..................  38    Vice President, Marketing
Richard J. Rutkowski............  48    Vice President, Technology and
                                          Systems
Alan Katzman....................  40    Vice President and General Counsel
Kevin W. Ryan...................  53    Vice President, Human Resources and
                                          Administration
Jeffrey N. Klein................  50    Vice President, Research and
                                          Development
Donald G. Rossi.................  43    Vice President, Sales
Kerry J. Dale...................  43    Director
James A. Johnson................  61    Director
J. William Grimes...............  58    Director
Donald F. Christino.............  42    Director
W. Peter Daniels................  45    Director
KEY EMPLOYEES                     AGE   POSITION
-------------                     ---   --------
Robert Coletti..................  45    Controller
Timothy S. Manny................  29    Director, Product Development
Richard C. Haylon...............  37    Director, Operations


     There is no family relationship between any director and executive officer of i3 Mobile except that Robert Coletti is married to Stephen G. Maloney's sister.

     STEPHEN G. MALONEY has served as our Chief Executive Officer since September 1999. He has been our President and a director since he co-founded i3 Mobile with Mr. Unnold in 1991. From February 1987 to April 1994, Mr. Maloney was Senior Vice President for Operations of Our Lady of Mercy Medical Center, a teaching hospital located in the Bronx, New York. Prior to that, from February 1984 until January 1987, he served as Vice President, Ancillary Services at Misericordia Medical Center.

     ROBERT M. UNNOLD has been the Chairman of the Board since September 1999 and a director since 1991. Mr. Unnold co-founded i3 Mobile with Stephen G. Maloney in 1991 and served as our Chief Executive Officer from such time until September 1999. From 1989 until 1991 he served as a General Manager for Bell South/Mobilecomm for the New York market. Mr. Unnold also founded Mincron SBC Corporation, a software company, of which he was President and a director from 1979 to 1989 until its sale in 1999.

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     MICHAEL P. NEUSCHELER has served as our Vice President and Chief Financial
Officer since January 10, 2000. From June 1999 to December 1999, Mr. Neuscheler was Chief Financial Officer of International Telecommunications Data Systems, Inc., a provider of billing solutions to the wireless telecommunications industry. From January 1998 to June 1999, he was Vice President and Chief Financial Officer of Collegiate Health Care, Inc., a provider of management services to student health centers at colleges and universities. From May 1994 to December 1997, he was Executive Vice President and Chief Financial Officer of Professional Sports Care Management, Inc., a provider of outpatient orthopedic rehabilitation services. From 1982 to 1994, Mr. Neuscheler served in various capacities with Ernst & Young LLP. Mr. Neuscheler is a Certified Public Accountant.

     MICHAEL FORBES has served as our Vice President of Marketing since February 1999. From August 1996 until February 1999, Mr. Forbes was our Director of Marketing. Prior to joining us, from August 1989 to July 1996, Mr. Forbes worked for Columbia House Company, a direct retailer of various entertainment products in a number of capacities, including Creative Director for Columbia House's Video Club and Director of Sales Promotion for Columbia House's Music Club.

     RICHARD J. RUTKOWSKI has served as our Vice President of Technology and Systems since March 1999. From June 1996 to December 1998, Mr. Rutkowski was the Director, Software Systems Development at Gerber Coburn, Inc., a company that provides production equipment software systems for the ophthalmic industry. From January 1986 to May 1996, he served in a number of capacities at Pitney Bowes, Inc., a provider of fax and copier systems, business outsourcing and digital document management, including Director of Engineering-Product Development, Engineering Manager-Scale Based Products and Engineering Manager-Systems.

     ALAN KATZMAN has served as our Vice President and General Counsel since March 1999. From April 1996 to February 1999, Mr. Katzman served as corporate counsel and business development executive to Corechange, Inc., a technology company with a focus on building information portals for Fortune 500 companies. From January 1993 to January 1996, he served in similar capacities at Candle Corporation, an independent software vendor.

     KEVIN W. RYAN has been our Vice President of Human Resources and Administration since February 1999. From July 1996 until February 1999 he was our Manager of Health Information Services. Prior to joining us, from April 1994 to July 1996, he was President of Kevin Ryan Ltd., a management consulting firm. From September 1990 to April 1994, Mr. Ryan served as President and Chief Executive Officer at Franciscan Children's Hospital, located in Brighton, Massachusetts.

     JEFFREY N. KLEIN has been our Vice President of Research and Development since January 1999. From June 1992 to December 1998, he served as our Vice President of Technical Development. From September 1989 to May 1992, Mr. Klein was President of Jeff Klein Aviation, a company that developed the Pilot Weather Service, the predecessor of i3 Mobile's Weather Alert Service.

     DONALD G. ROSSI has been our Vice President of Sales since September 1999. Prior to joining us, from August 1998 until September 1999, Mr. Rossi was a

Director of Sales and then Vice President of Sales for RTS Wireless, a leading provider of gateways and infrastructure to the wireless industry. From March 1998 to August 1998, Mr. Rossi was a Director of Sales for Unwired Planet, now known as Phone.com. From March 1994 to March 1998, Mr. Rossi was Vice President, Sales and Marketing for AirMedia, Inc., a wireless data solutions company.

     KERRY J. DALE was elected a director of i3 Mobile in August 1996. Since 1989, Mr. Dale has been a General Partner of Keystone Venture Capital, a venture capital investment company. Mr. Dale is a board member of a number of non-public Keystone Venture Capital portfolio companies. Mr. Dale also serves on the advisory board of Jefferson Bank.

     JAMES A. JOHNSON was elected a director of i3 Mobile in August 1998. Since 1987, Mr. Johnson has been a managing general partner of Apex Investment Partners, a Chicago-based venture capital firm, which he co-founded in 1987. Prior to 1987, he was one of the three founding partners of Knightsbridge Partners, a private investment firm. Previously, Mr. Johnson was associated with Beatrice Foods, serving in a number of positions, including Chief Financial Officer of the parent corporation and Senior Vice President of the US Foods operating subsidiary. Mr. Johnson currently serves on the board of director White Cap Industries, Inc., a retailer to professional contractors, and a number of private companies.

     J. WILLIAM GRIMES was elected a director of i3 Mobile in February 1999. Since 1996, Mr. Grimes has been a Member of BG Media Investors LLC, a company he founded. BG Media Investors LLC is a private equity capital firm specializing in investments in media and telecommunications companies. From 1994 until 1996, Mr. Grimes was the Chief Executive Officer of Zenith Media, a media services agency. From 1991 until 1993, he served as Chief Executive Officer of Multimedia, Inc., a diversified media company which merged into Gannett Co., Inc. in 1995. From 1988 through 1991, Mr. Grimes was President and Chief Executive Officer of Univision Holdings, Inc., the largest Spanish language media company in the United States. From 1982 through 1988, Mr. Grimes was President and Chief Executive Officer of ESPN, Inc. Mr. Grimes serves on the board of directors of InterVU, Inc. and is an Executive Director of the New School University's "Media Management Program."

     DONALD F. CHRISTINO was elected a director of i3 Mobile in July 1991. Since 1987, Mr. Christino has been the President of Green Mountain Enterprises Inc., a computer consulting company he founded.

     W. PETER DANIELS was elected a director of i3 Mobile in July 1991. In November 1999, Mr. Daniels became the President and Chief Executive Officer of Southampton Hospital in Southampton, New York. From January 1995 until November 1999, Mr. Daniels was the Chief Operating Officer of Winthrop University Hospital in Mineola, New York.

     ROBERT COLETTI has been our Controller since February 1995. From November 1993 to February 1995, he was a financial consultant to i3 Mobile. Prior to that, from July 1987 to October 1993, Mr. Coletti held a number of different positions, including Finance Manager, with Weyerhaeuser Co./Shemin Nurseries, a nursery wholesaler to landscape contractors. From 1981 to 1986, he was the plant controller for The Allen Group/G&O Manufacturing, a company that manufactured and distributed heat transfer units.

     TIMOTHY S. MANNY has served as our Director of Product Development since December 1, 1999. Prior to that, from March 1999 until December 1999, he was our Manager of Business Development. Prior to joining us, from April 1996 to October 1998, Mr. Manny was Director of Operations for the Knowledge Group of CareData.com, a company that markets Internet research software and search engines. From April 1995 to April 1996, Mr. Manny was the Manager of Business Development at Big Top Productions, a multimedia software publisher.

     RICHARD C. HAYLON has served as our Director of Operations since March 1999. Prior to joining us, Mr. Haylon served as manager of Application Development and Support at G.E. Capital from 1993 until March 1999.

BOARD COMMITTEES

COMPENSATION COMMITTEE

     Our compensation committee currently consists of Messrs. Christino, Dale, Grimes and Maloney. The compensation committee recommends, reviews and oversees the salaries, benefits and stock options for our employees, directors and other individuals compensated by us. The compensation committee also administers our incentive compensation and benefit plans.

AUDIT COMMITTEE

     Our audit committee currently consists of Messrs. Dale, Daniels and Johnson. The audit committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent public accountants, the results and scope of the audits and other services provided by our independent public accountants, the performance of and the fees to be paid to our independent public accountants, our accounting procedures and the adequacy of our internal controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Christino, Dale, Grimes and Unnold, our Chief Executive Officer until September 1999 and currently our Chairman of the Board, served as members of our compensation committee during the 1999 fiscal year. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, whose executive officers served as a director of or a member of our compensation committee.

BOARD COMPOSITION

     Our board of directors consists of seven individuals. Each director is elected for a one-year term at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors.

DIRECTOR COMPENSATION


     We have no established compensation arrangements with our directors, but directors may be reimbursed for their reasonable expenses incurred in connection with the attendance at board and committee meetings. In the future, we may adopt new compensation arrangements for our directors. Directors are eligible to receive options to purchase common stock under our option plans.

EXECUTIVE COMPENSATION

     The following table shows all compensation earned for services rendered to us by our chief executive officer and our three other most highly paid executive officers whose annual salary and bonus exceeded $100,000 in the fiscal years ended December 31, 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION     LONG-TERM COMPENSATION
                                          -----------------------   ----------------------
                                                     OTHER ANNUAL   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION        YEAR    SALARY    COMPENSATION          OPTIONS
---------------------------        ----   --------   ------------   ----------------------
Stephen G. Maloney...............  1999   $150,000     $12,000                  --
  President and Chief Executive    1998    126,810       7,500              12,500(3)
  Officer(1)                       1997    122,533          --              12,500(4)
Robert M. Unnold.................  1999   $150,000     $12,000                  --
  Chairman of the Board(2)         1998    126,810       7,500              12,500(3)
                                   1997    124,080          --              12,500(4)
Jeffrey N. Klein.................  1999   $125,000     $    --              25,500(5)
  Vice President,                  1998    114,000       7,000              18,100(6)
  Research and Development         1997     96,000       7,680              17,000(7)
Kevin W. Ryan....................  1999   $111,833          --              20,500(8)
  Vice President, Human            1998     96,000          --               9,000(6)
  Resources and Administration     1997     96,000          --               9,000(7)

-------------------------

(1) Mr. Maloney was appointed Chief Executive Officer in September 1999.

(2) Mr. Unnold was our Chief Executive Officer until September 1999.

(3) Represents options to purchase shares of our common stock at $2.61 per share.

(4) Represents options to purchase shares of our common stock at $1.94 per share.

(5) Represents options to purchase 13,500 shares of our common stock at $4.00 per share and 12,000 shares of our common stock at $2.37 per share.

(6) Represents options to purchase shares of our common stock at $2.37 per share.

(7) Represents options to purchase shares of our common stock at $1.76 per share.

(8) Represents options to purchase 7,000 shares of our common stock at $2.37 per share and 13,500 shares of our common stock at $4.00 per share.

OPTION GRANTS IN 1999

     The following table shows information regarding options granted to the named executive officers during the year ended December 31, 1999. We have not granted any stock appreciation rights. None of the named executive officers exercised any stock options during 1999.

                                                   INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                 ------------------------------------------------------     VALUE AT ASSUMED
                                               PERCENT OF                                    ANNUAL RATES OF
                                 NUMBER OF    TOTAL OPTIONS                                    STOCK PRICE
                                 SECURITIES    GRANTED TO                                   APPRECIATION FOR
                                 UNDERLYING     EMPLOYEES       EXERCISE                     OPTION TERM(6)
                                   OPTION       IN FISCAL      PRICE PER     EXPIRATION   ---------------------
NAME                             GRANTED(1)      YEAR(2)      SHARE(3)(4)     DATE(5)        5%          10%
----                             ----------   -------------   ------------   ----------   ---------   ---------
Stephen G. Maloney.............        --           --              --            --       $   --      $   --
Robert M. Unnold...............        --           --              --            --           --          --
Jeffrey N. Klein...............    25,500          4.7%          $3.23          2009      473,776     720,117
Kevin W. Ryan..................    20,500          3.8%          $3.44          2009      367,525     558,786

-------------------------
(1) All options were granted under our 1995 Stock Incentive Plan. All options were incentive stock options which vest in annual installments over either four or five years, subject to immediate vesting in the event of a change in control of our company.

(2) Based upon options to purchase an aggregate of 540,500 shares of our common stock granted to employees in 1999.

(3) Certain of these options resulted in deferred compensation that will be recognized over the vesting period.

(4) This figure represents the weighted average exercise price per share.

(5) The options have ten year terms, subject to earlier termination upon death, disability or termination of employment.

(6) We recommend caution in interpreting the financial significance of the figures representing the potential realizable value of the stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the SEC. They assume that the fair value of the common stock appreciates 5% or 10% each year based on the assumed initial public offering price of $15.00 per share, compounded annually, for ten years (the term of each option). They are not intended to forecast possible future appreciation, if any, of our stock price or to establish a present value of options. Also, if appreciation does occur at the 5% or 10% per year rate, the amounts shown would not be realized by the recipients until the year 2009. Depending on inflation rates, these amounts may be worth significantly less in 2009, in real terms, than their value today.

YEAR-END OPTION VALUES

     The following table provides information about options held as of December 31, 1999 by the named executive officers. No options were exercised by any officer or director during 1999. The value of unexercised in-the-money options at year-end is based on the assumed initial public offering price of $15.00 per share, less the exercise price per share, multiplied by the number of shares underlying the options.

                                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                              OPTIONS AT FISCAL YEAR-END          FISCAL YEAR END
                              ---------------------------   ---------------------------
NAME                          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   -------------   -----------   -------------
Stephen G. Maloney..........    12,500         12,500        $162,450       $160,925
Robert M. Unnold............    12,500         12,500         162,450        160,925
Jeffrey N. Klein............    57,340         46,760         805,486        587,207
Kevin W. Ryan...............    13,100         25,400         171,771        297,699

1995 STOCK INCENTIVE PLAN AND 2000 STOCK INCENTIVE PLAN

     We adopted the 1995 Stock Incentive Plan on November 7, 1995 and the 2000 Stock Incentive Plan on February 9, 2000. The plans provide for grants of options to our designated employees, officers, directors and consultants.

     GENERAL. The 1995 Stock Incentive Plan, as amended, authorizes options to purchase up to 1,014,000 shares of our common stock. The 2000 Stock Incentive Plan authorizes options to purchase up to 1,250,000 shares of our common stock. If options granted under these plans expire or are terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for grant under the plans.

     ADMINISTRATION OF THE PLANS. The Board of Directors administers and interprets the plans. The Board has the sole authority to:

     - determine the employees and officers and consultants to whom grants will be made under the plans;

     - determine the type, size and terms of the grants to be made to each optionee;

     - determine the time when the grants will be made, the vesting period and the duration of any applicable exercise or restriction period, including the criteria for vesting; and

     - deal with any other matters arising under the plans.

     TYPES OF GRANTS.  Grants under the plans may consist of:

     - options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code;

     - nonqualified stock options that are not intended to so qualify;

     - stock appreciation rights; and


     - stock bonus awards.



     The 2000 Stock Incentive Plan also permits the grant of phantom stock awards.

     ELIGIBILITY FOR PARTICIPATION. Grants may be made to any of our employees, officers, directors and consultants. As of March 7, 2000, there were options to purchase 988,500 shares of our common stock granted under the 1995 Stock Incentive Plan at a weighted average exercise price of $3.11 per share and 200,000 shares of our common stock granted under the 2000 Stock Incentive Plan at an exercise price of $7.92 per share.


     The option exercise price will be determined by the Board and may be equal to or greater than the fair market value of a share of the Company's common stock on the date of grant.

     - the exercise price of an incentive stock option may be no less than the fair market value of a share of our common stock on the date of grant; and

     - the exercise price of an incentive stock option granted to an employee who owns more than 10% of our common stock will be no less than 110% of the fair market value of a share of our common stock on the date of grant.

The participant may pay the exercise price:

     - by certified or bank cashier's check;

     - by the surrender and delivery to us of shares of our common stock having a fair market value equal to the purchase price of the stock issuable upon exercise of the options are being exercised; or

     - by delivery of a promissory note secured by a pledge of stock.

     The board will determine the term of each option, except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant.

     Under the 2000 Stock Incentive Plan, options to purchase no more than 300,000 shares of our common stock may be granted during any one fiscal year to any one person.

     STOCK APPRECIATION RIGHTS. The board may grant a right to receive a number of shares or, in the discretion of the board, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the board. The board may approve the grant of these stock appreciation rights related or unrelated to stock options. Upon exercise of a stock appreciation right that is related to a stock option grant, the holder of the related option will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as provided in the stock appreciation right award.


     STOCK BONUS AWARDS. The board may also award cash and/or shares of common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified period.


     AMENDMENT AND TERMINATION OF THE PLANS. The board may amend or terminate the plans at any time, except that it may not make any amendment without stockholder approval that:

     - increases the maximum number of shares as to which options may be granted under the plans (except in the case of a merger, reorganization or similar event);

     - expands the class of employees or consultants entitled to receive options, rights or awards under the plans;

     - decreases the minimum purchase price at which options or rights may be granted;

     - extends the maximum term of options or rights granted under the plans;

     - extends the term of the plans; or

     - materially increases the benefits accruing to participants under the plans who are subject to liability under Section 16(b) of the Exchange Act.

     The board may terminate the plans at any time; provided, however, that the term of the plans may not be longer than ten years from its commencement date.

     TAX CONSEQUENCES. The following description of the tax consequences of awards under the plans is based on present federal tax laws and does not purport to be a complete description of the tax consequences of the plans. There are generally no federal tax consequences as to the optionee or to us upon the grant of an option. On the exercise of an incentive stock option, the optionee will not recognize any income, and we will not be entitled to a deduction for tax purposes, although such exercise may give rise to liability for the optionee under the alternative minimum tax provisions of the Internal Revenue Code. However, if the optionee disposes of shares acquired upon the exercise of an incentive stock option within two years of the date of grant or one year of the date of exercise, the optionee will recognize ordinary income, and we will be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of common stock on the date of exercise over the option exercise price (or the gain on sale, if less); the remainder of any gain, and any loss, to the optionee will be treated as capital gain or loss to the optionee. On the exercise of a nonqualified stock option, the amount by which the fair market value of common stock on the date of the exercise exceeds the option exercise price will generally be taxable to the optionee as ordinary income and will generally be deductible for tax purposes by us. The disposition of shares acquired upon exercise of a non-qualified option, or an incentive stock option, if after the one year and two year periods described above, will generally result in capital gain or loss to the optionee but will have no tax consequences to us.

     SECTION 162(m). Under Section 162(m) of the Internal Revenue Code, we may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options. An exception exists, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The plans has been approved by stockholders and it is intended that grants of options thereunder meet the requirements of "performance-based compensation."

FOUNDERS INCENTIVE PLAN

     Our Founders Incentive Plan was adopted in May 1999 and is administered by our compensation committee. The purpose of the plan is to reward our President and Chief Executive Officer and Chairman of the Board if we meet certain specific performance goals. In setting those goals, the compensation committee will specify the applicable performance criteria and targets it will use for the performance period. Each executive eligible under the plan may receive a cash incentive of up to 80% of his annual salary upon the achievement of these goals and objectives. The performance criteria and targets will measure the following performance measures:

     - the achievement of a specified number of total subscribers and a specified number of paying customers;

     - the achievement of revenue targets;

     - the signing of contracts with carriers;

     - the obtaining of specified levels of financing; and

     - the achievement of infrastructure initiatives.

EMPLOYMENT AGREEMENTS

     We entered into employment agreements dated as of January 1, 1999 and amended as of September 1, 1999, with each of Stephen G. Maloney, our Chief Executive Officer and Robert M. Unnold, our Chairman of the Board. Both agreements will expire on December 31, 2002 but automatically renew for additional one year periods unless we give notice of termination at least 90 days before the expiration of the term. Pursuant to their respective agreements, Mr. Maloney is employed as our President and Chief Executive Officer at an annual salary of not less than $150,000, and Mr. Unnold is employed as Chairman of the Board at an annual salary of not less than $150,000. If they meet certain performance goals, Messrs. Maloney and Unnold are entitled to receive incentive compensation of up to 35% of their respective base salaries. We maintain separate key-man insurance policies of $2,000,000 for each of Messrs. Maloney and Unnold. We have the right to terminate each agreement at any time and for any reason. If we do so without cause, or if either individual terminates his agreement for "good reason," however, we must continue to pay salary and benefits until the later of 18 months from the date of termination or the balance of the term. We are also obligated to pay a similar severance benefit upon the disability of each individual.


     We entered into an employment agreement dated as of January 10, 2000 with Michael P. Neuscheler, our Vice President and Chief Financial Officer. The agreement will expire on January 9, 2003 but automatically renews for additional one year periods unless we give notice of termination at least 90 days before the expiration of the term. Pursuant to his agreement, Mr. Neuscheler is employed as our Vice President and Chief Financial Officer at an annual salary of $150,000. If he meets certain performance goals, Mr. Neuscheler is entitled to receive incentive compensation of up to 50% of his base salary. We maintain a key-man insurance policy of $500,000 for Mr. Neuscheler. We have the right to terminate Mr. Neuscheler's employment agreement at any time and for any reason. If we do so without cause, or if Mr. Neuscheler terminates his agreement for "good reason," however, we must continue to pay salary and benefits until the later of 18 months from the date of termination or the balance of the term. We are also obligated to pay a similar severance benefit upon the disability of Mr. Neuscheler.


     We entered into an Employment and Royalty Agreement with Jeffrey N. Klein on October 27, 1998 for a term beginning January 1, 1999 and ending on December 31, 2001. Pursuant to this agreement, Mr. Klein is employed as Vice President of Research and Development at an annual salary of $125,000 with annual increases of no less than 5%. Mr. Klein is also entitled to a monthly royalty payment of 2% of all of our gross revenues, including the revenues of any wholly-owned subsidiary, until he or his estate has received an aggregate of $500,000, of which he has received $35,000 as of December 31, 1999. Either we or Mr. Klein may terminate the agreement at any time upon 60 days notice. If we do so without cause or if the agreement is terminated as a result of Mr. Klein's death or disability, we must continue to pay salary and benefits until the earlier to occur of 18 months and the remainder of the term. The royalty payment maximum must be paid regardless of Mr. Klein's termination, death or disability.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALES OF OUR SECURITIES

     Pursuant to a stock purchase agreement dated February 12, 1999, we sold a total of 7,714.56 shares of our Series E mandatorily redeemable convertible preferred stock to BG Media Investors L.P. for $3.11 per share of common stock, or an aggregate purchase price of $12,000,000 in February 1999. In November 1999, we sold an additional 1,928.64 of Series E mandatorily redeemable convertible shares to BG Media Investors L.P. for $3.11 per share of common stock, or an aggregate purchase price of $3,000,000. The value of these shares, based on the assumed initial public offering price of $15.00 per share, is $72,324,000. Mr. Grimes, one of our directors, is a member of BG Media Investors LLC, the General Partner of BG Media Investors L.P. Each share of the Series E mandatorily redeemable convertible preferred stock will convert into 500 shares of our common stock immediately upon the completion of this offering.

     In June 1998, we issued warrants to purchase 350,000 shares of our common stock at an exercise price of $3.50 per share to Keystone Venture IV, L.P. in consideration for services rendered in connection with our 1998 financings. In addition, pursuant to a stock purchase agreement dated December 22, 1999, we sold 757.5 shares of Series F mandatorily redeemable convertible preferred stock to Keystone Venture V, L.P. for $7.92 per share of common stock, or an aggregate purchase price of $3,000,000. The value of these shares, based on the assumed initial public offering price of $15.00 per share, is $5,681,250. Mr. Dale, one of our directors, is Vice President of Keystone IV MCGP, Inc., the General Partner of Keystone Venture IV Management Company, L.P., which is the General Partner of Keystone Venture IV, L.P. and Managing Director of Keystone V Management Company, Inc., the General Partner of Keystone V Partners, L.P., which is the General Partner of Keystone Venture V, L.P. Each share of the Series F mandatorily redeemable preferred stock will convert into 500 shares of our common stock immediately upon the completion of this offering.

     Pursuant to a stock purchase agreement dated as of August 11, 1998, we issued a total of 843 shares of our Series D mandatorily redeemable convertible preferred stock to Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC for $2.37 per share of common stock, or an aggregate purchase price of $1,001,000 in cash and notes payable. The value of these shares, based on the assumed initial public offering price of $15.00 per share, is $6,322,500. In consideration for the notes payable, we issued warrants to purchase an aggregate of 195,984 shares of our common stock at an exercise price of $3.00 per share to the purchasers. In addition, in connection with our Loan Incentive Warrant Plan which was established in September 1998, we issued warrants to purchase an aggregate of 20,235 shares of our common stock to the purchasers at an exercise price of $3.50 per share on March 8, 1999 in consideration of their loans of

$200,000 to us on November 18, 1998. This Loan Incentive Warrant Plan was established to issue warrants to purchase shares of our common stock to our lenders in consideration of loans made by them to us. Mr. Johnson, one of our directors, is President of Stellar Investment Co., the Managing Member of Apex Management III, LLC, which is the General Partner of Apex Investment Fund III, L.P. He is also the Managing Member of Apex Strategic Partners, LLC. Each share of the Series D mandatorily redeemable convertible preferred stock will convert into 500 shares of our common stock immediately upon the completion of this offering.

     In connection with the preferred stock financings and issuance of common stock to our founders, we granted registration rights to our preferred stockholders and Messrs. Unnold, Maloney, Christino and Daniels, among others. Upon exercise of these registration rights, these stockholders can require us to file registration statements covering the sale of shares of common stock held by them and may include the sale of their shares in registration statements covering our sale of shares to the public.

LOANS FROM US

     On May 12, 1999, we loaned Mr. Maloney, our President and Chief Executive Officer, $100,000 evidenced by a promissory note bearing interest at a rate of 10% per annum. The entire balance of the note plus interest was repaid by Mr. Maloney on May 26, 1999.

     On September 29, 1999, we loaned Mr. Unnold, our Chairman of the Board, $100,000 evidenced by a promissory note bearing interest at a rate of 10% per annum. The entire principal balance of the note plus interest was repaid by Mr. Unnold on October 4, 1999.

LOANS TO US

     Mr. Coletti, our Controller, loaned us $40,000 on July 30, 1997 and $25,000 on October 10, 1997 pursuant to promissory notes bearing interest at a rate of 18% per annum. In August 1998, as a condition for us to receive financing in connection with the Series D mandatorily redeemable preferred stock offering, the interest rates were adjusted from 18% to 10%. These interest adjustments were applied retroactively to January 1, 1998. The entire principal balance of the notes plus interest was repaid to Mr. Coletti on February 16, 1999. In connection with our Loan Incentive Warrant Plan, we issued to Mr. Coletti and his designee warrants to purchase 31,805 shares of our common stock at an exercise price of $3.50 per share on March 8, 1999.

     Mr. Unnold, our Chairman of the Board, loaned us $22,000 on July 30, 1997, $10,000 on April 3, 1998 and $17,000 on April 20, 1998 pursuant to promissory notes which accrue interest at a rate of 18% per annum. In August 1998, as a condition for us to receive financing in connection with the Series D mandatorily redeemable preferred stock offering, the interest rates were adjusted from 18% to 10%. These interest adjustments were applied retroactively to January 1, 1998. The entire principal balance of the notes plus interest was repaid to Mr. Unnold on February 16, 1999. In connection with our Loan Incentive Warrant Plan, we issued to Mr. Unnold's designees warrants to purchase 18,708 shares of common stock at an exercise price of $3.50 per share on March 8, 1999.

     Mr. Christino, one of our directors, loaned us $30,000 on July 30, 1997, pursuant to a promissory note bearing interest at a rate of 18% per annum. In August 1998, as a condition for us to receive financing in connection with the

Series D mandatorily redeemable preferred stock offering, the interest rates were adjusted from 18% to 10%. These interest adjustments were applied retroactively to January 1, 1998. The entire principal balance of the note plus interest was repaid to Mr. Christino on February 16, 1999. In connection with our Loan Incentive Warrant Plan, we issued to Mr. Christino warrants to purchase 15,429 shares of common stock at an exercise price of $3.50 per share on March 8, 1999.

     In June 1998, we issued two notes payable totaling $400,000 to Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC. The notes bore interest at a rate of 7% per annum and were due and payable on demand. In connection with this issuance, two warrants were issued for the purchase of 195,984 shares of our common stock for $3.00 per share. These notes payable were converted in August 1998 into Series D mandatorily redeemable convertible preferred stock in connection with the issuance of the Series D mandatorily redeemable preferred stock.

     On November 18, 1998, we executed two promissory notes with Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC providing financing totaling $200,000. The promissory notes bore interest at a rate of 10% per annum and were due and payable on December 31, 1998. We repaid the note in February 1999. In consideration for these notes, we issued two warrants to purchase 20,235 shares of common stock at an exercise price of $3.50 per share to the holders on March 8, 1999.

OTHER TRANSACTIONS

     Pursuant to a stock purchase agreement dated February 27, 1992, as amended, we purchased all of the outstanding capital stock of Quotes Plus . . . , Inc., a Colorado corporation, from Michael J. Pryslak and Dennis M. Roland. The payment terms, as amended, provide that Messrs. Pryslak and Roland will collectively receive a payment equal to 2.5% of our gross revenues on a monthly basis, but in no event less than $3,000 per month. If, prior to January 1, 2003, the aggregate of all monthly payments made to Messrs. Pryslak and Roland equals $6,000,000, then we will have no further payment obligations to Messrs. Pryslak and Roland. Otherwise, we must continue to make the monthly payment to Messrs. Pryslak and Roland. If we pay $7,000,000 to Messrs. Pryslak and Roland before January 1, 2004, then our payment obligations to Messrs. Pryslak and Roland will cease. If, however, we fail to pay to Messrs. Pryslak and Roland $7,000,000 prior to January 1, 2004, then we must continue to make the monthly payment until we pay a total of $8,000,000 to Messrs. Pryslak and Roland. In November 1998, we loaned Messrs. Pryslak and Roland $53,000 in the aggregate on an unsecured basis to purchase 42 shares of our Series C convertible preferred stock. The payments generated under the agreement will initially be used to reduce the principal on this outstanding loan. As of September 30, 1999, the loan had been reduced by $16,000.

     We believe that the transactions discussed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. We have adopted a policy that requires all future transactions between us and our officers, directors and affiliates to be on terms no less favorable than could be obtained from unrelated third parties. These transactions were approved by a majority of the disinterested members of our board of directors.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding ownership of our common stock, as of March 7, 2000, by:


     - each person known to us to own beneficially more than 5% of our outstanding common stock;

     - each of our directors;

     - each of our executive officers named in the summary compensation table;
       and

     - all of our directors and executive officers as a group.


     Share ownership is based on 17,087,265 shares of common stock outstanding immediately prior to this offering and assumes conversion of all outstanding shares of preferred stock into shares of common stock. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of March 7, 2000, as described in the footnotes below. Unless otherwise indicated, the address for each stockholder is c/o i3 Mobile, Inc., 181 Harbor Drive, Stamford, Connecticut 06902.



                                                             PERCENT OF SHARES
                                                             BENEFICIALLY OWNED
                                          NUMBER      --------------------------------
NAME AND ADDRESS                        OF SHARES     BEFORE OFFERING   AFTER OFFERING
----------------                        ----------    ---------------   --------------
Robert M. Unnold......................   2,176,208(1)       12.7%              10.1%
Stephen M. Maloney....................   1,484,166(2)        8.7                6.9
Donald F. Christino...................   1,080,429(3)        6.3                5.0
W. Peter Daniels......................     220,000           1.3                1.0
Jeffrey N. Klein......................      58,015(4)          *                  *
Kevin W. Ryan.........................      13,775(4)          *                  *
Kerry J. Dale.........................   2,089,073(5)       11.8                9.5
  c/o Keystone Venture IV, L.P.
  1601 Market Street
  Suite 2500
  Philadelphia, PA 19103
James A. Johnson......................     637,719(6)        3.7                2.9
  c/o Apex Management III, LLC
  233 Wacker Drive, Suite 900
  Chicago, IL 60606
J. William Grimes.....................   4,821,600(7)       28.2               22.4
  c/o BG Media Investors L.P.
  399 Park Avenue, 19th Floor
  New York, NY 10022
Keystone Venture IV, L.P. ............   1,710,323(8)        9.7                7.8
  1601 Market Street
  Suite 2500
  Philadelphia, PA 19103
BG Media Investors L.P. ..............   4,821,600          28.2               22.4
  399 Park Avenue, 19th Floor
  New York, NY 10022
MCI WorldCom, Inc.....................   1,131,250(9)        6.4                5.3
  500 Clinton Center Drive Clinton, MS
  39056
All directors and officers as a group
  (14 persons)........................  12,618,500          69.9               56.2


-------------------------

 *  less than 1% (one percent).

(1) Includes 2,000,000 shares of common stock issued to RMU Management LLC, an entity controlled by Mr. Unnold, 18,708 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.50 per share held by Mr. Unnold as custodian for the benefit of his two minor children and options to purchase 12,500 shares of common stock.

(2) Includes options to purchase 12,500 shares of common stock.

(3) Includes 15,429 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(4) Consists of shares of common stock issuable upon the exercise of stock options.


(5) Consists of 1,125,858 shares of common stock and 584,465 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $3.30 per share held by Keystone Venture IV, L.P. and 378,750 shares of common stock held by Keystone Venture V, L.P. Mr. Dale is a director of i3 Mobile and Vice President of Keystone IV MCGP, Inc., the General Partner of Keystone Venture IV Management Company, L.P., which is the General Partner of Keystone Venture IV, L.P. Mr. Dale is also Managing Director of Keystone V Management Company, Inc., the General Partner of Keystone V Partners, L.P., which is the General Partner of Keystone Venture V, L.P. Mr. Dale disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.


(6) Consists of 421,500 shares of common stock and 216,219 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $3.05 per share held by Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC. Mr. Johnson is a director of i3 Mobile and President of Stellar Investment Co., the Managing Member of Apex Management III, LLC, which is the General Partner of Apex Investment Fund III, L.P. and the Managing Member of Apex Strategic Partners, LLC. Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7) Consists of 4,821,600 shares of common stock held by BG Media Investors L.P. Mr. Grimes is a director of i3 Mobile and Managing Member of BG Media Investors LLC, the General Partner of BG Media Investors L.P. Mr. Grimes disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8) Includes 234,465 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.00 per share and 350,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(9) Consists of 631,250 shares of common stock and 500,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.00 per share.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 50,000,000 shares of common stock, of which 17,087,265 shares were issued and outstanding immediately prior to this offering, and 50,000 shares of preferred stock, of which no shares will be issued and outstanding upon completion of this offering.

COMMON STOCK

     Each share of common stock may be uncertificated or represented by a certificate signed by an authorized officer of i3 Mobile. Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote, including the election of directors, and do not have cumulative voting rights. Holders of our common stock are entitled to receive, if declared, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Registered stockholders may transfer their shares by surrendering to us or to our transfer agent their share certificates duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer. If the shares are uncertificated, we must receive proper transfer instruments from the registered owner of uncertificated shares before we cancel those shares and issue new shares to the transferee. Annual meetings of stockholders are held on the first Tuesday in July or at such other date and time as designated by the board of directors. At the annual meeting, the stockholders elect the directors by a plurality vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

PREFERRED STOCK

     Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 50,000 shares of preferred stock. Following completion of this offering, no shares of preferred stock will be outstanding. Our board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock. We currently have no plans for new issuances of preferred stock.

     The ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval, may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

REGISTRATION RIGHTS OF STOCKHOLDERS

     Following the offering, holders of an aggregate of 15,121,431 shares of our outstanding common stock will be entitled to rights with respect to registration of these shares of common stock under the Securities Act.

     We have an agreement with these stockholders that gives them registration rights. Subject to limitations provided in the agreement, including those in lock-up agreements that these stockholders have signed relating to this offering, these stockholders have the right, six months after this offering, upon request of the holders and under certain circumstances and conditions, to require us to register their shares of common stock under the Securities Act. We have granted one demand registration right to each of the following:

     - Robert M. Unnold, Stephen G. Maloney, Donald F. Christino and W. Peter Daniels, as a group;

     - BG Media Investors L.P.;

     - Apex Investment Fund II L.P. and Apex Strategic Partners, LLC, as a group; and

     - Keystone Venture IV, L.P.

We have also granted up to two demand registration rights to the purchasers of Series F mandatorily redeemable preferred stock as a group for their shares of common stock issuable upon conversion of their Series F mandatorily redeemable preferred stock. In addition to these demand registration rights, and subject to conditions and limitations provided in the applicable agreement, these stockholders may require us to file an unlimited number of registration statements on Form S-2 or Form S-3 under the Securities Act when either form is available for our use, generally one year after this offering.

     If we propose to register our securities under the Securities Act after this offering, these stockholders and the holder of warrants to purchase up to 123,725 shares of our common stock will be entitled to notice of the registration and to include their shares in the registration provided that the underwriters of the proposed offering will have the right to limit the number of shares included in the registration. We must pay for all expenses in connection with these registrations, other than any underwriters' discounts and commissions.

OPTIONS


     As of the date of this prospectus, options to purchase up to 1,014,000 shares of common stock may be granted under the 1995 Stock Incentive Plan and up to 1,250,000 shares of common stock may be granted under the 2000 Stock Incentive Plan. There are 988,500 options outstanding under the 1995 Stock Incentive Plan at a weighted average exercise price of $3.11 per share, of which 344,707 will be exercisable upon the completion of this offering and 200,000 options outstanding under the 2000 Stock Incentive Plan at an exercise price of $7.92 per share, none of which will be exercisable upon the completion of this offering. Other than these options, we have not granted any other options. Upon completion of this offering, we intend to file a registration statement on Form S-8 to register all shares of common stock that we may issue under our stock option plans.

WARRANTS


     As of the date of this prospectus, the following warrants were outstanding for the purchase of 1,939,084 shares of common stock at a weighted average exercise price of $3.53:



NAME                                                          NO. OF SHARES
----                                                          -------------
Keystone Venture IV, L.P. ..................................     584,465
G-II Family Partnership.....................................      37,455
Glenville Capital Partners, L.P. ...........................     401,278
Apex Investment Fund III, L.P. .............................     205,703
Apex Strategic Partners L.L.C. .............................      10,516
Intelligent Investment Partners, L.P. ......................     500,000
Robert and Elizabeth Coletti................................      29,805
Donald Christino............................................      15,429
Mary Elizabeth Coletti......................................       2,000
Robert Unnold f/b/o Christine Unnold........................       9,354
Robert Unnold f/b/o Nicholas Unnold.........................       9,354
Allen & Company Incorporated................................     123,725
CNBC.com LLC................................................      10,000



Warrants to purchase up to an additional 100,000 shares of our common stock may also be granted to each of NBC Interactive Media, Inc. or its affiliates and Sony Corporation of America or its affiliates in connection with any definitive distribution agreements which may be entered into in the future between NBC Interactive Media, Inc. or its affiliates and us and Sony Corporation of America or its affiliates and us. These investors will receive warrants to purchase 20,000 shares of our common stock for each content distribution agreement we enter into with them or any of their affiliates. If we enter into a content distribution agreement by March 31, 2000, the number of warrants will increase to 30,000. These warrants will expire three years after they are issued.


ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     Section 203 of the Delaware General Corporation Law generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. This statute could prohibit or delay a change in control of i3 Mobile and could discourage potential acquisition proposals.

INDEMNIFICATION

     Our certificate of incorporation provides that no director of i3 Mobile shall have any personal liability to i3 Mobile or its stockholders for breach of fiduciary duty as a director, except for liability:

     - for breach of the director's duty of loyalty to i3 Mobile or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for payment of dividends or stock purchases or redemptions by the corporation in violation of Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     As a result of this provision, i3 Mobile and our stockholders may be unable to obtain monetary damages from a director for certain breaches of his or her fiduciary duty. This provision does not, however, eliminate the directors' fiduciary responsibilities and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Our bylaws provides for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. Such indemnification may include, if we so decide, the right of the indemnified party to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. In addition, our certificate of incorporation provides that our employees and other agents, may be indemnified in accordance with the Delaware General Corporation law to the extent determined by our board of directors in its sole discretion.

LIMITATIONS ON STOCKHOLDER ACTION BY WRITTEN CONSENT

     Our certificate of incorporation also provides that any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.

AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION

     Under the Delaware General Corporation Law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

     We have applied to list our shares of common stock on the Nasdaq National Market under the symbol "IIIM."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Following this offering, we will have 21,487,265 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have 22,147,265 shares of common stock outstanding. All the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 17,087,265 shares of common stock outstanding following this offering will be "restricted securities" as the term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - on the date of this prospectus, the 4,400,000 shares sold in the offering and an additional 246,548 shares held by current shareholders will be immediately available for sale in the public market;

     - 180 days after the date of this prospectus, approximately 11,752,232 shares will be eligible for sale, 10,069,756 of which will be subject to volume, manner of sale and other limitations under Rule 144; and

     - the remaining 5,088,485 shares will be eligible for sale under Rule 144 from time to time upon the expiration of various one-year holding periods after the expiration of the lock-up period applicable to those shares.

     We have agreed with the underwriters that we will not issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our 1995 Stock Incentive Plan and 2000 Stock Incentive Plan or in connection with the acquisition of companies, and issue shares of common stock upon the exercise of outstanding options and warrants and in connection with the acquisition of companies.


     Our officers and directors and some of our other stockholders, who will hold an aggregate of 16,820,717 shares of common stock upon completion of this offering, have agreed that they will not, without the prior written consent of Deutsche Bank Securities Inc., offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., except that nothing will prevent any of them from exercising outstanding options and warrants.

     Following the expiration of the lock-up period, shares issuable upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus by persons other than affiliates.

     In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

     - one percent of the then outstanding shares of common stock, or approximately 214,873 shares immediately after this offering; or

     - the average weekly trading volume in the common stock on the Nasdaq Stock Market during the four calendar weeks preceding the sale.

     In other words, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.


     As of the date of this prospectus, we have granted options to purchase 988,500 shares of common stock to specified persons pursuant to our 1995 Stock Incentive Plan and 200,000 shares of common stock to one person pursuant to our 2000 Stock Incentive Plan. We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register 2,264,000 shares of common stock reserved for issuance under our stock option plans. The registration statement on Form S-8 will become effective automatically upon filing.


     Shares issued under our 1995 Stock Incentive Plan and 2000 Stock Incentive Plan, after the filing of a registration statement on Form S-8 may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and vesting restrictions imposed by us. In addition, following this offering, the holders of 15,121,431 shares of outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Chase Securities Inc. and Credit Suisse First Boston Corporation, have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                            NUMBER OF
UNDERWRITER                                                   SHARES
-----------                                                 ----------
Deutsche Bank Securities Inc. ............................
Chase Securities Inc. ....................................
Credit Suisse First Boston Corporation....................
                                                            ----------
     Total................................................   4,400,000
                                                            ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and these dealers may re-allow,
a concession of not more than $     per share to other dealers. After the
initial public offering, the offering price and other selling terms may be changed by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 660,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered in this offering. We will be obligated, pursuant to this option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,400,000 shares are being offered.

     The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be 7% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                     TOTAL FEES
                                          --------------------------------
                                             WITHOUT          WITH FULL
                                           EXERCISE OF       EXERCISE OF
                               FEE PER    OVER-ALLOTMENT    OVER-ALLOTMENT
                                SHARE         OPTION            OPTION
                               -------    --------------    --------------
Fees paid by i3 Mobile.......

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.2 million.

     We have agreed to indemnify the underwriters against certain specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, certain stockholders and certain holders of options and warrants to purchase our stock, has agreed not to offer, sell, sell short, contract to sell, transfer, hypothecate, pledge or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, directly or indirectly, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 330,000 shares for our directors, officers, employees, and their family members and other individual associates, vendors, customers and other business associates, including Michael Hirschberg, a partner of Piper Marbury Rudnick & Wolfe LLP, our counsel. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering. Other than our directors, officers and key employees, participants in the sale of reserved shares will not be subject to any lock-up arrangements with the underwriters.


     In December 1999, we issued and sold 252.5 shares of our Series F mandatorily redeemable preferred stock to BT Investment Partners, Inc., an affiliate of Deutsche Bank Securities Inc., at $3,960.40 per share, or $7.92 per common share, for an aggregate purchase price of $1,000,000. Upon completion of this offering, the Series F mandatorily redeemable preferred stock held by BT Investment Partners, Inc. will convert into 126,250 shares of our common stock on the same terms as other investors in this Series F financing. In connection with this preferred stock financing, we granted registration rights to the holders of the Series F mandatorily redeemable preferred stock, including BT Investment Partners, Inc. The difference between the amount that BT Investment Partners, Inc. originally paid for the Series F mandatorily convertible preferred stock and the value of the Series F mandatorily convertible preferred stock based upon the assumed initial public offering price of $15.00 equals $893,750. The National Association of Securities Dealers, Inc. may deem this amount to be additional underwriting compensation received in connection with this offering. If this is deemed to be underwriting compensation, these shares of Series F mandatorily convertible preferred stock and the common stock issued upon the conversion thereof could not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year after the effective date of this offering, except to officers or partners of the underwriters and members of the selling group and their officers or partners.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors to be considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Piper Marbury Rudnick & Wolfe LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and any amendments with respect to the common stock we are offering hereby. This prospectus is a part of the registration statement and includes all of the information which we believe is material to you in considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that makes available the registration statement. The address of the SEC's Internet site is http://www.sec.gov.

                            REPORTS TO STOCKHOLDERS

     We intend to distribute to our stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                I3 MOBILE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2

Consolidated Balance Sheet as of December 31, 1998 and
  1999......................................................  F-3

Consolidated Statement of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................  F-4

Consolidated Statement of Stockholders' Deficit for the
  years ended December 31, 1997, 1998 and 1999..............  F-5

Consolidated Statement of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................  F-6

Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of i3 Mobile, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of i3 Mobile, Inc. at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 14, 2000

                                I3 MOBILE, INC.

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------       PRO FORMA
                                                               1998          1999         (NOTE 2)
                                                               ----          ----         ---------
                                                                                         (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   166      $ 28,241        $ 28,241
  Accounts receivable, net of allowances (Note 2)...........      441           397             397
  Deferred advertising (Note 13)............................        -         4,261           4,261
  Prepaid expenses and other current assets.................       11           168             168
                                                              -------      --------        --------
         Total current assets...............................      618        33,067          33,067
  Fixed assets, net (Note 4)................................       50         1,942           1,942
  Intangible assets, net (Note 2)...........................        -           158             158
  Other non-current assets..................................        -           634             634
  Deposits..................................................       14           440             440
                                                              -------      --------        --------
         Total assets.......................................  $   682      $ 36,241        $ 36,241
                                                              =======      ========        ========
      LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
         PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $   169      $    724        $    724
  Accrued liabilities (Note 5)..............................      244         2,775           2,775
  Deferred revenue (Note 2).................................      131           100             100
  Deferred revenue -- related parties (Note 9)..............       49             -               -
  Current portion of long-term debt (Note 6)................      118             -               -
  Notes payable -- trade (Note 6)...........................      250             -               -
  Notes payable -- related parties (Note 9).................      344             -               -
                                                              -------      --------        --------
         Total current liabilities..........................    1,305         3,599           3,599
Long-term debt (Note 6).....................................      455             -               -
                                                              -------      --------        --------
Commitments and contingencies (Note 8)
         Total liabilities..................................    1,760         3,599           3,599
                                                              -------      --------        --------
Mandatorily redeemable convertible preferred stock (Note
  10).......................................................    2,500        55,338               -
                                                              -------      --------        --------
Stockholders' deficit:
  Convertible preferred stock (Note 10).....................        -             -               -
  Common stock; $.01 par value, 50,000,000 shares
    authorized, 7,554,000, 7,655,500 and 18,972,265 shares
    issued..................................................       76            77             190
  Additional paid-in capital................................    4,530        27,253          82,478
  Notes receivable from stockholders (Note 9)...............      (53)          (31)            (31)
  Deferred compensation.....................................        -          (764)           (764)
  Accumulated deficit.......................................   (8,131)      (45,001)        (45,001)
  Treasury stock at cost, 1,885,000 shares..................        -        (4,230)         (4,230)
                                                              -------      --------        --------
  Stockholders' deficit.....................................   (3,578)      (22,696)         32,642
                                                              -------      --------        --------
         Total liabilities, mandatorily redeemable
           convertible preferred stock and stockholders'
           deficit..........................................  $   682      $ 36,241        $ 36,241
                                                              =======      ========        ========

See accompanying notes to consolidated financial statements.

                                I3 MOBILE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1997       1998        1999
                                                              ----       ----        ----
Net revenue -- trade.......................................  $   676    $ 1,245    $  1,711
Net revenue -- related parties.............................      149        160          23
                                                             -------    -------    --------
Net revenue................................................      825      1,405       1,734
Cost of revenue (excluding $14 of stock compensation)......      700      1,081       1,302
                                                             -------    -------    --------
Gross profit...............................................      125        324         432
                                                             -------    -------    --------
Operating expenses:
  Sales and marketing (excluding $94 of stock
     compensation).........................................      234        584       1,938
  General and administrative (excluding $145 of stock
     compensation).........................................    2,258      2,306       4,771
  Stock compensation.......................................        -          -         253
                                                             -------    -------    --------
Operating expenses.........................................    2,492      2,890       6,962
                                                             -------    -------    --------
Operating loss.............................................   (2,367)    (2,566)     (6,530)
Interest income............................................      (15)        (6)       (213)
Interest expense...........................................       88        323         491
Interest expense -- related parties........................        8         12          48
                                                             -------    -------    --------
Loss before extraordinary item.............................   (2,448)    (2,895)     (6,856)
Extraordinary item -- loss on extinguishment of debt.......        -          -      (3,434)
                                                             -------    -------    --------
Net loss...................................................   (2,448)    (2,895)    (10,290)
                                                             -------    -------    --------
Redemption of preferred stock..............................        -          -      (3,665)
Beneficial conversion feature of preferred stock...........        -          -     (20,504)
                                                             -------    -------    --------
Dividends on mandatorily redeemable preferred stock........      (76)      (274)     (2,411)
                                                             -------    -------    --------
Loss applicable to common stock............................  $(2,524)   $(3,169)   $(36,870)
                                                             =======    =======    ========
Net loss per share -- basic and diluted:
  Loss before extraordinary item...........................  $ (0.33)   $ (0.42)   $  (5.83)
  Extraordinary item.......................................        -          -       (0.60)
                                                             -------    -------    --------
  Net loss.................................................  $ (0.33)   $ (0.42)   $  (6.43)
                                                             =======    =======    ========
  Shares used in computing net loss per share..............    7,554      7,554       5,736
                                                             =======    =======    ========
Pro forma net loss per share -- basic and diluted
  (unaudited):
  Pro forma loss before extraordinary item.................                        $  (0.57)
  Extraordinary item.......................................                           (0.29)
                                                                                   --------
  Net pro forma loss.......................................                        $  (0.86)
                                                                                   ========
  Shares used in computing pro forma net loss per share....                          11,948
                                                                                   ========

See accompanying notes to consolidated financial statements.

                                I3 MOBILE, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     SERIES A           SERIES C                                            NOTES
                                  PREFERRED STOCK   PREFERRED STOCK       COMMON STOCK      ADDITIONAL    RECEIVABLE
                                  ---------------   ----------------   ------------------    PAID-IN         FROM
                                  SHARES   AMOUNT   SHARES   AMOUNT     SHARES     AMOUNT    CAPITAL     STOCKHOLDERS
                                  ------   ------   ------   ------    ---------   ------   ----------   ------------
Balance at January 31, 1997...... 3,770       -         -         -    7,554,000     76         1,447           -
Issuance of Series C preferred
 stock...........................     -       -       864         -            -      -           879           -
Issuance of warrants to preferred
 stockholders....................     -       -         -         -            -      -            52           -
Issuance of warrants to debt
 holders.........................     -       -         -         -            -      -            20           -
Accretion of preferred
 dividends.......................     -       -         -         -            -      -             -           -
Net loss.........................     -       -         -         -            -      -             -           -
                                  ------     --     -----    -------   ---------    ---      --------        ----
Balance at December 31, 1997..... 3,770       -       864         -    7,554,000     76         2,398           -
Issuance of Series C preferred
 stock...........................     -       -     1,330         -            -      -         1,579           -
Issuance of warrants to debt
 holders.........................     -       -         -         -            -      -           158           -
Extension of warrants............     -       -         -         -            -      -           213           -
Accretion of preferred
 dividends.......................     -       -         -         -            -      -             -           -
Issuance of warrants for
 financing fees..................     -       -         -         -            -      -           182           -
Notes receivable from
 shareholders....................     -       -         -         -            -      -             -         (53)
Net loss.........................     -       -         -         -            -      -             -           -
                                  ------     --     -----    -------   ---------    ---      --------        ----
Balance at December 31, 1998..... 3,770       -     2,194         -    7,554,000     76         4,530         (53)
Repurchase of shares............. (3,770)     -         -         -            -      -          (105)          -
Issuance of common stock.........     -       -         -         -      101,500      1           174           -
Repayment of notes receivable
 from shareholders...............     -       -         -         -            -      -             -          22
Issuance of warrants.............     -       -         -         -            -      -         1,133           -
Accretion of preferred stock
 dividends.......................     -       -         -         -            -      -             -           -
Deferred compensation - stock
 options.........................     -       -         -         -            -      -         1,017           -
Beneficial conversion feature -
 Series E........................     -       -         -         -            -      -         3,000           -
Beneficial conversion feature-
 Series F........................     -       -         -         -            -      -        17,504           -
Amortization of deferred
 compensation....................     -       -         -         -            -      -             -           -
Net loss.........................     -       -         -         -            -      -             -           -
                                  ------     --     -----    -------   ---------    ---      --------        ----
Balance at December 31, 1999.....     -      $-     2,194    $    -    7,655,500    $77      $ 27,253        $(31)
                                  ======     ==     =====    =======   =========    ===      ========        ====


                                     DEFERRED     ACCUMULATED   TREASURY
                                   COMPENSATION     DEFICIT      STOCK      TOTAL
                                   ------------   -----------   --------    -----
Balance at January 31, 1997......           -        (2,438)          -        (915)
Issuance of Series C preferred
 stock...........................           -             -           -         879
Issuance of warrants to preferred
 stockholders....................           -             -           -          52
Issuance of warrants to debt
 holders.........................           -             -           -          20
Accretion of preferred
 dividends.......................           -           (76)          -         (76)
Net loss.........................           -        (2,448)          -      (2,448)
                                      -------      --------     -------    --------
Balance at December 31, 1997.....           -        (4,962)          -      (2,488)
Issuance of Series C preferred
 stock...........................           -             -           -       1,579
Issuance of warrants to debt
 holders.........................           -             -           -         158
Extension of warrants............           -             -           -         213
Accretion of preferred
 dividends.......................           -          (274)          -        (274)
Issuance of warrants for
 financing fees..................           -             -           -         182
Notes receivable from
 shareholders....................           -             -           -         (53)
Net loss.........................           -        (2,895)          -      (2,895)
                                      -------      --------     -------    --------
Balance at December 31, 1998.....           -        (8,131)          -      (3,578)
Repurchase of shares.............           -        (3,665)     (4,230)     (8,000)
Issuance of common stock.........           -             -           -         175
Repayment of notes receivable
 from shareholders...............           -             -           -          22
Issuance of warrants.............           -             -           -       1,133
Accretion of preferred stock
 dividends.......................           -        (2,411)          -      (2,411)
Deferred compensation - stock
 options.........................      (1,017)            -           -           -
Beneficial conversion feature -
 Series E........................           -        (3,000)          -           -
Beneficial conversion feature-
 Series F........................           -       (17,504)          -           -
Amortization of deferred
 compensation....................         253             -           -         253
Net loss.........................           -       (10,290)          -     (10,290)
                                      -------      --------     -------    --------
Balance at December 31, 1999.....     $  (764)     $(45,001)    $(4,230)   $(22,696)
                                      =======      ========     =======    ========

See accompanying notes to consolidated financial statements.

                                I3 MOBILE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------    -------    --------
Cash flows from operating activities:
  Net loss..................................................  $(2,448)   $(2,895)   $(10,290)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................       45         19         139
    Amortization of debt discount...........................       23         35          19
    Non-cash charges from the issuance of common stock
     warrants...............................................        6        392         100
    Stock compensation expense..............................        -          -         253
    Loss on extinguishment of debt..........................        -          -       3,434
    Interest on extinguished debt...........................        -          -         311
    Other...................................................       84         67         133
    Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable............     (106)      (390)        (88)
      (Increase) decrease in other current assets and other
       assets...............................................        3          2      (1,217)
      Increase (decrease) in accounts payable...............       76         31         166
      (Decrease) increase in accrued liabilities............       31        149       2,531
      Increase (decrease) in deferred revenue...............      (95)       (54)        (80)
                                                              -------    -------    --------
Net cash used in operating activities.......................   (2,381)    (2,644)     (4,589)
                                                              -------    -------    --------
Cash flows from investing activities:
  Purchase of intangible asset..............................        -          -        (100)
  Purchase of fixed assets..................................      (17)       (57)     (1,700)
                                                              -------    -------    --------
Net cash used in investing activities.......................      (17)       (57)     (1,800)
                                                              -------    -------    --------
Cash flows from financing activities:
  Proceeds from sales of preferred stock, net...............    1,129      2,154      38,136
  Proceeds from issuance of notes payable - trade...........      200        650           -
  Proceeds of issuance of notes payable - related parties...      117        227           -
  Issuance of common stock..................................        -          -         175
  Repurchase of common and preferred stock..................        -          -      (3,000)
  Repayments of notes payable...............................        -       (326)       (869)
  Issuance of notes receivable - related parties............        -        (53)       (200)
  Repayments of notes receivable - related parties..........        -          -         222
                                                              -------    -------    --------
Net cash provided by financing activities...................    1,446      2,652      34,464
                                                              -------    -------    --------
Increase (decrease) in cash and cash equivalents............     (952)       (49)     28,075
Cash and cash equivalents at beginning of period............    1,167        215         166
                                                              -------    -------    --------
Cash and cash equivalents at end of period..................  $   215    $   166    $ 28,241
                                                              =======    =======    ========
Supplemental disclosures of cash flow and non cash
  activities:
  Interest paid in cash.....................................  $    63    $    88    $    136
  Conversion of debt to mandatorily redeemable
    preferred stock.........................................  $     -    $   400    $  5,317
  Deferred advertising received for preferred stock.........  $     -    $     -    $  4,261
  Accretion of mandatorily redeemable preferred stock
    dividends...............................................  $    76    $   274    $  2,411
  Common stock warrants issued in Series F preferred stock
    offering................................................  $     -    $     -    $  1,033
  Liability for fixed asset purchases.......................  $     -    $     -    $    314


See accompanying notes to consolidated financial statements.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

NOTE 1 -- FORMATION AND OPERATIONS OF THE COMPANY:

     i3 Mobile, Inc., "i3" or the "Company", formerly known as Intelligent Information Incorporated, was incorporated in Delaware on June 28, 1991. The Company provides personalized information to wireless phone and other wireless device users. Their services enable wireless device users to have access to personalized information and electronic commerce. The Company offers a range of individualized information products, including customized stock quotes, news, weather, sports, entertainment, traffic and travel information as well as personal e-mail, calendar and commerce applications.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Significant accounting policies followed in the preparation of these financial statements are as follows:

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and a majority-owned subsidiary acquired in 1996. This subsidiary was disposed of in 1997 (see Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The markets for the Company's services are characterized by intense competition, rapid technological development, regulatory changes, and frequent new service introductions, all of which could impact the future value of the Company's assets.

UNAUDITED PRO FORMA BALANCE SHEET:

     Upon the closing of the Company's anticipated initial public offering, each outstanding share of preferred stock will automatically convert into 500 shares of common stock, with the aggregate number of shares of common stock to be issued to each stockholder to be rounded up to the nearest whole share. These transactions have been reflected in the unaudited pro forma balance sheet as if they occurred on December 31, 1999.

CASH AND CASH EQUIVALENTS:

     Cash equivalents consist of highly liquid investments purchased with an initial maturity of three months or less.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

FIXED ASSETS:

     Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which are between 1 and 3 years. Maintenance and repairs are charged to expense as incurred.

RESEARCH AND DEVELOPMENT:

     Research and development costs are charged to expense as incurred. All costs incurred to establish the technological feasibility of the Company's products and services have been expensed as general and administrative expenses. Costs incurred subsequent to the establishment of technological feasibility and prior to the general release of the product have not been capitalized as such amounts are not significant.

LONG-LIVED ASSETS:


     Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In such an event, the carrying value of intangible assets is reviewed by management to determine if the value(s) may be impaired. If this review indicates that the carrying amount(s) will not be recoverable, as determined based on the estimated expected future cash flows attributable to such asset(s) over the remaining amortization period, management will reduce the carrying amount to recognize the impairment and recognize an impairment loss. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. Fair value is defined as the amount for which the asset could be bought or sold in a current transaction between willing parties. Where quoted market prices in active markets are not available, management would estimate fair value based on the best information available in the circumstances - the price of similar assets, discounted cash flow analysis or other valuation techniques.



     At each balance sheet date, the Company evaluates the realizability of its long-lived assets, including goodwill, based on estimates of future non-discounted cash flows. In the event that the estimated expected future cash flows from a long-lived asset, including goodwill, are less than the carrying value, an impairment loss is calculated. This impairment loss is calculated as the difference between the fair value of the asset, as defined above, and the carrying value of the asset. In instances where goodwill is identified with assets that are subject to an impairment loss, the carrying value of the identified goodwill shall be eliminated before making any reduction of the carrying amounts of impaired long-lived assets.



     In November 1997, the Company suspended the funding of and, correspondingly, the operations of its majority-owned subsidiary, Strategic Communications Corporation, "SCC". The only long-lived asset of SCC was goodwill of $64. Since

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


the carrying amount of the goodwill of SCC at that date exceeded the estimate of the expected future cash flows associated with such goodwill, an impairment loss of $64, calculated as the difference between the fair value and carrying value of the goodwill, was recognized.


     In 1999, the Company acquired a license to a technology patent. Under the terms of the agreement, the Company paid the patent holder $100 in cash on signing the agreement and will pay an additional $75 in January 2000. In addition, the Company has agreed to pay a royalty equal to 5% of gross revenue related to electronic commerce through March 29, 2005 and May 8, 2007 for sales in the United States and Canada, respectively. The license is being amortized using the straight-line method over the remaining life of the patent, 4.5 years. At December 31, 1999, the accumulated amortization for the intangible asset was $17.

REVENUE RECOGNITION:


     The majority of the Company's revenues relate to their subscription based services provided to individual users, wireless network operators and others. The Company derives subscriber revenue from the delivery of personalized information to wireless phones and other wireless devices. Subscriber revenue consists of fixed monthly usage charges, transactional fees based on the information delivered, or a combination of the two arrangements. The Company recognizes subscriber revenue when products and services are provided to subscribers or resellers. The products sold by the Company are information service products provided to the Company's customers. These information products are not considered tangible products for financial reporting purposes. The Company does not offer refund privileges to its customers. Deferred revenue is comprised of payments received from the Company's resellers in advance of wireless information services being provided.


     As a part of its subscription based revenue, the Company also provides software design and customization services to its resellers and charges fees on a time and material basis for these services. These revenues are recognized as services are rendered. Revenues are net of volume discounts to customers. Advertising revenues, which are nominal to date, are recognized in the month that the advertisement messages are sent.


     The Company offers complimentary services to build awareness of its products and services and to generate revenue. The wireless network operators are responsible for determining the price, if any, to be charged to their customers for this service. The fees charged by the Company to the wireless network operators for this service varies by wireless network operator. Under agreements with reduced pricing terms, the Company recognizes revenue at the time these services are provided. In the instance where the Company agreed to provide services directly to the customers of a wireless network operator at no cost to the customer, no revenue is recognized.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

COST OF REVENUES:

     Cost of revenues consists primarily of costs associated with purchasing content, royalty payments, direct labor costs of our operations center and distribution fees. Content providers are paid either a flat monthly fee, a fee based on the number of users requesting the content, a fee based on a percentage of the Company's revenues generated from the content they provide, a fee based on the number of on-demand messages requested or a combination of these arrangements. Distribution fees are paid to wireless network operators to use their network to deliver advertising and electronic commerce enabling messages and for delivery of content to direct subscribers. Management believes that the cost of revenues and gross margins on related party revenues are not significantly different from the cost of revenues and gross margins earned on third party revenues.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company controls this risk through credit approvals, credit limits and monitoring procedures. The Company does not require collateral or other forms of security. The Company can, however, limit the amount of information services provided to its customers in the event of nonperformance.

     Total net revenue for the year ended December 31, 1997 from Bank of America, SkyTel Communications, Inc., Omnipoint Communications, Inc. and PageMart Wireless, Inc. was $160, $149, $112 and $86, respectively. Each of these customers comprised over 10% of total net revenues in 1997.

     Total net revenue for the year ended December 31, 1998 from Omnipoint Communications, Inc. and SkyTel Communications, Inc. was $566 and $160, respectively. Each of these customers comprised over 10% of total net revenues in 1998.

     Total net revenue for the year ended December 31, 1999 from Omnipoint Communications, Inc., Bell Mobility Cellular, Inc. and SBC Communications, Inc. was $723, $246 and $229 respectively. Each of these customers comprised over 10% of total net revenues for the period.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

     The Company maintained an allowance for doubtful accounts of $110 and $143 at December 31, 1998 and 1999, respectively.

INCOME TAXES:

     The Company uses the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carryforwards, all calculated using presently enacted tax rates.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

SEGMENT INFORMATION:

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company operates in one segment: wireless information provider services. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 had no impact on the Company's financial statements for the periods presented.

STOCK COMPENSATION:

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its stock option plan and stock awards with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under APB 25, compensation expense is computed to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option or stock award. Compensation so computed is deferred and then recognized over the vesting period of the stock option or award.

     No stock compensation expense was recorded for the years ended December 31, 1997 and 1998. Stock compensation expense was $253 for the year ended December 31, 1999.

     The Company applies SFAS 123, Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18) and related interpretations in accounting for issuances of stock awards to non-employees. Under SFAS 123 these equity transactions are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, which ever is more reliably measurable. The value of the equity instruments is calculated under a fair value based method using a Black-Scholes pricing model. EITF 96-18 defines the measurement date for determining fair value as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or the date at which the counterparty's performance is complete.

EARNINGS (LOSS) PER SHARE:

     The Company computes net loss per share pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin No. 98. Basic net loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of shares of the

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

Company's common stock outstanding during the period. Diluted net loss per share is determined in the same manner as basic net loss per share except that the number of weighted average shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and dilutive conversion of the Company's preferred stock.

     For the years ended December 31, 1997, 1998 and 1999, options to purchase 229,100, 387,250, and 914,000 shares of common stock, respectively, preferred stock convertible into 3,169,500, 4,256,000, and 11,316,765 shares of common stock, respectively, and warrants to purchase 510,875, 1,206,859, and 1,929,084 shares of common stock, respectively, were excluded from the calculation of diluted earnings per share since their inclusion would be antidilutive for all periods presented.

     Pro forma basic and diluted earnings per share have been calculated assuming the conversion of all outstanding shares of preferred stock that are mandatorily convertible upon the Company's anticipated initial public offering into 11,316,765 shares of common stock, as if the shares had converted immediately upon their issuance. Dividends on mandatorily redeemable preferred stock, deemed dividends for beneficial conversion features on mandatorily redeemable preferred stock and loss on redemption of preferred stock have been excluded from the calculation of pro forma basic and diluted earnings per share as the related shares are assumed to have converted to common upon issuance.

COMPREHENSIVE INCOME:

     The Company has adopted, in 1999, the accounting treatment prescribed by Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The adoption of this statement had no impact on the Company's financial statements for the periods presented.

RECLASSIFICATIONS:

     Certain reclassifications have been made for consistent presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     In 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SoP 98-1). SoP 98-1 provides guidance for determining whether computer software is internal-use software, and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The adoption of SoP 98-1 did not have a material impact on the Company's financial statements.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 which delays the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

No. 133, as amended, is to be effective for the Company beginning in 2001. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative financial instruments and does not engage in hedging activities, the adoption of SFAS No. 133 is not expected to have any impact on the consolidated financial position, results of operations or cash flows of the Company.


     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB 101) which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that SAB 101 has no material effect on its financial position, results of operations or cash flows.


NOTE 3 -- DISPOSAL OF BUSINESS:


     In November 1997, the Company suspended its funding of and, correspondingly, the operations of Strategic Communications Corporation ("SCC")
 . In connection with the decision to terminate the operations of SCC, the remaining goodwill of $64 at December 31, 1997 was written off. In January 1998, the Company sold its interest in SCC for nominal consideration and recorded a gain of $3.


NOTE 4 -- FIXED ASSETS:

                                                          DECEMBER 31,
                                                        -----------------
                                                        1998        1999
                                                        -----      ------
Furniture and fixtures...............................    $63       $   63
Equipment and computers..............................      8          218
Construction in progress.............................      -        1,804
                                                         ---       ------
                                                          71        2,085
Less - Accumulated depreciation......................     21          143
                                                         ---       ------
                                                         $50       $1,942
                                                         ===       ======

     Depreciation expense related to fixed assets for the years ended December 31, 1997, 1998 and 1999 was $19, $19 and $122, respectively.

     Construction in progress at December 31, 1999 relates to the expenditures for leasehold improvements, furniture, equipment and computers for the Company's new operations center and headquarters in Stamford, Connecticut. As of December 31, 1999 these assets were not yet placed in service and, as such, were not being depreciated. Capitalized costs will be amortized over the estimated useful life of the asset beginning when the asset is ready for its intended use.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

NOTE 5 -- ACCRUED LIABILITIES:

     The following table provides the major components of accrued liabilities:

                                                           DECEMBER 31,
                                                         ----------------
                                                         1998       1999
                                                         ----      ------
Accrued stock issuance and professional fees..........   $108      $2,045
Accrued salaries and wages............................     38         250
Other accrued liabilities.............................     98         480
                                                         ----      ------
                                                         $244      $2,775
                                                         ====      ======

NOTE 6 -- DEBT:

     Debt and notes payable - trade consisted of the following at December 31, 1998 and 1999:

                                                         DECEMBER 31,
                                                       ----------------
                                                       1998       1999
                                                       -----      -----
CURRENT PORTION OF LONG-TERM DEBT:
  Five-year convertible note........................   $ 137      $   -
     Unamortized discount...........................     (19)         -
                                                       -----      -----
                                                       $ 118      $   -
                                                       =====      =====
NOTES PAYABLE - TRADE:
  Demand note - February 1998.......................     150          -
  Demand note - April 1998..........................     100          -
                                                       -----      -----
                                                       $ 250      $   -
                                                       =====      =====
LONG-TERM DEBT:
Five-year convertible note..........................   $ 493      $   -
  Unamortized discount..............................     (38)         -
                                                       -----      -----
                                                       $ 455      $   -
                                                       =====      =====

     In December 1996, the Company executed a five-year convertible note with the Connecticut Development Authority ("CDA"), which provided financing totaling $750. In connection with this agreement, a warrant was issued to purchase 101,500 shares of common stock for $1.72 per share (Note 11). The relative fair value of these warrants of $95 was recorded as a debt discount and was amortized over the term of the loan.


     The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 6.9-year expected life, no expected dividends and a risk free rate of return of 6.2%. The gross proceeds of the debt financing were then allocated between the debt and the warrants based on the

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

estimated fair values of both instruments. The note earned interest at a rate equal to the federal reserve rate for five year treasury securities plus 2.5%. The note had an effective interest rate of 11%.

     In December 1999, the Company entered into an agreement with the CDA to exchange its five-year convertible note payable for 79.96 shares of Series F preferred stock at a conversion price of $3,960.40 per share (convertible into common stock at a conversion rate of 500 to 1), and to exercise its warrant to purchase 101,500 shares of common stock at a price of $1.72 per share. This debt extinguishment resulted in an extraordinary loss on redemption of $260.


     In December 1997, the Company executed a promissory note with a private investor, providing financing totaling $200. The promissory note bears interest at the rate of 10% per annum and was due and payable in February 1998. This note was repaid in full in August 1998. In connection with the issuance, the private investor received a warrant to purchase 100,000 shares of common stock for $3.00 per share (Note 11). The relative fair value of this warrant of $20 has been recorded as a debt discount and is being amortized over the term of the note. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 1-year expected life, no expected dividends and a risk free rate of return of 5.7%. The gross proceeds of the debt financing were then allocated between the debt and the warrants based on the estimated fair values of both instruments. The effective interest rate on the note is 20%.



     In February and April 1998, the Company executed promissory notes with a private investor, providing financing totaling $150 and $100, respectively. The promissory notes bear interest at a rate of 10% and were due and payable in March 1998 and April 1998, respectively. In December 1998 the Company issued a warrant to purchase 150,000 shares of common stock at $3.50 per share to the noteholders (Note 11). As a result of the issuance, the Company has recorded the fair value of the warrant of $75 as a charge directly to interest expense. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 3.1-year expected life, no expected dividends and risk free rate of return of 4.5%. In February 1999 the notes were repaid in full. Repayment of these notes was guaranteed by the holder of the Company's Series B mandatorily redeemable preferred stock, a related party. The effective interest rate on these notes is 10%.



     In June 1998, the Company issued two notes payable totaling $400 to a private investor group. The notes bore interest at a rate of 7% per annum and were due and payable on demand in cash or Series D preferred stock. In connection with this issuance, two warrants were issued in August 1998 for the purchase of 195,984 shares of the Company's common stock for $3.00 per share (Note 11). The value of these warrants of $83 has been charged directly to interest expense. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 5-year expected life, no expected dividends and risk free rate of return of 4.8%. These notes payable were converted in August 1998 into Series D mandatorily redeemable convertible

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

preferred stock ("Series D Preferred Stock") in connection with the issuance of the Series D Preferred Stock.


     In February 1999, the Company issued a $5,000 promissory note, a warrant to purchase 500,000 shares of common stock and $3,000 of cash to redeem 3,770 shares of its Series A convertible preferred stock and 1,885,000 shares of its common stock owned by Intelligent Investment Partners, Inc. Intelligent Investment Partners, Inc. is a wholly owned subsidiary of SkyTel Communications, Inc., SkyTel, a significant customer. The promissory note, which matures on February 12, 2004, pays interest at a rate of 10% per annum beginning after the first year. Interest is payable semiannually thereafter until maturity. The long-term note payable becomes immediately due and payable upon the Company's anticipated initial public offering or a sale of the Company. The effective interest rate on this note is 9.8%. The warrants allow the holder to purchase 500,000 shares of the Company's common stock at a price of $3.00 per share (Note
11). The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 5-year expected life, no expected dividends and risk free rate of return of 5.0%.


     On December 29, 1999, the Company entered into an agreement with MCI WorldCom, Inc., parent company to SkyTel to convert SkyTel's five-year $5,000 note payable into 1,262.5 shares of Series F mandatorily redeemable preferred stock at a conversion price of $3,960.40 per share (convertible into common stock at a conversion rate of 500 to 1). This debt extinguishment resulted in an extraordinary loss on redemption of $3,174.

NOTE 7 -- INCOME TAXES:

     No provision for federal or state income taxes has been made for the years ended December 31, 1997, 1998 and 1999 given the Company's loss position in each year. At December 31, 1999, the Company had net operating loss carryforwards of $16,454 which expire through the year 2018. Net deferred tax assets at December 31, 1998 and 1999 have been fully reserved due to the uncertainty of realization.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

     The Company's gross deferred tax assets at December 31, 1998 and 1999 were comprised of the following:

                                                          DECEMBER 31,
                                                      --------------------
                                                       1998         1999
                                                      -------      -------
GROSS DEFERRED TAX ASSET:
  Net operating loss carryforwards.................   $ 3,074      $ 7,275
  Warrant issuances................................       172          216
  Interest accretion...............................        26          187
  Other............................................         5          104
                                                      -------      -------
                                                        3,277        7,782
  Valuation allowance..............................    (3,277)      (7,782)
                                                      -------      -------
  Net deferred taxes...............................   $     -      $     -
                                                      =======      =======

     Under provisions of the Tax Reform Act of 1986, if certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of net operating loss carryforwards which could be utilized. Due to this potential annual limitation, the net operating loss carryforwards may expire prior to when otherwise utilizable.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

LEASE AGREEMENTS:

     The Company leases space in several buildings which is used for offices and development facilities as well as various equipment, all subject to operating leases. As of December 31, 1999, the minimum annual rental payments under the terms of such noncancelable leases which expire at various dates through 2008 are as follows:

2000..................................................  $  715
2001..................................................     730
2002..................................................     708
2003..................................................     685
2004..................................................     685
Thereafter............................................   1,922
                                                        ------
Total minimum lease payments..........................  $5,445
                                                        ======

     Rent expense for the years ended December 31, 1997, 1998 and 1999 amounted to $109, $165, and $211, respectively.

     During 1999, in connection with one of the Company's office leases, the Company was required to provide a $400 security deposit.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

LITIGATION:

     The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management's opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

COMMITMENTS:

     At December 31, 1999, the Company had entered into contracts committing the Company to approximately $2,100 worth of expenditures for construction, furniture and equipment related to their new operations center and headquarters in Stamford, Connecticut.

EMPLOYMENT AGREEMENTS

     The Company maintains employment agreements with its key officers. These agreements expire on December 31, 2002 but automatically renew unless notice of termination is given at least 90 days prior to expiration. These agreements provide minimum salary levels $150 per annum and compensation guidelines for each employee. Additionally, the Company maintains separate key-man insurance policies of $2,000 for two of its executives.

OTHER AGREEMENTS:


     The Company has agreements with wireless network operators who act as resellers of the Company's products and services to their customers. These contracts generally have one to three-year terms and are nonexclusive.


     The Company maintains agreements with various content providers. The content agreements frequently have one-year terms, are nonexclusive and can be canceled by either party without notice.

     The Company is a member of an industry association of wireless service, wireless equipment and software companies that develops worldwide standards for wireless information and telephony services on digital mobile phones and other wireless devices. As a result of their affiliation with the organization, the Company has agreed to license its intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop noninfringing products under the specifications promulgated by the organization. Each other member has entered into reciprocal agreements.

     The Company maintains royalty agreements with certain individuals. These agreements are discussed in further detail in Note 9.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

NOTE 9 -- RELATED PARTY TRANSACTIONS:

REVENUE/DEFERRED REVENUE:

     The Company had revenue and deferred revenue for services provided to SkyTel Communications, Inc. Intelligent Investment Partners, Inc., a wholly owned subsidiary of Skytel, was a holder of common and Series A preferred shares of the Company. In February 1999, Intelligent Investment Partners, Inc.'s equity holdings in the Company were redeemed (see Note 6), and its seat on the Board of Directors was relinquished. Subsequent to February 1999, they are no longer considered a related party of the Company.

NOTES PAYABLE TO RELATED PARTIES:

     The Company had outstanding borrowings totaling $144 as of December 31, 1998, payable to the Chairman of the Board of Directors of the Company, an employee/officer of the Company, and a director of the Company. These notes bore interest at a rate of 18% per annum and repayment could be required at any time. In August 1998, as a condition for the Company to receive financing in connection with the Series D mandatorily redeemable preferred stock offering, the interest rates on these related party notes were adjusted from 18% to 10%. These interest rate adjustments were applied retroactively to January 1, 1998 and remained in effect through the repayment of the notes. The note holders forgave $7 of related party interest expense in 1998 related to this retroactive adjustment. These notes payable were repaid in full in February 1999.

     On November 18, 1998, the Company executed two promissory notes with a stockholder of the Company providing financing totaling $200. The promissory notes bore interest at a rate of 10% per annum and were due and payable on December 31, 1998. In March 1999, the Company issued a warrant to purchase 20,235 shares of common stock at $3.50 per share to the noteholder under the Company's Loan Incentive Warrant Plan (Note 11). The Company repaid the note in February 1999.

NOTE RECEIVABLE FROM RELATED PARTIES:

     On May 12, 1999, the Company loaned the President and Chief Executive Officer $100 at an interest rate of 10% per annum. The entire balance, plus interest, was repaid on May 26, 1999.

     On September 30, 1999, the company loaned the Chairman of the Board of Directors $100 at an interest rate of 10% per annum. The entire balance, plus interest was repaid on October 4, 1999.

ROYALTY AGREEMENTS:

     The Company maintains a royalty agreement with two current stockholders of the Company. The agreements provide for the payment of royalties of 2 1/2% of gross revenues on a monthly basis, but in no event less than $3 per month, with a

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

maximum aggregate payment of $6,000 adjustable up to a maximum of $8,000 as defined in the agreement. Total royalties expensed under the terms of the agreement were, $39, $32, and $46 for the years ended December 31, 1997, 1998 and 1999, respectively. In November 1998, the Company loaned the two shareholders $53 on an unsecured basis to purchase Series C convertible preferred stock. The royalties generated under the agreement subsequent to November 1998 will be used to reduce the loan outstanding to the Company. The balance outstanding on these loans were $53 and $31 at December 31, 1998 and 1999, respectively.

     The Company maintains a royalty agreement with a current employee. The original agreement provided for the payment of royalties based on the number of subscribers with a maximum royalty payment of $750. In 1999, in connection with an employment agreement, the royalty agreement was amended to be based on a percentage of gross revenues, as defined in the agreement. The maximum royalty was also reduced by $250 for the cumulative salary paid to the employee. The employee is entitled to a monthly royalty payment of 2% of gross revenues. Total royalties expensed under the terms of the royalty agreement were $15, $29 and $35 for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 10 -- PREFERRED STOCK:

     Preferred stock consisted of the following at December 31, 1998 and 1999:

                                                       DECEMBER 31,
                                                     -----------------
                                                      1998      1999
                                                     ------    -------
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
  STOCK:
  Series B.......................................    $1,436    $ 1,460
  Series D.......................................     1,064      1,292
  Series E.......................................         -     17,104
  Series F.......................................         -     35,482
                                                     ------    -------
          Total mandatorily redeemable
             convertible preferred stock.........    $2,500    $55,338
                                                     ======    =======
CONVERTIBLE PREFERRED STOCK AT PAR VALUE:
  Series A.......................................    $    -    $     -
  Series C.......................................         -          -
                                                     ------    -------
                                                     $    -    $     -
                                                     ======    =======

SERIES A CONVERTIBLE PREFERRED STOCK:

     In February 1995, the Company issued 3,770 shares of Series A convertible preferred stock to IIP for $150 per share. Series A convertible preferred stock was convertible into common shares at a conversion rate of 500-to-1. As the equivalent conversion price per common share was equal to or greater than the estimated fair value of the Company's common shares at the time of issuance no beneficial

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

conversion charge was applicable to this issuance. Upon the issuance, 40% of the Company's common stock was owned by Intelligent Investment Partners, Inc., a holding company, which is wholly owned by SkyTel Communications, Inc., a significant customer.


     In February 1999, the Company redeemed all 3,770 shares of its Series A convertible preferred stock and 1,885,000 shares of its common stock owned by Intelligent Investment Partners, Inc. The redemption price of the Series A preferred stock and the common stock of $8,000 is payable as follows: $3,000 in cash upon closing of the transaction and $5,000 in a promissory note which matures on February 12, 2004 (Note 6). In addition a warrant to purchase 500,000 shares of the Company's common stock at a price of $3.00 per share was issued to Intelligent Investment Partners, Inc. This warrant expires February 11, 2004 (Note 11). This warrant has a fair value of $460 which has been applied to the value of the common and preferred stock repurchased. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 5-year expected life, no expected dividends and a risk free rate of return of 5.0%. The redemption of the preferred stock resulted in $4,230 recorded as treasury stock, a $3,665 charge to accumulated deficit that is included in "loss applicable to common stock" and a $105 charge to additional paid-in capital. The additional paid-in capital charge represents the net impact of eliminating the Company's basis in the Series A convertible preferred stock of $565, and the recording of the $460 value of the common stock warrants issued. The aggregate redemption value of $8,460 was allocated between the common and convertible preferred stock redeemed based on the ratio of equivalent common shares of each instrument.


SERIES B MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     In August 1996, the Company issued 1,421 shares of Series B mandatorily redeemable preferred stock to a private investor group for $879.66 per share. Series B mandatorily redeemable convertible preferred stock is convertible into common shares at a conversion rate of 500-to-1. As the equivalent conversion price per common share was equal to or greater than the estimated fair value of the Company's common shares at the time of issuance no beneficial conversion charge was applicable to this issuance. In connection with the issuance of the Series B mandatorily redeemable preferred stock, warrants were issued to the investor group to purchase 153,000 shares of common stock for $1.76 per share (Note 11). These warrants were not exercised and expired on August 31, 1997.

     Also, in connection with the issuance of the Series B mandatorily redeemable preferred stock, the investor group was granted options to purchase an additional 284 shares of Series B mandatorily redeemable preferred stock at a price of $879.66. These options were exercisable at the option of the holder at any time prior to August 31, 1997. Further if the Company fulfilled certain criteria as outlined in the stock agreement and, if the investor group did not exercise its option, the Company had the option to issue and sell to the investor group, and the investor

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

group was required to buy, 284 shares of Series B mandatorily redeemable preferred stock at a price of $879.66. The Company fulfilled the criteria as outlined in the Series B agreement and, accordingly, the investor group purchased 284 shares of Series B mandatorily redeemable preferred stock on February 27, 1997.


     The relative fair value of the warrants and options granted in conjunction with the Series B preferred stock of $90 was recorded as a discount to the Series B preferred stock value and is being amortized as preferred stock dividends over the period until the earliest possible redemption date. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 1-year expected life, no expected dividends and a risk free rate of return of 6.7%.


SERIES C CONVERTIBLE PREFERRED STOCK:


     From July 1997 through December 1997, the Company sold 476 and 388 shares of Series C convertible preferred stock to private investors at prices of $879.66 per share and $1,187.00 per share, respectively. During 1998, the Company changed the number of authorized shares of its Series C convertible preferred stock to 2,194 and sold an additional 1,330 shares of its Series C convertible preferred stock to private investors for $1,187.00 per share. Series C convertible preferred stock is convertible into common shares at a conversion rate of 500-to-1. As the equivalent conversion price per common share was equal to or greater than the estimated fair value of the Company's common shares at the time of issuance no beneficial conversion charge was applicable to this issuance. Related parties purchased 430 of the 1,330 shares issued in 1998. In connection with these issuances, a warrant was issued for the purchase of 74,910 shares of common stock for $3.00 per share (Note 11). The fair value of the warrants were determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 1-year expected life, no expected dividends and a risk free rate of return of 5.7%.


     On December 22, 1999, the Company's certificate of incorporation was amended to provide for the mandatory conversion of the Series C preferred stock into common stock upon a qualified initial public offering. This amendment was approved by the Board of Directors and the stockholders, including a majority of the Series C stockholders.

SERIES D MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     In August 1998, the Company converted two outstanding notes payable into Series D preferred stock and sold additional shares of Series D preferred stock to a private investor group. The notes were issued to the private investor group in June 1998. The carrying value of the notes of $407 was converted into Series D preferred stock at $1,187.00 per share (Note 6). A total of 843 shares of Series D preferred stock were sold at a price of $1,187.00 per share for total consideration of $1,001 of cash and converted notes payable. Series D mandatorily redeemable convertible preferred stock is convertible into common shares at a conversion rate

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

of 500-to-1. As the equivalent conversion price per common share is equal to or greater than the estimated fair value of the Company's common shares at the time of issuance no beneficial conversion charge is applicable to the issuance.

SERIES E MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     In February 1999, the Company sold to a private investor group, 7,714.56 shares of Series E mandatorily redeemable convertible preferred stock at a price of $1,555.50 per share for $12,000. Series E mandatorily redeemable convertible preferred stock is convertible into common shares at a conversion rate of 500-to-1. As the equivalent conversion price per common share related to the February 1999 issuance is equal to or greater than the estimated fair value of the Company's common shares at the time of issuance no beneficial conversion charge is applicable to the February issuance.

     On November 23, 1999, the same private investor group, in accordance with its contract with the Company, purchased an additional 1,928.64 shares of Series E mandatorily redeemable convertible preferred stock at a price of $1,555.50 per share for $3,000. A $3,000 deemed dividend has been recognized as a charge to additional paid-in capital and an increase to net loss available to common shareholders for the beneficial conversion feature, calculated as the difference between the per share conversion price and the estimated fair value of the common stock into which the preferred stock is convertible, measured at the commitment date. This beneficial conversion feature is limited to the amount of the proceeds received, or $3,000.

SERIES F MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     On December 22, 1999, the Company issued 8,248.33 shares of Series F mandatorily redeemable convertible preferred stock at a price of $3,960.40 per share to private investor groups. The proceeds include $24,850 of cash investments, including $3,000 from a related party stockholder of the Company, the conversion of a $5,000 outstanding note payable, the conversion of a $317 five-year convertible note payable and future television advertising rights. In connection with this issuance the Company recorded a beneficial conversion charge of $17,504, an extraordinary loss on the redemption of the two notes payable of $3,434 and deferred advertising value of $4,261. These charges are calculated as the difference between the per share value of the conversion feature and the estimated fair value of the common stock at commitment date multiplied by the applicable equivalent common shares.

CONVERSION FEATURES, RIGHTS AND PREFERENCES:

     All preferred stock is convertible at any time into shares of common stock at the option of the holder according to a 500-to-1 conversion rate. Each series of preferred stock includes anitdilution and conversion price adjustment provisions that may increase the conversion ratio for these shares in the event of a sale by the Company of additional shares of common stock at a price below the conversion price for such shares. Automatic conversion of all outstanding

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

preferred stock occurs upon the closing of an initial public offering or sale or merger of the Company provided certain defined minimum proceeds and per share requirements are met. The conversion of preferred stock into a total of 11,316,765 shares of common stock is reflected in the unaudited pro forma consolidated balance sheet at December 31, 1999.

     Series C preferred stock is not entitled to any voting rights. Series B preferred stock is entitled to vote on certain matters and Series D, E, and F preferred stock are entitled to voting rights afforded to common stockholders in proportion to the number of common shares into which their preferred shares are convertible.

     The Series B mandatorily redeemable preferred stock and Series C preferred stock are entitled to receive dividends when and if declared by the board of directors. The Series D, E, and F mandatorily redeemable preferred stock accrue dividends cumulatively at a rate of 10% per share per annum. This cumulative dividend is included in the charge to accumulated deficit and the increase in carrying values of the preferred shares related to the 20% internal rate of return guarantee. Such dividends may only be paid at the discretion of the board of directors and are payable upon the conversion of the related shares into common stock upon the closing of an initial public offering. All accumulated dividends shall be forfeited in the event of a public offering where the value of i3 is equal to or greater than $152,000.

     In the event of an involuntary liquidation, the holders of the Series F preferred shares are entitled to receive the stated value per share of the stock together with any accrued and unpaid dividends before any payments to the other stockholders of the Company. Subsequently, the Series B, Series D and Series E preferred stockholders are entitled to receive, on a pro rata basis, prior and in preference to Series C preferred stock, the stated value per share for each outstanding share plus accrued but unpaid dividends. After the initial payment to the holders of the Series F preferred shares and payment to the other preferred stockholders of the Company in accordance with the Company's certificate of incorporation, the holders of the Series F preferred shares are entitled to receive an additional amount until they shall have received an aggregate of two times the stated value per share of the stock.

     Series B preferred stock is mandatorily redeemable based on certain predefined events subsequent to December 31, 2003, but no later than June 30, 2004, at a price per share equal to $879.66 per share, without any dividends. The Series D, E, and F preferred stock is mandatorily redeemable based on certain predefined events subsequent to December 31, 2003, but no later than June 30, 2004, at a price which equates to the investor receiving a 20% internal rate of return on their initial investment of $1,187.00, $1,555.50 and $3,960.40 per share, respectively. This 20% internal rate of return is being recorded by a charge to accumulated deficit and an increase to the carrying values of the Series D, E, and F preferred shares. The state in which the Company is incorporated does not preclude companies from accruing dividends when a stockholders' deficit exists.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

     The total preferred shares authorized was 10,000 at December 31, 1998 and 50,000 at December 31, 1999. The Company's preferred stock issued and outstanding consisted of the following shares at December 31, 1998 and 1999:

                                                      DECEMBER 31,
                                                 ----------------------
                                                 1998         1999
                                                 -----    -------------
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
  STOCK:
  Series B, $.01 par value
     Shares issued and outstanding...........    1,705         1,705
  Series D, $.01 par value
     Shares issued and outstanding...........      843           843
  Series E, $.01 par value
     Shares issued and outstanding...........        -      9,643.20
  Series F, $.01 par value
     Shares issued and outstanding...........        -      8,248.33
CONVERTIBLE PREFERRED STOCK:
  Series A, $.01 par value
     Shares issued and outstanding...........    3,770             -
  Series C, $.01 par value
     Shares issued and outstanding...........    2,194         2,194

NOTE 11 -- COMMON STOCK:

COMMON STOCK WARRANTS:

     The Company had outstanding stock purchase warrants as follows. In this table, "Debt financings" refers to warrants issued to noteholders, while "Services related to 1998 capital raising" refers to warrants issued in consideration for assistance provided to the Company in obtaining debt and preferred stock financing.

                                                    DECEMBER 31,
                                             --------------------------
                                               1998           1999
                                             ---------    -------------
Debt financings..........................      547,484        645,984
Series B preferred stock.................      234,465        234,465
Series C preferred stock.................       74,910         74,910
Services related to 1998 capital
  raising................................      350,000        350,000
Series A preferred stock redemption......            -        500,000
Series F preferred stock.................            -        123,725
                                             ---------      ---------
                                             1,206,859      1,929,084
                                             =========      =========
Weighted Average exercise price per
  share..................................        $3.10          $3.50

     In connection with the Company's 1996 debt financing (Note 6), a warrant was issued for the purchase of 101,500 shares of common stock for $1.72 per share. This warrant is exercisable at the option of the holder and expires on December 31, 2003. The relative fair value of this warrant of $95 has been

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


recorded as additional paid-in capital and as a discount to the debt. The fair value of the warrant was determined using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 6.9-year expected life, no expected dividends and a risk free rate of return of 6.2%. The gross proceeds of the debt financing were allocated between the debt and the warrants based on the estimated fair values of both instruments.


     In December 1997, a warrant was issued to the Series B preferred stockholders, a related party, for the purchase of 234,465 shares of common stock of the Company for $3.00 per share. This warrant was issued in consideration for the Series B stockholder giving up its 12% cumulative dividend. This cumulative dividend was to be paid as of the sale or initial public offering of the Company. The elimination of the dividend was a condition for the Company to receive the Series C convertible preferred stock financing. The warrant is exercisable at the option of the holder and originally expired on December 31, 1998. In April 1998 the expiration date of this warrant was extended to December 31, 2001 in consideration for the continued financial support of the Series B stockholder. The warrants' original fair value of $52 was charged as a preferred dividend immediately upon issuance in 1997 and the fair value of the extension of the expiration date of $123 was immediately charged as a preferred dividend in 1998.


     In connection with the issuance of the Series C convertible preferred stock in 1997 (Note 10), two warrants were issued for the purchase of an aggregate of 74,910 shares of common stock for $3.00 per share. The warrants are exercisable at the option of the holder, had an original expiration date of December 31, 1998. In April 1998 the expiration dates of these warrants were extended to December 31, 2001 in consideration for the continued financial support of the holders. The fair value of the warrants issued with Series C convertible preferred stock was determined to be $17 using the Black-Scholes pricing model utilizing a volatility rate of 40%, a 1-year expected life, no expected dividends and a risk free rate of return of 5.7% percent. The cash proceeds were allocated to the warrants, recorded as additional paid-in capital, and to the Series C convertible preferred stock. The difference between the fair value of the warrants under their original terms and the fair value under the extended terms of $39 was immediately charged as a preferred dividend in 1998.


     In December 1997, in connection with the issuance of a $200 promissory note (Note 6), a warrant was issued to the private investor for the purchase of 100,000 shares of common stock of the Company for $3.00 per share. The warrant is exercisable at the option of the holder and had an original expiration date of December 31, 1998. The relative fair value of the warrant of $20 was amortized to interest expense over the term of the note. In April 1998 the expiration date for this warrant was extended to December 31, 2001 in consideration for the continued financial support of the lender. The fair value related to the extension of the expiration date of $52 was immediately charged as interest expense in 1998.

     In connection with the issuance of the Company's June 1998 notes to private investors, two warrants were issued in August 1998 to purchase an aggregate of

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

195,984 shares of the Company's common stock at a price of $3.00 per share. These notes to private investors were converted into Series D preferred stock in August 1998. These warrants expire on July 31, 2003. The fair value of the warrant of $83 was immediately recorded as interest expense in 1998.

     In consideration for assistance provided in raising capital during 1998, a warrant was issued in June 1998 to the holder of the Series B preferred stock, a related party, for the purchase of 350,000 shares of common stock for $3.50 per share in June 1998. This warrant is exercisable at the option of the holder and expires on December 31, 2001. As a result of the issuance, the fair value of the warrant of $182 has been charged to general and administrative expense in 1998. The charge was recorded to general and administrative expenses as the warrants were issued in consideration for the general assistance provided to the Company in obtaining debt and preferred stock financings and was not applicable to a specific financing.

     In December 1998 a warrant to purchase 150,000 shares of the Company's common stock at a price of $3.50 per share was issued to a holder of the Company's notes payable for financing provided to the Company (Note 6). This warrant expires on December 31, 2001. As a result of this issuance, the Company has recorded the fair value of the warrant of $75 as a charge to interest expense in 1998.

     In February 1999, the Company issued a warrant to Intelligent Investment Partners, Inc., as part of the redemption price for its Series A preferred and common stock (Note 10). This warrant allows Intelligent Investment Partners, Inc. to purchase 500,000 shares of the Company's common stock at a price of $3.00 per share, subject to adjustment. This warrant expires on February 11, 2004. The value of this warrant of $460 was included in the valuation of the treasury stock and the loss on redemption of Series A preferred stock.

     In September 1998 the Company authorized a Loan Incentive Warrant Plan that provided for the issuance of warrants to purchase common stock of the Company to the holders of notes payable. In March 1999, the Company issued warrants under this plan to purchase 200,000 shares of the Company's common stock at a price of $3.50 per share. The number of warrants was determined by a formula based on the amount of the loan. This plan has now expired. These warrants were issued to short-term notes payable holders and expire on December 31, 2001. The related loans were repaid in February 1999. As a result of the issuance, the Company has recorded the fair value of the warrants of $100 as a charge to interest expense.

     In conjunction with the Series F mandatorily redeemable preferred stock offering, the Company issued a warrant to purchase 123,725 shares of common stock at an exercise price of $7.92 per share and incurred a liability of $1,633 to an investment banking firm pursuant to a binding agreement. This fee is in consideration for acting as placement agent in connection with the Series F mandatorily redeemable preferred stock offering. The warrant, which has an exercise price of $7.92 per share and a five year life, has been valued at $1,033

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


using a Black-Scholes pricing model. Assumptions utilized included a volatility rate of 40%, a 5-year expected life, no expected dividends and a risk free rate of return of 5.8%. The value of the payment and warrants has been accounted for as issuance costs against the gross proceeds of the Series F offering.


     On December 29, 1999, the Company entered into a two-year agreement with NBC Interactive Media, Inc. This agreement provides the Company with the right to distribute content from NBC Interactive Media, Inc. or its affiliates upon execution of distribution agreements. The Company will issue warrants to NBC Interactive Media, Inc. to purchase 20,000 common shares at an exercise price of $10.00 per share for each content distribution agreement it or any of its affiliates enters into with the Company, or 30,000 shares for the first agreement reached prior to March 31, 2000. The aggregate number of shares of common stock issuable under this contingent warrant agreement is 110,000 shares. These warrants expire three years after their issuance. The accounting treatment for those contingent warrants to be issued to NBC Interactive Media, Inc. is prescribed by EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Under EITF 96-18 the measurement date for determining the fair value of these warrants would not occur until such time as a distribution agreement is entered into between i3 Mobile and NBC Interactive Media, Inc. or its affiliates. The fair value of the warrants will be determined through a Black-Scholes pricing model utilizing the fair value of the Company's common stock as of the measurement date. As no such agreements have been entered into at December 31, 1999 these contingent warrants have no impact on the 1999 financial statements.

COMMON STOCK RESERVED:

     The Company has reserved shares of common stock as follows:

                                                  DECEMBER 31,
                                         ------------------------------
                                           1998               1999
                                           ----               ----
Conversion of preferred stock..........  4,256,000         11,316,765
Stock options..........................    387,205            914,000
Stock warrants.........................  1,206,859          1,929,084
                                         ---------         ----------
                                         5,850,064         14,159,849
                                         =========         ==========

     On June 11, 1997, the Company effected a 500-to-1 common stock split. All references to common stock amounts, shares and per share data included in the financial statements have been adjusted to give retroactive effect to the stock split.

NOTE 12 -- STOCK INCENTIVE PLAN:

     The Company's 1995 Stock Incentive Plan provides for the issuance of up to 1,014,000 shares of common stock outstanding through the granting of stock options to employees, officers, consultants and directors. The board of directors has complete authority to determine awards and establish the exercise price based on the Board's estimate of fair value provided that the exercise price of the stock

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

option was no less than the fair value of a share of common stock on the date of grant, and the exercise price of a stock option granted to an employee who owns more than 10% of the common stock will be no less than 110% of the fair value of a share of common stock on the date of grant. Such option grants prior to September 15, 1999 vest over a period of five years. As of September 15, 1999, new options granted will vest over a period of four years.

     The following table describes the Company's stock option activity:

                                                                  WEIGHTED AVERAGE
                                              WEIGHTED AVERAGE       FAIR VALUE
                                  NUMBER OF    EXERCISE PRICE    OF OPTIONS GRANTED
                                   OPTIONS       PER SHARE           PER SHARE
                                  ---------   ----------------   ------------------
  Outstanding at January 1,
     1997.......................   119,500         $0.30
  Granted.......................   130,000         $1.76               $1.76
  Canceled......................   (22,500)        $1.08
                                   -------
  Outstanding at December 31,
     1997.......................   227,000         $1.05
  Granted.......................   162,600         $2.37               $2.37
  Canceled......................    (4,450)        $2.37
                                   -------
  Outstanding at December 31,
     1998.......................   385,150         $1.59
  Granted.......................   540,500         $2.74               $5.38
  Canceled......................   (11,650)        $2.37
                                   -------
  Outstanding at December 31,
     1999.......................   914,000         $2.71
                                   =======

     The following summarizes the outstanding and exercisable options under the Plan as of December 31, 1999:

                   OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
----------------------------------------------------------   ----------------------
                                      WEIGHTED    WEIGHTED                 WEIGHTED
                                      AVERAGE     AVERAGE                  AVERAGE
                         NUMBER      REMAINING    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE         OUTSTANDING      LIFE       PRICE     OUTSTANDING    PRICE
--------------         -----------   ----------   --------   -----------   --------
                                     (IN YEARS)
        $0.30            109,000        1.0        $0.30        87,200      $ .30
    $1.76 - $2.37        415,500        3.1        $2.20       161,482      $2.10
    $3.11 - $4.00        389,500        3.1        $3.94        96,025      $3.95
                         -------                               -------
                         914,000                               344,707
                         =======                               =======

     For all options granted in 1997 and 1998, the exercise price equaled the fair value of the common stock on the date of grant. In 1999, options granted with an

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

exercise price equal to fair value of the common stock had a weighted-average exercise price of $2.42. Options granted with an exercise price below gain value had a weighted average exercise price and weighted-average fair value of $3.96 and $6.66 per share, respectively.

     If compensation expenses had been recognized based on the fair value of the options at their grant date, in accordance with Statement of Financial Accounting Standard No. 123 ("FAS 123"), pro forma results of operations would be as follows:

                                                   DECEMBER 31,
                                           ----------------------------
                                            1997      1998       1999
                                           -------   -------   --------
Loss applicable to common stock:
  As reported............................  $(2,524)  $(3,169)  $(36,870)
  Pro forma under FAS 123................   (2,566)   (3,231)   (37,062)
Basic and diluted net loss per share:
  As reported............................  ($ 0.33)  ($ 0.42)  ($  6.43)
  Pro forma under FAS 123................  ($ 0.34)  ($ 0.43)  ($  6.46)

     The estimated fair value at date of grant for options granted for the year ended December 31, 1999 ranged from $2.37 to $7.00. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                              1997      1998     1999
                                             ------    ------    -----
Risk free interest rate....................     6.3%      5.4%     5.8%
Expected dividend yield....................       0         0        0
Expected life of option (years)............       5         5     4.33
Expected volatility........................  0.0001%   0.0001%   28.83%

     As additional options are expected to be granted in future years and the options vest over several years, the above pro forma results are not necessarily indicative of future pro forma results.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Deferred compensation of $764 was recorded for the year ended December 31, 1999. This represents compensation expense that will be recognized over the remaining vesting period. Compensation expense of $253 was recorded for the year ended December 31, 1999. No compensation expense has been recognized for stock-based compensation plans for the years ended December 31, 1998 and 1997.

NOTE 13 - DEFERRED ADVERTISING:

     As part of the Series F mandatorily redeemable convertible preferred stock offering, the Company entered into an agreement with National Broadcasting

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

Company, Inc. "NBC". In the agreement NBC provides television advertising rights to the Company in exchange for 631.25 shares of Series F mandatorily redeemable preferred stock issued to NBC Interactive Media, Inc. in December 1999. This advertising can be broadcast on NBC, NBC's owned and operated television stations or CNBC. The term of the agreement is two years, effective January 1, 2000. The Company has accounted for these services as deferred advertising at the fair value of the Series F mandatorily redeemable preferred shares exchanged for the advertising rights of $4,261. These advertising rights will be amortized to expense as the advertising is used by the Company.

NOTE 14 - SUBSEQUENT EVENTS:

WARRANTS

     On January 4, 2000 the Company amended its certificate of incorporation to change its name from Intelligent Information Incorporated to i3 Mobile, Inc.

     On January 25, 2000, the Company entered into a two-year agreement with Sony Corporation of America, "Sony". This agreement provides the Company with the right to distribute content from Sony or its affiliates upon execution of distribution agreements. The Company will issue warrants to Sony to purchase 20,000 common shares at an exercise price of $10.00 per share for each content distribution agreement Sony or any of its affiliates enters into with the Company, or 30,000 shares for the first distribution agreement reached prior to March 31, 2000. The aggregate number of shares of common stock issuable under this contingent warrant agreement is 110,000 shares. These warrants expire three years after their issuance.

     The accounting treatment for these contingent warrants to be issued to Sony is prescribed by EITF 96-18. Under EITF 96-18 the measurement date for determining the fair value of these warrants would not occur until such time as an agreement is entered into between i3 Mobile and Sony or its affiliates. The fair value of the warrants will be determined through a Black-Scholes pricing model utilizing the fair value of the Company's common stock as of the measurement date.

OPTIONS


     Subsequent to December 31, 1999 the Company issued 274,500 stock options to employees pursuant to employment agreements at an exercise price of $7.92 per share. These options vest ratably over a four-year period and expire after ten years. Based on the estimated the fair value of the common stock at the grant date, the Company estimates that it will record deferred compensation for these options of $1,532 in the first quarter of 2000. This represents compensation that will be recognized over the remaining vesting period. This deferred compensation charge will be amortized to the statement of operations over the four-year vesting period at a rate of $383 per annum for years 2000, 2001, 2002 and 2003.

                                I3 MOBILE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


NOTE 15 - SUBSEQUENT EVENTS (UNAUDITED):



     On February 9, 2000, the Board of Directors adopted the 2000 Stock Incentive Plan. This plan provides for the issuance of up to 1,250,000 shares of common stock through the granting of stock options to employees, officers, consultants and directors. The option exercise price will be determined by the Board and may be equal to or greater than the fair market value of a share of the Company's common stock on the date of grant. The plan limits the number of options issued to any one employee in one fiscal year to 300,000. The Company has issued 200,000 stock options to date under the 2000 Stock Incentive Plan.



     On February 9, 2000, the Company entered into a 5-year agreement with Broadcast-Entertainment.com under which Broadcast-Entertainment.com will be the exclusive provider to i3 for certain entertainment related content. In consideration, Broadcast-Entertainment.com will provide the Company with advertising credits on its affiliated internet websites and radio stations. Management is in the process of determining the value of these advertising credits. The agreement also includes that the Company will provide enterprise services to BroadcastEntertainment.com to upgrade its website for the delivery of content and related services directly to wireless devices and to offer BroadcastEntertainment.com the capability to provide these web-to-wireless services to up to five companies. BroadEntertainment.com has agreed to pay $2,000 in cash for these services.



     On March 7, 2000, in conjunction with its agreement with NBC Interactive Media, Inc. (Note 11), the Company entered into a two-year distribution agreement with CNBC.com under which the Company is granted a non-exclusive license to distribute specific types of CNBC.com's content to designated users and resellers of the Company. In consideration the Company has granted CNBC.com a warrant to purchase 10,000 shares of the Company's common stock at an exercise price of $10.00 per share. These warrants have a three-year term and are exercisable immediately. The value of these warrants has been estimated at $64 using a Black-Scholes option pricing model assuming a volatility of 40%, an expected term of 3 years, no expected dividends and a risk free rate of return of 5.8%. This value of the warrant will be amortized over the term of the agreement as stock compensation. The original terms of the NBC Interactive Media, Inc. agreement called for the initial warrant issuance to be for 30,000 shares of common stock, if issued prior to March 31, 2000, and subsequent warrant issuances to be for the purchase of 20,000 shares of common stock. These terms were adjusted to allow for the initial warrant to be for 10,000 shares of common stock. All subsequent issuances will be subject to the original terms of the agreement.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    7
Forward Looking Statements.............   22
Use of Proceeds........................   23
Dividend Policy........................   23
Capitalization.........................   24
Dilution...............................   26
Selected Consolidated Financial Data...   28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   29
Our Business...........................   40
Management.............................   65
Certain Relationships and Related
  Transactions.........................   75
Principal Stockholders.................   78
Description Of Capital Stock...........   80
Shares Eligible for Future Sale........   84
Underwriting...........................   86
Experts................................   89
Legal Matters..........................   89
Where You Can Find Additional
  Information..........................   89
Reports to Stockholders................   89
Index to Consolidated Financial
  Statements...........................  F-1


UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[I3 MOBILE, INC. LOGO]

i3 MOBILE, INC.
4,400,000 SHARES
COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

CHASE H&Q

CREDIT SUISSE FIRST BOSTON
PROSPECTUS

             , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by i3 Mobile in connection with this offering, other than underwriting discounts and commissions, are as follows. All amounts other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimates.


Securities and Exchange Commission registration fee.........  $   21,374
NASD filing fee.............................................       7,540
Nasdaq National Market listing fee..........................       1,000
Printing and engraving expenses.............................     500,000
Accounting fees and expenses................................     750,000
Legal fees and expenses.....................................     750,000
Blue Sky fees and expenses..................................      24,460
Transfer Agent and Registrar fees and expenses..............      25,000
Miscellaneous expenses......................................     100,626
                                                              ----------
     Total:.................................................  $2,180,000
                                                              ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     As permitted by Section 102 of the Delaware General Corporation Law, the Restated Certificate of Incorporation of i3 Mobile (filed as Exhibit 3.1 to this registration statement) eliminates its directors' personal liability to i3 Mobile or its stockholders for monetary damages for a breach of fiduciary duty as a director of i3 Mobile, except:

     - for any breach of the director's duty of loyalty to i3 Mobile or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for payment of dividends or stock purchases or redemptions by the corporation in violation of Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

As a result of this provision, i3 Mobile and its stockholders may be unable to obtain monetary damages from a director for certain breaches of his or her fiduciary duty to i3 Mobile. This provision does not, however, eliminate the directors' fiduciary responsibilities and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Amended Bylaws of i3 Mobile (filed as Exhibit 3.2 to this registration statement) provide that i3 Mobile must indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law and that it may indemnify its employees and agents in accordance with Delaware law as determined by i3 Mobile's board of directors in its sole discretion. Under
Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation. The corporation may indemnify such a person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in the right of the corporation, judicial approval is required for indemnification in respect of any claim, issue or matter as to which the person was adjudged to be liable to the corporation. To the extent that a present or former director or officer of a corporation is successful on the merits or otherwise in the defense of any such action, suit or proceeding, the corporation must indemnify him or her against the expenses (including attorney's fees) he or she actually and reasonably incurred. Under Delaware law, the expenses of an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by a Delaware corporation in advance of the final disposition of the action, suit or proceeding after delivery to the corporation of an undertaking by or on behalf of the director or officer to repay such amounts if it is ultimately determined that the director or officer is not entitled to be indemnified. Expenses incurred by former directors and officers or other employees and agents may be so paid on such terms and conditions, if any, as the corporation deems appropriate.

     The Underwriting Agreement (filed as Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of i3 Mobile and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

     The indemnification provision in i3 Mobile's Restated Certificate of Incorporation, Amended Bylaws and the Underwriting Agreement may be sufficiently broad to permit indemnification of i3 Mobile's directors and executive officers for liabilities arising under the Securities Act of 1933, as amended.

     i3 Mobile has obtained a Directors' and Officers' Liability and Private Company Reimbursement Insurance Policy that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were issued by i3 Mobile within the past three years and were not registered under the Securities Act of 1933, as amended (the "Securities Act").

     (a) Pursuant to a Stock Purchase Agreement dated August 30, 1996, i3 Mobile issued 1,421 shares of Series B Convertible Preferred Stock and warrants to purchase up to an additional 153,000 shares of common stock to Keystone Venture IV, L.P. for $1.76 per common share or an aggregate purchase price of $1,250,000 in cash. These warrants were not exercised and expired. Subsequently, the Company issued a warrant to purchase 234,465 shares of common stock to Keystone Venture IV, L.P. in consideration for the elimination of the right to receive dividends payable upon a sale or initial public offering of i3 Mobile. This warrant was exercisable at any time until December 31, 1998 at an exercise price of $3.00 per share. In April 1998, i3 Mobile extended the expiration date of this warrant to December 31, 2001. Also, in connection with the issuance of the Series B Convertible Preferred Stock, Keystone Venture IV, L.P. purchased an additional 284 shares of Series B Convertible Preferred Stock for $1.76 per common share or an aggregate purchase price of $250,000 in cash in February 1998. Each of these shares will be converted into 500 shares of our common stock upon the completion of this offering.

     (b) On December 30, 1996, i3 Mobile issued to Connecticut Development Authority warrants to purchase 101,500 shares of common stock in connection with a loan to us of $750,000. The warrants are exercisable at any time until December 31, 2003 at an exercise price of $1.72 per share. The warrants were exercised on December 22, 1999 by converting a portion of the outstanding loan equal to the aggregate warrant exercise price.

     (c) Between July 31, 1997 and October 16, 1998, the following investors purchased an aggregate of 2,194 shares of Series C Convertible Preferred Stock for an aggregate consideration of $2,458,000:

                                                                         EQUIVALENT
                                                          PRICE PER     COMMON STOCK
NAME                                            SHARES      SHARE      PRICE PER SHARE
----                                            ------    ---------    ---------------
William Lombardi..............................    22      $  879.66         $1.76
GII Family Partnership........................   227         879.66          1.76
Glenville Capital Partnership L.P. ...........   227         879.66          1.76
Robert Flynn..................................   125       1,187.00          2.37
George Denney.................................   168       1,187.00          2.37
Wayne & Jordan................................    84       1,187.00          2.37
Peter Linder..................................    42       1,187.00          2.37
Robert Muir, Jr. .............................   126       1,187.00          2.37
Francis Unnold................................     9       1,187.00          2.37
Henry Applebaum...............................    84       1,187.00          2.37
Alson II Partners.............................   210       1,187.00          2.37
Ruth McAdam...................................    21       1,187.00          2.37
Elizabeth Rogers..............................     2       1,187.00          2.37
Marge Bonomo..................................     9       1,187.00          2.37

                                                                         EQUIVALENT
                                                          PRICE PER     COMMON STOCK
NAME                                            SHARES      SHARE      PRICE PER SHARE
----                                            ------    ---------    ---------------
Charlene Rogers...............................    10       1,187.00         $2.37
Patrick McCarthy..............................    21       1,187.00          2.37
Robert Collawn................................    50       1,187.00          2.37
Keystone Venture IV L.P. .....................   421       1,187.00          2.37
Dennis Roland.................................    21       1,187.00          2.37
Michael Pryslak...............................    21       1,187.00          2.37
Triple I, LLC.................................   294       1,187.00          2.37

     Each of these shares will be converted into 500 shares of our common stock upon the completion of this offering. Additionally, i3 Mobile issued to each of G-II Family Partnership and Glenville Capital Partners L.P. warrants to purchase 37,455 shares of our common stock at $3.00 per share in connection with the Series C issuance. The warrants are exercisable at any time until December 31, 1998 at an exercise price of $3.00 per share. In April 1998, i3 Mobile extended the expiration date of these warrants to December 31, 2001.

     (d) On December 17, 1997, i3 Mobile issued to Glenville Capital Partners, L.P. warrants to purchase 100,000 shares of common stock in consideration of loans to us aggregating $200,000. The warrants are exercisable at any time until December 31, 1998 at an exercise price of $3.00 per share. In April 1998, i3 Mobile extended the expiration date of these warrants to December 31, 2001.

     (e) On June 23, 1998, i3 Mobile issued to Keystone Venture IV, L.P. warrants to purchase 350,000 shares of common stock in consideration for services rendered in connection with 1998 financings. The warrants are exercisable at any time until December 31, 2001 at an exercise price of $3.50 per share.

     (f) Pursuant to a Stock Purchase Agreement dated as of August 11, 1998, i3 Mobile issued an aggregate of 843 shares of Series D Convertible Preferred Stock to Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC for $2.37 per common share or an aggregate purchase price of $1,001,000 in cash and converted notes payable. Each of these shares will be converted into 500 shares of our common stock upon the completion of this offering. As part of the issuance of the notes payable, i3 Mobile issued warrants to purchase an aggregate of 195,984 shares of its common stock to Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC. The warrants are exercisable at any time until July 31, 2003 at an exercise price of $3.00 per share.

     (g) On December 1, 1998, i3 Mobile issued to Glenville Capital Partners, L.P. a warrant to purchase 150,000 shares of common stock at an exercise price of $3.50 per share related to previously issued notes payable. These warrants are exercisable at any time until December 31, 2001.

     (h) Pursuant to a Stock Purchase Agreement dated December 1, 1998, and consummated on February 12, 1999, i3 Mobile redeemed 3,770 shares of Series A Convertible Preferred Stock and 1,885,000 shares of common stock from Intelligent Investment Partners, Inc. for an aggregate purchase price consisting of $3,000,000 in cash, a $5,000,000 10% promissory note and a warrant to purchase 500,000 shares of common stock. This warrant is exercisable at any time until February 11, 2004 at an exercise price of $3.00 per share. This promissory note was converted into Series F mandarorily redeemable preferred stock in December 1999.

     (i) Pursuant to a Stock Purchase Agreement dated February 1, 1999, i3 Mobile sold a total of 9,643.2 shares of Series E Convertible Preferred Stock to BG Media Investors L.P. for $3.11 per common share or an aggregate purchase price of $15,000,000. 7,714.56 shares were purchased in February 1999 for $12,000,000 and 1,928.64 shares were purchased in November 1999 for $3,000,000. Each of these shares will be converted into 500 shares of our common stock upon the completion of this offering.

     (j) On March 8, 1999, i3 Mobile issued warrants, in accordance with its Loan Incentive Warrant Plan, to purchase an aggregate of 200,000 shares of common stock in consideration for certain loans made to i3 Mobile by the following persons and entities:

ISSUED TO:                                                 NO. OF SHARES
----------                                                 -------------
Glenville Capital Partners, L.P. ........................     113,823
Apex Investment Fund III, L.P. ..........................      19,251
Apex Strategic Partners, LLC.............................         984
Certain directors, officers and employees................      65,942

All of the warrants listed above are exercisable at any time until December 31, 2001 at an exercise price of $3.50 per share.

     (k) Pursuant to a Stock Purchase Agreement dated as of December 22, 1999, i3 Mobile sold an aggregate of 8,248.33 shares of Series F Convertible Preferred Stock for $7.92 per common share or an aggregate purchase price of $32,667,000 to the following strategic and financial investors:

                                                                            PURCHASE
                          NAME                             NO. OF SHARES     PRICE
                          ----                             -------------   ----------
NBC Interactive Media, Inc.                                  1,262.50      $5,000,000
Sony Corporation of America                                    505.00       2,000,000
Sony Music Entertainment Inc.                                  757.50       3,000,000
GE Capital Equity Investments, Inc.                          1,262.50       5,000,000
Bowman Capital Management Funds                              1,262.50       5,000,000
MCI WorldCom, Inc.                                           1,262.50       5,000,000
Keystone Venture V, L.P.                                       757.50       3,000,000
Susquehanna Partners, GP                                       378.75       1,500,000
Clearnet Communications, Inc.                                  340.87       1,350,000
BT Investment Partners, Inc.                                    252.5       1,000,000
Connecticut Development Authority                              206.21         817,000

     The aggregate consideration was paid in cash except for the value of future television advertising rights from the National Broadcasting Company, Inc., $317,000 in conversion of a portion of an outstanding loan from Connecticut Development Authority and $5,000,000 in conversion of a note payable from an affiliate of MCI WorldCom, Inc. Each of these shares will be converted into 500 shares of our common stock upon the completion of this offering.

     (l) As of the date of this prospectus, i3 Mobile had granted options to employees under the 1995 Stock Incentive Plan to purchase an aggregate of 914,000 shares of common stock at a weighted average exercise price of $2.71 per share.

     The sale and issuance of securities in the transactions described set forth in paragraphs (a) to (k) above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about i3 Mobile. Appropriate restrictive legends were affixed to the stock certificates issued in these transactions, and the affixing of similar legends is required in connection with any subsequent sales of any such securities.

     The sale and issuance of the options described in paragraph (l) above were exempt from registration under the Securities Act in reliance on Rule 701 as transactions under a written compensatory benefit plan established by i3 Mobile for the participation of its employees, directors, officers, consultants and advisors.

     No underwriters were employed in any of the above transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  1.1     Form of Underwriting Agreement.*
  3.1     Restated Certificate of Incorporation filed with the
          Secretary of State of the State of Delaware on February 16,
          1999.+
  3.2     Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on December 22, 1999.+
  3.3     Certificate of Designations, Powers, Preferences and Rights
          of Series F Convertible Preferred Stock filed with the
          Secretary of State of the State of Delaware on December 22,
          1999.+
  3.4     Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on December 22, 1999.+
  3.5     Amendment to Certificate of Designations, Powers,
          Preferences and Rights of Series F Convertible Preferred
          Stock filed with Secretary of State of Delaware on December
          30, 1999.+
  3.6     Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on January 4, 2000.+
  3.7     Amended and Restated Bylaws of i3 Mobile as amended as of
          February 9, 2000.+
  4.1     Form of Common Stock Certificate.*

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  4.2     Fourth Amended and Restated Stockholders Agreement dated
          December 22, 1999.+
  4.3     1995 Stock Incentive Plan, as amended, as of July 13, 1999.+
  4.4     Third Amended and Restated Registration Rights Agreement
          dated December 22, 1999.+
  4.6     General Form of Warrant issued to other warrantholders.+
  5.1     Opinion of Piper Marbury Rudnick & Wolfe LLP.++
 10.1     Employment Agreement by and between i3 Mobile and Stephen G.
          Maloney dated as of January 1, 1999 as amended September 9,
          1999.+
 10.2     Employment Agreement by and between i3 Mobile and Robert M.
          Unnold dated January 1, 1999, as amended September 9, 1999.+
 10.3     Employment and Royalty Agreement by and between i3 Mobile
          and Jeffrey N. Klein dated October 27, 1998.+
 10.4     Agreement of Lease by and between i3 Mobile and Seaboard
          Property Management, Inc. dated April 27, 1995, as amended.+
 10.4a    Lease Modification Agreement between i3 Mobile and Seaboard
          Property Management, Inc. dated February 1997.+
 10.5     Ridgewood Square Office Park Commercial Lease by and between
          i3 Mobile and Ridgewood Square Ltd. dated February 7, 1997.+
 10.6     Agreement of Sublease by and between i3 Mobile and National
          Westminster Bank, PLC, dated as of September 9, 1999.+
 10.7     Lease Agreement by and between i3 Mobile and Double Creek
          Capital Corporation dated November 30, 1999.+
 10.8     Stock Purchase Agreement by and between i3 Mobile and
          Michael J. Pryslak and Dennis M. Roland dated February 27,
          1992, as amended as of September 30, 1994 and further
          amended in November 1998.+
 10.9     Master Service Agreement by and between i3 Mobile and AT&T
          Wireless Services, Inc. dated November 3, 1998.**+
 10.10    Preferred Content License Agreement by and between i3 Mobile and AT&T Wireless Service Data, Inc. d/b/a AT&T Wireless
          Services dated May 1, 1997, as amended May 1, 1998.+
 10.11    Service Agreement by and between i3 Mobile and Bell Mobility
          Cellular Inc. dated May 12, 1998.**+
 10.12    Service Reseller Agreement by and between i3 Mobile and
          Omnipoint Communications Services dated November 8, 1996, as amended July 10, 1998.**+
 10.12a   Amendment to Service Reseller Agreement by and between i3
          Mobile and Omnipoint Communications Services dated July 10,
          1998.**+
 10.13    Services Agreement by and between i3 Mobile and Southwestern
          Bell Mobile Systems, Inc. and Southwestern Bell Wireless
          Inc. dated June 9, 1998.**+
 10.13a   Amendment to Services Agreement by and between i3 Mobile and
          Southwestern Bell Mobile Systems Inc. and Southwestern Bell
          Wireless Inc. dated January 11, 1999.**+
 10.14    Service Agreement by and between i3 Mobile and AirTouch
          Cellular dated April 30, 1999.**+
 10.15    Service Agreement by and between i3 Mobile and The Weather
          Channel Enterprises, Inc. dated December 21, 1998.**+

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 10.16    Letter Agreement by and between i3 Mobile and National
          Broadcasting Company, Inc. dated December 24, 1999.+
 10.17    Letter Agreement by and between i3 Mobile and NBC
          Interactive Media, Inc. dated December 29, 1999.+
 10.18    Letter Agreement by and between i3 Mobile and 1-800-Flowers dated May 6, 1997.**+
 10.19    2000 Stock Incentive Plan.+
 10.20    Employment Agreement by and between i3 Mobile and Michael P.
          Neuscheler dated as of January 10, 2000.*
 10.21    Letter Agreement by and between i3 Mobile and Sony
          Corporation of America dated January 25, 2000.+
 10.22    Master Content Provider Agreement by and between i3 Mobile and Broadcast Entertainment.com, Inc. dated February 9,
          2000.** *
 10.23    Content Distribution Agreement by and between i3 Mobile and
          Dow Jones & Company, Inc. dated February 20, 1996.** *
 10.24    Distribution Agreement by and between i3 Mobile and Fox News
          Network LLC dated June 16, 1997.** *
 10.24a   Addendum to Distribution Agreement by and between i3 Mobile and Fox News Network LLC dated June 4, 1998.*
 10.24b   Addendum to Distribution Agreement by and between i3 Mobile and Fox News Network LLC dated August 20, 1998.*
 10.25    Subscription Agreement by and between i3 Mobile and
          SportsTicker Enterprises L.P. dated June 29, 1998.** *
 10.25a   Addendum to Subscription Agreement by and between i3 Mobile and SportsTicker Enterprises L.P. dated June 29, 1998.** *
 10.26    Distribution Agreement by and between i3 Mobile and LA Times dated August 12, 1997.** *
 10.26a   Addendum to Distribution Agreement by and between i3 Mobile and LA Times dated July 19, 1997.*
 10.27    Database License Agreement -- Wireless Internet by and
          between i3 Mobile, Inc. and InfoUSA Inc. dated December 28,
          1999.** *
 10.28    Distribution Agreement by and between i3 Mobile and Comtex
          Scientific Corporation dated June 13, 1995.** *
 10.28a   Amendment I to Agreement by and between i3 Mobile and Comtex
          Scientific Corporation dated July 1, 1995.*
 10.29    Distribution Agreement by and between i3 Mobile and Press
          News LTD dated December 14, 1998.** *
 10.30    Distribution Agreement by and between i3 Mobile and Press
          Association, a wholly owned subsidiary of The Associated
          Press dated February 1, 1999.** *
 10.31    Distribution Agreement by and between i3 Mobile and CNBC.com
          LLC dated March 13, 2000.** *

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 21.1     Subsidiaries of the Registrant.+
 23.1     Consent of PricewaterhouseCoopers LLP.*
 23.2     Consent of Counsel (included in Exhibit 5.1).++
 24.1     Power of Attorney.+
 27.1     Financial Data Schedule.*


-------------------------

 * Filed herewith.

** Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Confidential portions of this Exhibit have been filed separately with the Securities and Exchange Commission.

 + Filed previously.

++ To be filed by amendment.

(b) Financial Statement Schedules

SCHEDULE
 NUMBER     DESCRIPTION
--------    -----------
  I         Report of PricewaterhouseCoopers LLP on financial statement schedule
 II         Valuation and Qualifying Accounts

SCHEDULE I

       REPORT OF PRICEWATERHOUSECOOPERS LLP ON FINANCIAL STATEMENT SCHEDULE

       SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

To the Board of Directors and Stockholders of i3 Mobile, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 14, 2000 appearing on page F-2 in this Registration Statement on Form S-1 of i3 Mobile, Inc. also included an audit of the Financial Statement Schedule listed in Part II Item 16(b) of this Registration Statement on Form S-1. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 14, 2000

SCHEDULE II

                                I3 MOBILE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts:
Balance, January 1, 1997....................................   $ 50,000
  Provision.................................................     20,000
  Recoveries................................................          -
  Charge-offs...............................................     28,000
                                                               --------
Balance, December 31, 1997..................................     42,000
  Provision.................................................     65,000
  Recoveries................................................      3,000
  Charge-offs...............................................          -
                                                               --------
Balance, December 31, 1998..................................    110,000
  Provision.................................................    131,000
  Recoveries................................................          -
  Charge-offs...............................................    (98,000)
                                                               --------
Balance, December 31, 1999..................................   $143,000
                                                               ========

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) For the purpose of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on March 13, 2000.


                                          i3 MOBILE, INC.

                                          By: /s/ STEPHEN G. MALONEY
                                            ------------------------------------
                                                   Stephen G. Maloney
                                                 President and Chief Executive
                                                 Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                   TITLE                       DATE
                ---------                                   -----                       ----
/s/ STEPHEN G. MALONEY                      President and Chief Executive Officer  March 13, 2000
------------------------------------------    and Director (Principal Executive
Stephen G. Maloney                            Officer)

/s/ MICHAEL P. NEUSCHELER                   Chief Financial Officer (Principal     March 13, 2000
------------------------------------------    Financial and Accounting Officer)
Michael P. Neuscheler

*                                           Chairman of the Board and Director     March 13, 2000
------------------------------------------
Robert M. Unnold

*                                           Director                               March 13, 2000
------------------------------------------
Kerry J. Dale

*                                           Director                               March 13, 2000
------------------------------------------
James A. Johnson

*                                           Director                               March 13, 2000
------------------------------------------
J. William Grimes

*                                           Director                               March 13, 2000
------------------------------------------
Donald F. Christino

*                                           Director                               March 13, 2000
------------------------------------------
W. Peter Daniels

*By: /s/ STEPHEN G. MALONEY                                                        March 13, 2000
-----------------------------------------
      Stephen G. Maloney
      Attorney-In-Fact

                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER    DESCRIPTION                                                      PAGES
-------   -----------                                                   ------------
    1.1   Form of Underwriting Agreement*.............................
    3.1   Restated Certificate of Incorporation filed with the
          Secretary of State of the State of Delaware on February 16,
          1999+.......................................................
    3.2   Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on December 22, 1999+...........................
    3.3   Certificate of Designations, Powers, Preferences and Rights
          of Series F Convertible Preferred Stock filed with the
          Secretary of State of the State of Delaware on December 22,
          1999+.......................................................
    3.4   Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on December 22, 1999+...........................
    3.5   Amendment to Certificate of Designations, Powers,
          Preferences and Rights of Series F Convertible Preferred
          Stock filed with Secretary of State of the State of Delaware on December 30, 1999.+......................................
    3.6   Certificate of Amendment to Restated Certificate of
          Incorporation filed with the Secretary of State of the State of Delaware on January 4, 2000.+............................
    3.7   Amended and Restated Bylaws of i3 Mobile as amended as of
          February 9, 2000.+..........................................
    4.1   Form of Common Stock Certificate*...........................
    4.2   Fourth Amended and Restated Stockholders Agreement dated
          December 22, 1999+..........................................
    4.3   1995 Stock Incentive Plan, as amended, as of July 13,
          1999+.......................................................
    4.4   Third Amended and Restated Registration Rights Agreement
          dated December 22, 1999+....................................
    4.6   General Form of Warrant issued to other warrantholders+.....
    5.1   Opinion of Piper Marbury Rudnick & Wolfe LLP++..............
   10.1   Employment Agreement by and between i3 Mobile and
          Stephen G. Maloney dated as of January 1, 1999 as amended
          September 9, 1999+..........................................
   10.2   Employment Agreement by and between i3 Mobile and Robert M.
          Unnold dated January 1, 1999, as amended September 9,
          1999+.......................................................
   10.3   Employment and Royalty Agreement by and between i3 Mobile
          and Jeffrey N. Klein dated October 27, 1998+................
   10.4   Agreement of Lease by and between i3 Mobile and Seaboard
          Property Management, Inc. dated April 27, 1995, as
          amended+....................................................
   10.4a  Lease Modification Agreement between i3 Mobile and Seaboard
          Property Management, Inc. dated February 1997+..............

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER    DESCRIPTION                                                      PAGES
-------   -----------                                                   ------------
   10.5   Ridgewood Square Office Park Commercial Lease by and between
          i3 Mobile and Ridgewood Square Ltd. dated February 7,
          1997+.......................................................
   10.6   Agreement of Sublease by and between i3 Mobile and National
          Westminster Bank, PLC, dated as of September 9, 1999+.......
   10.7   Lease Agreement by and between i3 Mobile and Double Creek
          Capital Corporation dated November 30, 1999+................
   10.8   Stock Purchase Agreement by and between i3 Mobile and
          Michael J. Pryslak and Dennis M. Roland dated February 27,
          1992, as amended as of September 30, 1994 and further
          amended in November 1998+...................................
   10.9   Master Service Agreement by and between i3 Mobile and AT&T
          Wireless Services, Inc. dated November 3, 1998**+...........
   10.10  Preferred Content License Agreement by and between i3 Mobile and AT&T Wireless Service Data, Inc. d/b/a AT&T Wireless
          Services dated May 1, 1997, as amended May 1, 1998+.........
   10.11  Service Agreement by and between i3 Mobile and Bell Mobility
          Cellular Inc. dated May 12, 1998**+.........................
   10.12  Service Reseller Agreement by and between i3 Mobile and
          Omnipoint Communications Services dated November 8, 1996, as amended July 10, 1998**+....................................
   10.12a Amendment to Service Reseller Agreement by and between i3
          Mobile and Omnipoint Communications Services dated July 10,
          1998**+.....................................................
   10.13  Services Agreement by and between i3 Mobile and Southwestern
          Bell Mobile Systems, Inc. and Southwestern Bell Wireless
          Inc. dated June 9, 1998**+..................................
   10.13a Amendment to Services Agreement by and between i3 Mobile and
          Southwestern Bell Mobile Systems Inc. and Southwestern Bell
          Wireless Inc. dated January 11, 1999**+.....................
   10.14  Service Agreement by and between i3 Mobile and AirTouch
          Cellular dated April 30, 1999**+............................
   10.15  Service Agreement by and between i3 Mobile and The Weather
          Channel Enterprises, Inc. dated December 21, 1998**+........
   10.16  Letter Agreement by and between i3 Mobile and National
          Broadcasting Company, Inc. dated December 24, 1999.+........
   10.17  Letter Agreement by and between i3 Mobile and NBC
          Interactive Media, Inc. dated December 29, 1999.+...........
   10.18  Marketing Agreement by and between i3 Mobile and
          1-800-Flowers dated May 6, 1997.**+.........................
   10.19  2000 Stock Incentive Plan.+.................................
   10.20  Employment Agreement by and between i3 Mobile and Michael P.
          Neuscheler dated as of January 10, 2000.*...................

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER    DESCRIPTION                                                      PAGES
-------   -----------                                                   ------------
   10.21  Letter Agreement by and between i3 Mobile and Sony
          Corporation of America dated January 25, 2000.+.............
   10.22  Master Content Provider Agreement by and between i3 Mobile and Broadcast Entertainment.com, Inc. dated February 9,
          2000.** *...................................................
   10.23  Content Distribution Agreement by and between i3 Mobile and
          Dow Jones & Company, Inc. dated February 20, 1996.** *......
   10.24  Distribution Agreement by and between i3 Mobile and Fox News
          Network LLC dated June 16, 1997.** *........................
   10.24a Addendum to Distribution Agreement by and between i3 Mobile and Fox News Network LLC dated June 4, 1998.*...............
   10.24b Addendum to Distribution Agreement by and between i3 Mobile and Fox News Network LLC dated August 20, 1998.*............
   10.25  Subscription Agreement by and between i3 Mobile and
          SportsTicker Enterprises LP dated June 29, 1998.** *........
   10.25a Addendum to Subscription Agreement by and between i3 Mobile and SportsTicker Enterprises L.P. dated January 1, 1998.*
          **..........................................................
   10.26  Distribution Agreement by and between i3 Mobile and LA Times dated August 12, 1997.** *..................................
   10.26a Addendum to Distribution Agreement by and between i3 Mobile and LA Times dated July 19, 1997.*..........................
   10.27  Database License Agreement -- Wireless Internet by and
          between i3 Mobile, Inc. and InfoUSA Inc. dated December 28,
          1999.** *...................................................
   10.28  Distribution Agreement by and between i3 Mobile and Comtex
          Scientific Corporation dated June 13, 1995.** *.............
   10.28a Amendment I to Agreement by and between i3 Mobile and Comtex
          Scientific Corporation dated July 1, 1995.*.................
   10.29  Distribution Agreement by and between i3 Mobile and Press
          News LTD (The Canadian Press) dated December 14, 1998.** *..
   10.30  Distribution Agreement by and between i3 Mobile and Press
          Association, a wholly owned subsidiary of The Associated
          Press dated February 1, 1999.** *...........................
   10.31  Distribution Agreement by and between i3 Mobile and CNBC.com
          LLC dated March 13, 2000.** *...............................
   21.1   Subsidiaries of the Registrant+.............................
   23.1   Consent of PricewaterhouseCoopers LLP*......................
   23.2   Consent of Counsel (included in Exhibit 5.1).++

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER    DESCRIPTION                                                      PAGES
-------   -----------                                                   ------------
   24.1   Power of Attorney+..........................................
   27.1   Financial Data Schedule*....................................

-------------

 + Previously filed.

** Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Confidential portions of this Exhibit have been filed separately with the Securities and Exchange Commission.

 * Filed herewith.

++ To be filed by amendment.